EXHIBIT (c)(xii)

Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2024

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the conflicts in the Middle East;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(xii)-1

QUEENSLAND TREASURY

2023–24

Report on State Finances

of the Queensland Government – 30 June 2024

Incorporating the Outcomes Report and

the AASB 1049 Financial Statements

Contents

Page

Message from the Treasurer	2

Outcomes Report - Uniform Presentation Framework

Overview and Analysis	3 - 1

Operating Statement by Sector	3 - 8

Balance Sheet by Sector	3 - 9

Cash Flow Statement by Sector	3 - 10

General Government Sector Taxes	3 - 11

General Government Sector Dividend and Income Tax Equivalent Income	3 - 11

General Government Sector Grants Revenue	3 - 12

General Government Sector Grants Expenses	3 - 12

General Government Sector Expenses by Function	3 - 13

General Government Sector Purchases of Non-financial Assets by Function	3 - 14

Certification of Outcomes Report	3 - 15

AASB 1049 Financial Statements

Overview and Analysis	4 - 1

Audited Financial Statements

Operating Statement	5 - 1

Balance Sheet	5 - 2

Statement of Changes in Equity (Net Worth)	5 - 3

Cash Flow Statement	5 - 5

Notes to the Financial Statements	5 - 7

Certification of Queensland State Government Financial Statements	5 - 94

Independent Auditor’s Report to the Treasurer of Queensland	5 - 95

Report on State Finances 2023–24 – Queensland Government	1

Message from the Treasurer

I present Queensland’s 2023-24 Report on State Finances which includes the Outcomes Report and AASB 1049 Financial Statements.

The General Government Sector realised a net operating surplus of $1.681 billion in 2023-24.

Outcomes Report

The Outcomes Report contains financial statements that are presented in accordance with the Uniform Presentation Framework (UPF) which provides comparable reporting of Commonwealth, State and Territory Governments’ financial information.

Queensland’s annual Budget was prepared in accordance with the UPF. The Outcomes Report compares the 2023-24 actual results with the revised forecasts contained in the 2024-25 Budget papers.

The UPF presentation is structured on a sectoral basis with a focus on the General Government and Public Non-financial Corporations Sectors.

AASB 1049 Financial Statements

The AASB 1049 Financial Statements outline the operations of the Queensland Government in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting and other applicable standards and are audited.

These statements focus on the General Government Sector (GGS) and Total State Sector (TSS) and include detailed notes.

The statements include comparatives for the 2022-23 year, as well as analysis of variances between the published 2023-24 Budget and the 2023-24 outcome.

AASB 1049 aims to harmonise the Government Finance Statistics (GFS) and Accounting Standard frameworks. The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards and allows comprehensive assessments to be made of the economic impact of government.

I note the assurances of Treasury officials that both the Outcomes Report and the audited financial statements are presented on a true and fair basis and that the independent auditor’s report is unqualified.

In endorsing this report, I place on record my appreciation of the professionalism and co-operation extended to Queensland Treasury by agency personnel and of the Treasury staff involved in its preparation.

The Honourable David Janetzki MP

Treasurer

Minister for Energy and

Minister for Home Ownership

Related Publications

This report complements other key publications relating to the financial performance of the Queensland Public Sector including:

–	the annual Budget papers;

–	the Treasurer’s Consolidated Fund Financial Report;

–	the annual reports of the various departments, statutory bodies, Government-owned corporations and other entities that comprise the Queensland Government; and

–	the Queensland Sustainability Report.

2	Report on State Finances 2023–24 – Queensland Government

QUEENSLAND TREASURY

2023–24

Outcomes Report

Uniform Presentation Framework of the

Queensland Government – 30 June 2024

Outcomes Report - Overview and Analysis

Overview

A slower than expected decline in coal and oil prices have resulted in an improved fiscal position in 2023-24 compared to the original budget estimate.

The General Government Sector (GGS) realised a Uniform Presentation Framework (UPF) net operating surplus of $1.681 billion for 2023-24, compared to the estimated operating surplus of $564 million reported in the 2024-25 Budget, and the operating deficit estimate of $2.182 billion in the original 2023-24 Budget. Refer Chart 3.1.

The surplus in 2023-24 is driven by higher royalty revenue as commodity prices received by Queensland’s coal producers moderated slower than expected in the 2023-24 Budget, partly offset by funding of measures such as electricity rebates.

The $1.117 billion increase in net operating balance since the 2024-25 Budget reflects lower expenses due to timing of various programs and the Australian Government providing an advance payment of $199 million for its Housing Support Program.

Chart 3.1: 2023-24 General Government Sector UPF net operating balance compared to budget forecasts

Source: 2023-24 and 2024-25 Queensland State Budgets, 2023-24 Budget Update and 2023-24 Queensland Report on State Finances

In 2023-24, GGS revenue totalled $89.768 billion, an increase of $709 million on the 2024-25 Budget estimated actual revenue of $89.059 billion. The increase in revenue primarily reflects the Australian Government’s decision in late June 2024 to make advance payments of Financial Assistance Grants (FA Grants) and Housing Support program grants.

GGS expenses totalled $88.087 billion in 2023-24, $408 million lower than the 2024-25 Budget estimated actual. The decrease in expenses is due to the timing of various programs, offset in part by the accrual for on-passing to local councils of the advance payment of FA Grants from the Australian Government.

Report on State Finances 2023–24 – Queensland Government	3-1

Outcomes Report - Overview and Analysis

Overview continued

GGS net debt in 2023-24 is $5.684 billion, a $6.539 billion improvement since the 2024-25 Budget. Refer Chart 3.2.

Chart 3.2: 2023-24 General Government Sector net debt compared to budget forecasts

Source: 2023-24 and 2024-25 Queensland State Budgets, 2023-24 Budget Update and 2023-24 Queensland Report on State Finances

The $6.539 billion improvement in net debt relative to the 2023-24 estimated actual projection reflects lower borrowing requirements as a result of the improved operating cash flows and lower capital purchases, and better than expected upward market valuation of investments managed by Queensland Investment Corporation (QIC).

GGS net debt improved on the 2023-24 Budget estimate of $16.19 billion. The $10.5 billion or 65 per cent improvement in net debt relative to the budget estimate was largely due to Queensland’s stronger revenue reducing borrowing requirements, and higher investments from better-than-expected returns on the State’s long-term assets.

As at 30 June 2024, GGS borrowing totalled $58.773 billion, $3.2 billion lower than the 2024-25 Budget estimated actual and $6.7 billion lower than the 2023-24 Budget. In the main, lower borrowing was due to improved net cash inflows from operating activities in 2023-24.

Non-financial Public Sector (NFPS) borrowing as at 30 June 2024 was $106.397 billion, $2.172 billion lower than estimated actual in the 2024-25 Budget. This decrease is due to lower GGS borrowing, offset in part by market value adjustments to derivatives held by electricity Government-owned corporations (GOCs) to hedge movements in electricity prices and higher borrowings with Queensland Treasury Corporation (QTC) within the Public Non-financial Corporations sector.

NFPS net debt is $45.336 billion as at 30 June 2024, a $6.295 billion improvement on the 2024-25 estimated actual projection. This improvement is largely consistent with the better-than-expected GGS net debt outcome.

Fiscal principles

In the 2021-22 Queensland Budget, the Government set out its medium-term strategy for fiscal recovery, including a Charter of Fiscal Responsibility. The Charter includes Fiscal Principles to support the delivery of net operating surpluses and the stabilisation of net debt.

Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Net debt is a measure of the overall strength of the State’s fiscal position and the net debt to revenue ratio indicates the Government’s ability to service this debt.

3-2	Report on State Finances 2023–24 – Queensland Government

Outcomes Report - Overview and Analysis

Fiscal principles continued

Stabilising debt at sustainable levels is essential to maintain capacity to invest in public infrastructure and to respond to future external shocks. The Government remains focused on stabilising net debt in the medium term by restoring operating surpluses, as per Fiscal Principle 2.

Queensland’s net debt to revenue ratio was 6 per cent in 2023-24, a reduction from the 14 per cent ratio projected at the time of the 2024-25 Budget. The ratio in 2022-23 was 3 per cent, and the relatively low net debt to revenue ratio over the past two years reflects short term revenue uplifts, reducing the need to borrow.

Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Delivering operating surpluses will assist debt stabilisation.

Queensland’s net operating balance has improved since the 2023-24 Budget, from an operating deficit of $2.182 billion to an operating surplus of $1.681 billion. This follows net operating surpluses in 2021-22 and 2022-23.

In 2023-24, revenue and expenses growth continued to be impacted by near term challenges with royalty revenue volatility on the revenue side and cost-of-living measures on the expenses side. After adjusting revenue for the extraordinary uplift from royalty revenue driven by higher commodity prices, underlying revenue grew 7.5 per cent in 2023-24. Excluding cost-of-living energy rebates, expenses grew 12 per cent in 2023-24.

Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs and ensuring a pipeline of infrastructure that responds to population growth.

In 2023-24, 65 per cent of the GGS net cash flows from investments in non-financial assets of $10.360 billion were funded from operating cash flows. Funding capital purchases primarily through operating cash surpluses rather than additional borrowings is key to stabilising borrowings.

The capital program includes purchases of non-financial assets, capital grants and new finance leases and similar arrangements. The capital program delivered by the State Non-financial Sector in 2023-24 was $21.569 billion, $649 million, or 2.9 per cent lower than the estimated actual forecast in the 2024-25 Budget.

Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

At the time of the 2024-25 Budget, Queensland’s taxation per capita was $780 less than the average of other jurisdictions in 2022-23 (latest available data).

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover. The latest full actuarial review of the QSuper scheme was as at 30 June 2021 and was published in a report dated 3 December 2021. The report found the scheme to be fully funded. The next triennial review will report on the funding status of the scheme as at 30 June 2024.

As at 30 June 2024, WorkCover Queensland was fully funded.

Report on State Finances 2023–24 – Queensland Government	3-3

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates

Outlined in the table below are the key aggregates, by sector for 2023-24. The actual outcome for 2023-24 is compared to the estimated actual per the 2024-25 Budget.

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector
	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome
	$ million	$ million	$ million	$ million	$ million	$ million

Revenue	89,059	89,768	16,527	17,360	98,639	100,258
Expenses	88,495	88,087	15,269	15,543	97,838	97,761
Net operating balance	564	1,681	1,258	1,817	802	2,497

Capital purchases	11,061	10,507	6,366	6,402	17,482	16,887

Fiscal balance	(5,717)	(4,001)	(2,709)	(2,487)	(9,503)	(7,467)

Borrowing with QTC	54,100	50,950	44,234	44,669	98,334	95,619
Leases and similar arrangements	7,819	7,759	627	745	8,446	8,504
Securities and derivatives	39	64	1,758	2,217	1,790	2,274
Borrowings	61,958	58,773	46,618	47,631	108,569	106,397

Net Debt	12,223	5,684	39,415	39,659	51,631	45,336

Notes:

1.  Numbers may not add due to rounding.

2.  Non-financial Public Sector consolidates the General Government and Public Non-financial Corporations Sectors and excludes inter-sector transactions and balances.

General Government Sector

Revenue

	2023-24	2023-24
General Government Revenue	Est. Actual	Outcome
	$ million	$ million

Taxation revenue	22,670	22,659
Grants revenue	39,550	40,064
Sales of goods and services	6,946	7,143
Interest income	3,532	3,617
Dividend and income tax equivalent income	1,720	1,477
Other revenue	14,640	14,807

Total Revenue	89,059	89,768

Note:
1. Numbers may not add due to rounding.

General Government revenue totalled $89.768 billion in 2023-24, up $709 million or 0.8 per cent compared to the 2024-25 Budget estimated actual projection of $89.059 billion.

The increase in revenue since the 2024-25 Budget was in large part due to the Australian Government making grant payments in advance in 2023-24. Grants revenue was $514 million higher than the 2024-25 Budget estimated actual forecast. Grants revenue received in advance included $555 million, or 85 per cent of the Financial Assistance Grants expected to be received in the 2024-25 financial year and $199 million in up-front funding for the Housing Support Program. The impact of the advance payments from the Australian Government were partly offset by lower GST revenue and the timing of National Partnership grants.

Better than expected sales revenue, interest income and other revenue, including donations and land contributions also contributed towards higher than forecast revenue compared to the estimated actual forecast. However, lower dividend and tax equivalent income from entities within the PNFC sector mostly offset these improvements.

3-4	Report on State Finances 2023–24 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Expenses

	2023-24	2023-24
General Government Expenses	Est. Actual	Outcome
	$ million	$ million

Employee expenses	33,231	33,264
Superannuation expenses
Superannuation interest cost	787	789
Other superannuation expenses	3,929	4,071
Other operating expenses	26,612	25,901
Depreciation and amortisation	5,436	5,441
Other interest expenses	1,905	2,020
Grants expenses	16,595	16,601

Total Expenses	88,495	88,087

Note:
1. Numbers may not add due to rounding.

Total GGS expenses for 2023-24 were $408 million or 0.5 per cent lower than expected in the 2024-25 Budget.

The lower expenses compared to the 2023-24 estimated actual forecast were partly due to the timing of operational costs and various grants programs, offset in part by accrued on-passing grants to local councils following the advance payment of FA Grants by the Australian Government.

GGS expenditure is focused on the delivery of core services to the community. As shown in Chart 3.3 below, education and health account for over half of the total expenses, consistent with their share in other jurisdictions.

Chart 3.3: 2023-24 General Government Sector expenses by function 1

[1]	Refer to page 3-13 for further detail of expenses in each function.

Report on State Finances 2023–24 – Queensland Government	3-5

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Net Operating Balance

The net operating balance is the net of revenue and expenses from transactions and was an operating surplus of $1.681 billion for 2023-24. The surplus was a $1.117 billion improvement on the $564 million operating surplus forecast at the time of the 2024-25 Budget. Revenue was $709 million higher and expenses were $408 million lower than projected, for the reasons discussed above.

Capital Purchases

GGS purchases of non-financial assets are the actual cash outlays per the Cash Flow Statement and totalled $10.507 billion, which was $554 million lower than the 2023-24 estimated actual, largely reflecting timing of various infrastructure projects.

Fiscal Balance

The fiscal balance measure broadly shows how much of the acquisition of non-financial assets is financed by the net operating balance (excluding depreciation) and how much by borrowing.

The fiscal deficit of $4.001 billion for 2023-24 was $1.716 billion smaller than the estimated actual projection of an $5.717 billion deficit. The improved fiscal deficit is mainly due to the improved net operating surplus and moderately lower net acquisition of non-financial assets.

Borrowing

Borrowing was $58.773 billion, compared to the 2024-25 Budget projection of $61.958 billion, a decrease of $3.185 billion. The lower balance partly reflects the increase in cash flows from operating activities, lower capital purchases and timing of equity injections to entities within the PNFC sector. Not all of the improved net operating cash flows, net of lower capital purchases, flows through as a corresponding decrease in borrowings, as some of the additional net inflows were retained in cash at year end.

Net Worth

The GGS net worth was $331.147 billion as at 30 June 2024, $16.263 billion higher than the estimated actual included in the 2024-25 Budget. The increase is predominantly due to upward valuations of land under roads, roads infrastructure and public housing and market value adjustments on investments, loans and placements, offset in part by lower investments in other public sector entities.

Net Debt

Net debt is defined as the sum of particular financial liabilities: deposits held, advances received and borrowings less particular assets: cash and deposits, advances paid and investments, loans and placements. Financial liabilities exceeded financial assets in the GGS by $5.684 billion at 30 June 2024. This is a $6.539 billion reduction in net debt from the 2024-25 Budget estimate of $12.223 billion.

Net debt has decreased since the 2023-24 Budget due to lower borrowings and higher cash balances from the improved net cash flows from operating activities, moderately lower capital purchases and better than expected market valuations of the State’s long-term assets held to meet its obligations.

Operating Result

The operating result measures the outcome for the State under the Accounting Standards framework, rather than the GFS framework. The GGS operating result of $5.719 billion differs from the net operating balance as it includes valuation adjustments, such as gains and losses on financial and non-financial assets. The operating result has improved $3.605 billion since the 2024-25 Budget largely reflecting the increased net operating surplus and better than expected market value adjustments to investments, loans and placements.

Comprehensive Result - Total Change in Net Worth

The comprehensive result includes the revaluation of assets taken to reserves and actuarial adjustments to defined benefit superannuation liabilities.

The comprehensive result for 2023-24 was $27.174 billion, an increase of $16.263 billion from the 2023-24 estimated actual forecast. The increase in the actual comprehensive result is mainly due to significant upward valuations of non-financial assets.

3-6	Report on State Finances 2023–24 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

Public Non-financial Corporations (PNFC) Sector

The Public Non-financial Corporations Sector comprises bodies such as Government-owned corporations (GOCs) that mainly engage in the production of goods and services (of a non-financial nature) for sale in the market place at prices that aim to recover most of the costs involved.

–	The PNFC Sector recorded a net operating surplus of $1.817 billion, $559 million higher than the 2024-25 Budget forecast mainly due to improved operating position of electricity generation GOCs.

–

The fiscal balance was a deficit of $2.487 billion, compared to an estimated 2023-24 deficit of $2.709 billion. The improvement in fiscal deficit is primarily due to the stronger net operating balance.

–

PNFC borrowing with Queensland Treasury Corporation (QTC) was $44.669 billion as at 30 June 2024, $435 million higher compared to the revised estimate of $44.234 billion. Derivative liabilities were $2.217 billion at year end, $459 million higher compared to the 2023-24 estimated actual projection, primarily driven by market value movements in the value of electricity hedging contracts held by the generator GOCs.

–

Net debt for the PNFC sector was $39.659 billion, $244 million higher than the 2023-24 Budget estimated actual forecast. The impact of higher derivative liabilities were to a large extent negated by the associated increase in electricity derivative assets, minimising the impact to the PNFC net debt metric.

State Financial Sector (SFS)

The State Financial Sector is the GFS terminology used for the consolidation of all State Government departments and other General Government entities, Public Non-financial Corporations, Public Financial Corporations and their controlled entities. The equivalent term for SFS used in the AASB 1049 section of this report is Total State Sector. All material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

–

The net operating balance for 2023-24 was a deficit of $1.472 billion, while the operating result was a surplus of $6.643 billion as it includes positive market value returns on its long term investments managed by QIC, offset in part, by unrealised market value adjustments for QTC’s external borrowings and derivatives.

–	Purchases of non-financial assets for the SFS were $16.892 billion.

–

The SFS net worth was $338.825 billion, an increase of $27.311 billion compared to that published in the 2022-23 Outcomes Report. This was mainly due to non-financial asset revaluations and the operating result achieved in 2023–24.

Report on State Finances 2023–24 – Queensland Government	3-7

2023 - 24 Operating Statement by Sector ($ million)

		General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

		Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Revenue from Transactions

Taxation revenue		22,670	22,659	-	-	22,245	22,198	-	22,059
Grants revenue		39,550	40,064	1,295	1,251	39,721	40,165	-	40,038
Sales of goods and services		6,946	7,143	14,324	15,215	17,772	18,802	3,550	21,750
Interest income		3,532	3,617	184	219	3,638	3,758	5,490	3,135
Dividend and income tax equivalent income		1,720	1,477	-	-	170	147	-	-
Other revenue		14,640	14,807	724	675	15,093	15,188	152	15,339
Total Revenue from Transactions		89,059	89,768	16,527	17,360	98,639	100,258	9,193	102,321

Expenses from Transactions
Employee expenses		33,231	33,264	2,921	3,075	35,969	36,138	477	36,087
Superannuation expenses
Superannuation interest cost		787	789	-	(16)	787	773	-	773
Other superannuation expenses		3,929	4,071	352	375	4,281	4,446	37	4,484
Other operating expenses		26,612	25,901	6,482	7,027	29,583	29,348	3,585	32,921
Depreciation and amortisation		5,436	5,441	3,082	2,873	8,518	8,314	23	8,337
Other interest expenses		1,905	2,020	1,871	1,832	3,474	3,541	8,765	5,990
Grants expenses		16,595	16,601	27	22	15,226	15,201	127	15,202
Other property expenses		-	-	534	354	-	-	59	-
Total Expenses from Transactions		88,495	88,087	15,269	15,543	97,838	97,761	13,074	103,793
Net Operating Balance		564	1,681	1,258	1,817	802	2,497	(3,881)	(1,472)

Other economic flows - included in operating result		1,549	4,038	(114)	(833)	1,365	3,135	4,819	8,115

Operating Result		2,114	5,719	1,144	983	2,167	5,631	938	6,643

Other economic flows - other movements in equity		8,798	21,456	4,637	1,539	8,745	21,543	(88)	20,667

Comprehensive Result - Total Change in Net Worth (d)		10,911	27,174	5,780	2,523	10,911	27,174	849	27,310

KEY FISCAL AGGREGATES

Net Operating Balance		564	1,681	1,258	1,817	802	2,497	(3,881)	(1,472)

Net Acquisition/(Disposal) of Non-financial Assets
Purchases of non-financial assets		11,061	10,507	6,366	6,402	17,482	16,887	6	16,892
Less	Sales of non-financial assets	85	147	18	27	103	174	-	174
Less	Depreciation	5,436	5,441	3,082	2,873	8,518	8,314	23	8,337
Plus	Change in inventories	(3)	(3)	42	91	39	87	-	87
Plus	Other movements in non-financial assets	744	766	661	712	1,404	1,478	30	1,508
Equals	Total Net Acquisition of Non-financial Assets	6,281	5,682	3,968	4,304	10,304	9,964	13	9,977

Fiscal Balance		(5,717)	(4,001)	(2,709)	(2,487)	(9,503)	(7,467)	(3,893)	(11,449)

Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  For GFS, the change in Net Worth is the change from the previous published outcome. This differs from the AASB 1049 statements where prior year adjustments are permitted under IFRS.

3-8	Report on State Finances 2023–24 – Queensland Government

2023 - 24 Balance Sheet by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Assets
Financial assets
Cash and deposits	1,107	2,386	1,668	1,802	2,775	4,188	8,129	9,521
Advances paid	1,253	1,137	2,562	2,946	1,251	1,137	-	1,137
Investments, loans and placements	50,127	52,727	2,991	3,239	53,118	55,966	189,699	109,153
Receivables	5,182	4,980	2,603	3,034	6,216	6,630	545	7,008
Equity
Investments in other public sector entities	30,834	27,786	-	-	3,645	3,855	-	-
Investments - other	175	205	-	-	174	204	-	204
Total financial assets	88,677	89,221	9,824	11,021	67,178	71,979	198,374	127,022

Non-Financial Assets
Land and other fixed assets	333,058	349,040	74,945	72,030	408,002	421,069	144	421,213
Other non-financial assets	10,204	7,070	4,102	1,993	1,164	1,500	236	1,482
Total Non-financial Assets	343,262	356,110	79,046	74,023	409,166	422,569	380	422,695

Total assets	431,939	445,331	88,870	85,044	476,344	494,547	198,753	549,718

Liabilities
Payables	5,651	7,010	2,782	3,808	6,920	9,490	222	9,576
Superannuation liability	19,646	20,118	(354)	(250)	19,292	19,868	-	19,868
Other employee benefits	10,067	10,277	1,108	1,336	11,176	11,613	166	11,779
Deposits held	-	-	14	11	14	11	10,056	5,277
Advances received	2,752	3,161	3	3	192	218	-	218
Borrowing (d)	61,958	58,773	46,618	47,631	108,569	106,397	174,940	139,142
Other liabilities	16,981	14,845	11,510	8,573	15,297	15,803	9,514	25,032
Total liabilities	117,054	114,184	61,681	61,112	161,460	163,399	194,898	210,892

Net Worth	314,884	331,147	27,190	23,932	314,884	331,148	3,855	338,825

KEY FISCAL AGGREGATES

Net Financial Worth	(28,377)	(24,963)	(51,857)	(50,091)	(94,282)	(91,421)	3,475	(83,870)
Net Financial Liabilities	59,211	52,749	NA	NA	97,927	95,276	NA	83,870
Net Debt	12,223	5,684	39,415	39,659	51,631	45,336	(12,832)	24,827
Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  Borrowing line is comprised of

Borrowing with QTC	54,100	50,950	44,234	44,669	98,334	95,619	-	-
Leases and other similar arrangements	7,819	7,759	627	745	8,446	8,504	462	8,966
Securities and derivatives	39	64	1,758	2,217	1,790	2,274	174,478	130,177
	61,958	58,773	46,618	47,631	108,569	106,397	174,940	139,142

Report on State Finances 2023–24 – Queensland Government	3-9

2023 - 24 Cash Flow Statement by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Cash Receipts from Operating Activities
Taxes received	22,470	22,842	-	-	22,046	22,381	-	22,241
Grants and subsidies received	39,783	40,307	1,360	1,298	39,948	40,407	-	40,281
Sales of goods and services	7,451	7,272	16,287	16,701	19,867	20,383	3,855	23,636
Interest receipts	3,535	3,613	185	219	3,646	3,756	5,490	3,133
Dividends and income tax equivalents	792	799	-	-	162	120	-	-
Other receipts	17,313	17,006	415	501	17,784	17,498	187	17,684
	91,344	91,837	18,246	18,719	103,453	104,545	9,532	106,975
Cash Payments for Operating Activities
Payments for employees	(39,040)	(39,013)	(3,205)	(3,134)	(42,063)	(41,946)	(529)	(41,948)
Payments for goods and services	(30,019)	(28,501)	(8,662)	(7,631)	(34,797)	(32,546)	(2,541)	(35,079)
Grants and subsidies	(16,651)	(15,662)	(27)	(22)	(15,485)	(14,491)	(127)	(14,491)
Interest paid	(1,811)	(1,928)	(1,867)	(1,836)	(3,380)	(3,456)	(8,765)	(5,910)
Other payments	-	-	(646)	(822)	(468)	(610)	(379)	(935)
	(87,521)	(85,104)	(14,407)	(13,445)	(96,193)	(93,049)	(12,341)	(98,363)

Net Cash Flows from Operating Activities	3,823	6,734	3,839	5,273	7,260	11,497	(2,810)	8,613

Cash Flows from Investing Activities
Non-financial Assets
Purchases of non-financial assets	(11,061)	(10,507)	(6,366)	(6,402)	(17,482)	(16,887)	(6)	(16,892)
Sales of non-financial assets	85	147	18	27	103	174	-	174
	(10,976)	(10,360)	(6,348)	(6,375)	(17,380)	(16,712)	(6)	(16,718)
Financial Assets (Policy Purposes)	(2,763)	(2,159)	(886)	(1,339)	19	110	-	110

Financial Assets (Liquidity Purposes)	6,162	2,581	41	(281)	6,204	2,300	52	757

Net Cash Flows from Investing Activities	(7,577)	(9,938)	(7,193)	(7,995)	(11,157)	(14,303)	46	(15,851)

Net Cash Flows from Financing Activities
Advances received (net)	843	1,252	(1)	(1)	(43)	(17)	-	(17)
Borrowing (net)	1,661	1,974	1,666	1,953	3,328	3,927	(5,367)	(1,434)
Dividends paid	-	-	(458)	(490)	-	-	(68)	-
Deposits received (net)	-	-	-	(3)	-	(3)	(241)	173
Other financing (net)	-	-	2,782	2,050	-	(291)	8,768	9,040
Net Cash Flows from Financing Activities	2,505	3,227	3,990	3,509	3,285	3,616	3,091	7,762

Net Increase/(Decrease) in Cash Held	(1,249)	23	637	788	(612)	810	328	524

KEY FISCAL AGGREGATES
Net cash from operating activities	3,823	6,734	3,839	5,273	7,260	11,497	(2,810)	8,613
Net cash from investments in non-financial assets	(10,976)	(10,360)	(6,348)	(6,375)	(17,380)	(16,712)	(6)	(16,718)
Dividends paid	-	-	(458)	(490)	-	-	(68)	-
Cash Surplus/(Deficit)	(7,153)	(3,626)	(2,966)	(1,592)	(10,120)	(5,216)	(2,884)	(8,106)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(7,153)	(3,626)	(2,966)	(1,592)	(10,120)	(5,216)	(2,884)	(8,106)
Acquisitions under finance leases and similar arrangements	(879)	(826)	(316)	(360)	(1,195)	(1,186)	(30)	(1,216)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(8,033)	(4,452)	(3,282)	(1,952)	(11,315)	(6,402)	(2,914)	(9,321)

Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

3-10	Report on State Finances 2023–24 – Queensland Government

Outcomes Report - Other General Government UPF Data

Data in the following tables is presented in accordance with the Uniform Presentation Framework.

General Government Sector

Taxes	2023-24 Outcome $ million

Taxes on employers’ payroll and labour force	6,723

Taxes on property
Land taxes	2,026
Other	660

Taxes on the provision of goods and services
Stamp duties on financial and capital transactions	5,545
Financial institutions’ transactions taxes	358
Taxes on gambling	2,097
Taxes on insurance	1,557

Taxes on use of goods and performance of activities
Motor vehicle taxes	3,260
Other	433

Total Taxation Revenue	22,659

Note:
1. Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income	2023-24 Outcome $ million

Dividend and Income Tax Equivalent income from PNFC sector	1,330
Dividend and Income Tax Equivalent income from PFC sector	147

Total Dividend and Income Tax Equivalent income	1,477

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2023–24 – Queensland Government	3-11

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Grants Revenue	2023-24 Outcome $ million

Current grants revenue

Current grants from the Commonwealth
General purpose grants	19,287
Specific purpose grants	11,702
Specific purpose grants for on-passing	4,860

Other contributions and grants	358
Total current grants revenue	36,208

Capital grants revenue

Capital grants from the Commonwealth
Specific purpose grants	3,831
Other contributions and grants	24
Total capital grants revenue	3,857

Total grants revenue	40,064

Note:
1. Numbers may not add due to rounding.

Grants Expense	2023-24 Outcome $ million

Current grants expenses

Private and not-for-profit sector	3,602
Private and not-for-profit sector on-passing	4,331
Local Government	282
Local Government on-passing	581
Grants to other sectors of Government	3,055
Other	576
Total current grants expense	12,427

Capital grants expenses

Private and not-for-profit sector	1,102
Local Government	2,256
Grants to other sectors of Government	679
Other	138
Total capital grants expenses	4,174

Total grants expenses	16,601

Note:
1. Numbers may not add due to rounding.

3-12	Report on State Finances 2023–24 – Queensland Government

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Expenses by Function	2023-24		2023-24
	Outcome		Outcome
	$ million		$ million

General Public Services	6,939	Health	26,261
Executive and legislative organs, financial and		Outpatient services	4,137
fiscal affairs, external affairs	1,082	Hospital services	14,066
General services	342	Mental health institutions	766
Public debt transactions	1,981	Community health services	5,519
Transfers of a general character between level of		Public health services	609
government	888	R&D - Health	234
General public services n.e.c.	2,646	Health n.e.c.	931

Public Order and Safety	7,729	Recreation, Culture and Religion	1,248
Police services	3,527	Recreation and sporting services	603
Civil and fire protection services	918	Cultural services	515
Law courts	1,344	Recreation, culture and religion n.e.c.	130
Prisons	1,876
Public order and safety n.e.c.	64	Education	19,973
		Pre-primary and primary education	9,690
Economic Affairs	3,047	Secondary education	6,657
General economic, commercial and labour		Tertiary education	1,727
affairs	485	Subsidiary services to education	217
Agriculture, forestry, fishing and hunting	573	Education n.e.c.	1,682
Fuel and energy	1,092
Mining, manufacturing and construction	452	Social Protection	10,203
R&D - Economic affairs	201	Sickness and disability	2,478
Other industries	211	Old age	-
Economic affairs	32	Family and children	2,708
		Housing	476
Environmental Protection	932	Social exclusion n.e.c.	366
Protection of biodiversity and landscape	609	Social protection n.e.c.	4,174
Environmental protection n.e.c.	314
		Transport	9,031
Housing and Community Amenities	2,725	Road transport	3,990
Housing development	1,219	Bus transport	134
Community development	101	Water transport	211
Water supply	887	Railway transport	2,601
Housing and community amenities n.e.c.	518	Multi-mode urban transport	994
		Transport n.e.c.	1,102

		Total	88,087

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2023–24 – Queensland Government	3-13

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Purchases of Non-financial Assets by Function	2023-24 Outcome $ million

General public services	301
Public order and safety	786
Economic affairs	34
Environmental protection	164
Housing and community amenities	504
Health	1,670
Recreation, culture and religion	93
Education	1,323
Social protection	28
Transport	5,606
Total	10,507

Note:
1. Numbers may not add due to rounding.

3-14	Report on State Finances 2023–24 – Queensland Government

Certification of Outcomes Report

Management Certification

The foregoing Outcomes Report contains financial statements for the Queensland State Government, prepared and presented in accordance with the Uniform Presentation Framework (UPF) agreed to at the 1991 Premiers’ Conference and revised in 2008 to align with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This report separately discloses outcomes for the General Government, Public Non-financial Corporations, Public Financial Corporations and State Financial Sectors within Queensland. Entities excluded from this report include local governments and universities. Queensland public sector entities consolidated for this report are listed in the AASB 1049 Financial Statements, taking into account intra and inter-agency eliminations.

Only those agencies considered material by virtue of their financial transactions and balances are consolidated in this report.

We certify that, in our opinion, the Outcomes Report has been properly drawn up, in accordance with UPF requirements, to present a true and fair view of:

(i) the Operating Statement and Cash Flows of the Queensland State Government for the financial year; and

(ii) the Balance Sheet of the Government at 30 June 2024.

At the date of certification of this report, we are not aware of any material circumstances that would render any particulars included in the Outcomes Report misleading or inaccurate.

Dennis Molloy	Rachel Crossland

Deputy Under Treasurer	Acting Under Treasurer

Queensland Treasury	Queensland Treasury

28 November 2024

Report on State Finances 2023–24 – Queensland Government	3-15

QUEENSLAND TREASURY

2023–24

AASB 1049

Financial Statements

Overview and Analysis – 30 June 2024

AASB 1049 - Overview and Analysis

The following analysis compares current year General Government Sector (GGS) and Total State Sector (TSS) performance with last year’s balances, restated for changes in accounting policies, presentational and timing differences and errors.

AASB 1049 Whole of Government and General Government Sector Financial Reporting aims to harmonise the disclosure presentation to be consistent with the Uniform Presentation Framework disclosed in the Outcomes Report.

Summary of Key Financial Aggregates of the Consolidated Financial Statements

The table below provides aggregate information under AASB 1049:

	General Government		Total State
	Sector		Sector
	2024	2023	2024	2023
	$ million	$ million	$ million	$ million

Taxation revenue	22,659	20,601	22,059	20,051
Grants revenue	40,064	38,335	40,038	38,233
Sales of goods and services	7,143	6,483	21,750	20,838
Interest income	3,617	3,225	3,135	2,183
Dividend and income tax equivalent income	1,477	1,007	-	-
Other revenue	14,807	20,159	15,339	20,778
Continuing Revenue from Transactions	89,768	89,809	102,321	102,083

Employee expenses	33,264	30,558	36,087	32,990
Superannuation expenses	4,860	4,532	5,256	4,851
Other operating expenses	25,901	20,013	32,921	27,467
Depreciation and amortisation	5,441	5,018	8,337	7,760
Other interest expenses	2,020	1,688	5,990	4,712
Grants expenses	16,601	14,072	15,202	13,206
Continuing Expenses from Transactions	88,087	75,880	103,793	90,986
Net Operating Balance	1,681	13,928	(1,472)	11,096

Other Economic Flows - Included in Operating Result	4,038	198	8,115	5,053

Operating Result	5,719	14,127	6,643	16,149

Other Economic Flows - Other Movements in Equity	21,434	40,278	20,646	39,750

Comprehensive Result [1]	27,153	54,404	27,289	55,899

Purchases of non-financial assets	10,507	9,899	16,892	14,309

Fiscal Balance	(4,001)	8,090	(11,449)	3,415

Borrowing with QTC	50,950	46,166	-	-
Leases and other similar arrangements	7,759	7,519	8,966	8,372
Securities and derivatives	64	41	130,177	123,844

Assets	445,331	414,494	549,718	512,383
Liabilities	114,184	110,500	210,892	200,847
Net Worth	331,147	303,994	338,825	311,536

Net Debt	5,684	2,608	24,827	24,286

Note: 1. 2.	Comprehensive result is different to the Outcomes Report as it reflects the movement from the 2023 recast position, rather than the 2023 published position. Numbers may not add due to rounding.

Report on State Finances 2023–24 – Queensland Government	4-1

AASB 1049 - Overview and Analysis

Net Operating Balance

The GGS net operating balance was a surplus of $1.681 billion compared to the surplus of $13.93 billion in 2022-23.

Despite volatility in royalty revenue, GGS revenue remained relatively flat over the year. Strong taxation revenue and an increase in GST revenue and other Commonwealth payments largely negated the fall in royalty revenue. Expenses grew by 16.1 per cent ($12.207 billion), due to increased spending on government services, an increase in public sector wages following certification of enterprise bargaining agreements and electricity rebates.

The Total State Sector (TSS) net operating balance showed an operating deficit of $1.472 billion compared to a restated surplus of $11.096 billion in 2022-23.

The variances are explained below.

Revenue

Revenue from transactions declined slightly from $89.809 billion in 2022-23 to $89.768 billion in the GGS and totalled $102.321 billion in the TSS, an increase of $238 million over 2022-23.

Revenues by type for the GGS and TSS are shown in the following chart:

Chart 4.1: General Government and Total State Sector Revenue by type compared to 2022-23

Taxation revenue for the GGS was $22.659 billion in 2023-24, $2.058 billion or 10 per cent higher than 2022-23.

In 2023-24, payroll tax increased $562 million, or 10 per cent, while revenue from the mental health levy increased $310 million, partly reflecting the first full year of application.

Land tax and transfer duty were respectively $294 million and $252 million higher than 2022-23 due to higher land values and increased housing market activity.

Increased Motor vehicle duties and registration ($102 million and $141 million, respectively) and stronger gaming taxes and levies of $186 million also contributed.

4-2	Report on State Finances 2023–24 – Queensland Government

AASB 1049 - Overview and Analysis

Revenue continued

Commonwealth and other grants comprised 45 per cent of GGS revenue and 39 per cent of TSS revenue. Grant revenue increased $1.7 billion from 2022-23 for the GGS and $1.8 billion for the TSS. The increase was mainly due to an uplift in Australian Government payments to Queensland, including:

–	higher GST revenue of $977 million primarily driven by a larger national GST pool;

–	an increase in specific purpose payments (including on-passing grants) of $782 million, mainly driven by an increase in National Health Reform funding and Quality schools funding;

–	an increase in national partnership payments of $85 million, partly due to energy bill relief.

GGS sales of goods and services were $660 million higher due to additional health services revenue, commencement of recoveries from the National Disability Insurance Scheme for disability related services provided by the State, an increase in student fees and water sales revenue from Rookwood weir. TSS sales of goods and services increased $912 million compared to 2022-23, reflecting the increase in the GGS, stronger revenue growth by the State’s ports and water entities within the PNFC sector and indexation of premium revenue by state insurers.

Interest income of $3.617 billion for the GGS was $392 million higher than 2022-23 due in part to interest earnings on the fixed rate notes held with QTC. TSS interest income increased $952 million compared to 2022-23 driven by earnings on financial assets held by Queensland Treasury Corporation and the National Injury Insurance Scheme.

Dividend and income tax equivalent revenue for the GGS increased by $470 million in comparison to 2022-23, reflecting in part the improvement in Stanwell Corporation’s profitability in 2023-24.

GGS other revenue was $14.807 billion, $5.352 billion lower in 2023-24, mainly due to lower royalty revenue. The decline in royalty revenue predominantly reflects the moderation in global coal and oil prices from the significantly elevated prices received by Queensland commodity producers in 2022-23. This decrease flows through to the TSS.

Expenses

Total expenses for 2023-24 were $88.087 billion for the GGS and $103.793 billion for the TSS, $12.207 billion or 16.1 per cent and $12.807 billion or 14.1 per cent more than the previous year, respectively.

Expenses by type are shown in the following chart:

Chart 4.2: General Government and Total State Sector Expenses by type compared to 2022-23

Report on State Finances 2023–24 – Queensland Government	4-3

AASB 1049 - Overview and Analysis

Expenses continued

GGS employee and superannuation expenses together were $3.035 billion or 8.6 per cent higher in 2023-24, broadly consistent with the estimate in the 2023-24 Budget. TSS employee and superannuation expenses were $3.504 billion higher in 2023-24.

GGS employee expenses were $2.706 billion (or 8.9 per cent) higher in 2023-24 in part due to the timing of new public sector agreements, with some agreements being certified in the first half of 2023 and other agreements such as the Core Agreement, being certified within the 2023-24 financial year, combined with a 5.3 per cent increase in full time equivalent employees. Newly certified public sector agreements included wage increases of 4 percent in years one and two and 3 per cent in year 3, an uplift from expiring agreements annual wage increase of 2.5 per cent. In addition, certified agreements included a Cost-of-Living Adjustment (COLA) payment for employees where inflation exceeds headline wage increases established in agreements, capped at 3 per cent. COLA payments were triggered within the financial year for several newly certified agreements at the maximum cap of 3 percent, applied to base wages.

GGS superannuation expenses increased $328 million in 2023-24, consistent with the increase in employee expenses and growth in full time equivalent employees.

In 2023-24, other operating expenses were $25.901 billion, $5.888 billion higher than the previous year partly due to electricity bill rebates. Also contributing to higher other operating expenses was demand-driven growth for hospital and health services and out-of-home care within the child protection system, higher Transport Service Contract payments to Queensland Rail and additional works associated with the delivery of Cross River Rail. TSS other operating expenses were $5.452 billion higher in comparison to 2022-23 due to the higher costs in the GGS, offset in part by lower costs within the electricity sector.

Depreciation and amortisation increased by $423 million for the GGS mainly due to the increasing investment in state infrastructure and asset revaluations in recent years.

GGS interest costs were $2.020 billion, an increase of $332 million on the previous year due to a rise in interest rates and additional borrowing with QTC in support of the State’s capital program. The interest expense for TSS was $1.278 billion higher which reflects the increase in interest on client deposits, the nominal increase in external borrowing to meet client’s current and future requirements and higher interest rates.

Grant expenses were $16.601 billion in the GGS, $2.529 billion higher than 2022-23. Contributing to the increase in grants expenses were substantial disaster relief payments to councils, contribution of the Rookwood Weir to Sunwater and grant funding to complete the construction of the Fitzroy to Gladstone water pipeline.

Operating Result

The operating result is the surplus or deficit for the year under the Australian Accounting Standards framework. Valuation and other adjustments such as deferred tax, capital returns and market value interest are shown as other economic flows and are included in the operating result.

The GGS operating result for the 2023-24 year was a surplus of $5.719 billion, compared to a surplus of $14.127 billion in 2022-23. The difference in the result compared to 2022-23 is due to the lower net operating balance, discussed above, offset in part by improved market value adjustments to the fixed rate notes with QTC.

The TSS operating result was a surplus of $6.643 billion in 2023-24, a decline of $9.506 billion compared to the previous year. This result is due in large part to the comparable decrease in the 2023-24 net operating balance, offset in part by the net effect of realised and unrealised market value adjustments to investments and borrowings.

Fiscal Balance

The GGS fiscal deficit was $4.001 billion for 2023-24 compared to a surplus of $8.090 billion for 2022-23. The TSS fiscal deficit was $11.449 billion for 2023-24 compared to a surplus of $3.415 billion for 2022-23. The changes are mainly driven by lower net operating balances.

4-4	Report on State Finances 2023–24 – Queensland Government

AASB 1049 - Overview and Analysis

Assets

Assets controlled by the GGS at 30 June 2024 totalled $445.331 billion, an increase of $30.837 billion on 2023-24, while assets controlled by the TSS at 30 June 2024 totalled $549.718 billion. This is an increase of $37.335 billion from 2022-2023.

Financial assets in the GGS increased $7.281 billion in the year to total $89.221 billion as at 30 June 2024. This was mainly due to an increase in securities held and an increase in the investment in public sector entities. The increase in securities held reflects the combined impact of reinvestment of interest earnings and upward market value adjustments to the fixed rate notes with QTC, offset in part by higher investment withdrawals to fund renewable energy capital projects undertaken by GOCs. The increase in investments in public sector entities is largely due to the improved net worth of government-owned electricity and water businesses and the National Injury Insurance Scheme, Queensland (NIISQ). In 2023-24, GGS injected equity of $2.342 billion into PNFC sector entities to support renewable energy and water infrastructure projects, an increase in equity support of $1.464 billion compared to the previous year.

Financial assets of the TSS increased by $6.974 billion, due to higher securities held mainly by QTC, WorkCover Queensland and NIISQ, offset in part by downward market value adjustments to derivatives held by government-owned electricity businesses.

Non-financial assets increased by $23.556 billion in the GGS due to revaluations of land under roads, road infrastructure and schools, as well as capital purchases exceeding depreciation, partially offset by lower deferred tax assets which have been netted against deferred tax liabilities. The increase at the TSS level was $30.360 billion and includes renewable infrastructure investment by GOCs.

Of the TSS assets, GGS assets comprised 81 per cent. Total assets are made up of:

	General Government	Total State

	$M	$M

Financial	89,221	127,022

Infrastructure	95,818	150,391

Land and buildings	206,473	212,209

Plant and equipment and other	47,538	60,096

Deferred tax asset	6,281	—

	445,331	549,718

The main types of assets owned by the State are detailed in the following chart:

Report on State Finances 2023–24 – Queensland Government	4-5

AASB 1049 - Overview and Analysis

Chart 4.3: Total State Assets by Type

Liabilities

Liabilities at 30 June 2023 totalled $114.184 billion for the GGS and $210.892 billion for the TSS, an increase of $3.684 billion over 2022-23 for the GGS and an increase of $10.045 billion for the State.

The overall change in liabilities for the GGS is mainly due to additional borrowing from QTC to finance the State’s capital program, higher advances received from GOCs and an increase in operating payables, including Financial Assistance Grants payable to local councils and GST overpaid. These increases in liabilities were offset by the netting off of some deferred tax liabilities and a decline in superannuation liabilities as the defined benefit schemes wind down.

For the TSS, securities predominantly held by QTC increased $9.542 billion, mainly to fund additional on-lending requirements and to a lesser extent higher market value adjustments. Higher provisions for WorkCover and the NlISQ and higher operating payables also contributed toward the increase in TSS liabilities. These increases were partially offset by lower derivative liabilities (mainly Stanwell Corporation) and lower superannuation liabilities.

Of the TSS liabilities, GGS liabilities comprised 54 per cent. Total liabilities are made up of:

	General Government	Total State

	$M	$M

Securities	—	127,656

Derivatives	64	2,520

Deposits held, borrowings and advances	61,870	14,461

Employee benefit obligations	30,395	31,647

Other liabilities	21,855	34,609

	114,184	210,892

4-6	Report on State Finances 2023–24 – Queensland Government

AASB 1049 - Overview and Analysis

The components of State liabilities are shown in the following chart:

Chart 4.4: Total State Liabilities by Type

Net Debt

The GGS net debt was $5.684 billion at 30 June 2024, an increase of $3.076 billion compared to $2.608 billion in 2022-23. The increase in net debt was due to higher borrowing with QTC, offset in part by an increase in the value of investments.

TSS net debt at 30 June 2024 was $24.827 billion, a modest increase of $541 million on 2023.

Cash Flow Statement

The GGS recorded positive net cash flows from operating activities of $6.734 billion which were used to fund net investments in non-financial assets of $10.360 billion, resulting in a cash deficit of $3.626 billion (cash surplus of $10.167 billion in 2022-23).

The TSS recorded net cash flows from operating activities for the 2023-24 financial year of $8.613 billion. After net investments in non-financial assets of $16.718 billion, the resulting cash deficit is $8.106 billion, compared to a $6.119 billion cash surplus for 2022-23.

Report on State Finances 2023–24 – Queensland Government	4-7

QUEENSLAND TREASURY

2023–24

Audited Information

Queensland General Government and

Whole of Government Consolidated

Financial Statements

30 June 2024

Operating Statement for Queensland

for the Year Ended 30 June 2024

		General Government		Total State
		2024	2023	2024	2023
	Notes	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	3	22,659	20,601	22,059	20,051
Grants revenue	4	40,064	38,335	40,038	38,233
Sales of goods and services	5	7,143	6,483	21,750	20,838
Interest income	6	3,617	3,225	3,135	2,183
Dividend and income tax equivalent income	7	1,477	1,007	-	-
Other revenue	8	14,807	20,159	15,339	20,778
Total Revenue from Transactions		89,768	89,809	102,321	102,083

Expenses from Transactions
Employee expenses	9	33,264	30,558	36,087	32,990
Superannuation expenses	10	4,860	4,532	5,256	4,851
Other operating expenses	11	25,901	20,013	32,921	27,467
Depreciation and amortisation	12	5,441	5,018	8,337	7,760
Other interest expenses	13	2,020	1,688	5,990	4,712
Grants expenses	14	16,601	14,072	15,202	13,206
Total Expenses from Transactions		88,087	75,880	103,793	90,986

Net Operating Balance from Continuing Operations		1,681	13,928	(1,472)	11,096

Other Economic Flows - Included in Operating Result
Gains/(losses) on sale of assets/settlement of liabilities	15	7	10	1,092	213
Revaluation increments/(decrements) and impairment
(losses)/reversals	16	4,219	65	7,662	3,661
Asset write-downs	17	(287)	(271)	(305)	(300)
Actuarial adjustments to liabilities	18	(293)	236	(144)	386
Deferred income tax equivalents	1(i)	180	(103)	-	-
Dividends and tax equivalents treated as capital returns	19	70	90	-	-
Other	20	142	171	(189)	1,094
Total Other Economic Flows - Included in Operating Result		4,038	198	8,115	5,053

Operating Result from Continuing Operations		5,719	14,127	6,643	16,149

Other Economic Flows - Other Movements in Equity
Adjustments to opening balances *		-	22	-	22
Revaluations	21	21,434	40,255	20,646	39,727
Total Other Economic Flows - Other Movements in Equity		21,434	40,278	20,646	39,750

Comprehensive Result/Total Change in Net Worth		27,153	54,404	27,289	55,899

KEY FISCAL AGGREGATES

Net Operating Balance		1,681	13,928	(1,472)	11,096

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		10,507	9,899	16,892	14,309
Less Sales of non-financial assets		147	181	174	243
Less Depreciation		5,441	5,018	8,337	7,760
Plus Change in inventories		(3)	79	87	208
Plus Other movement in non-financial assets		766	1,058	1,508	1,169
Equals Net Acquisition/(Disposal) of Non-Financial Assets		5,682	5,838	9,977	7,682

Fiscal Balance		(4,001)	8,090	(11,449)	3,415

This Operating Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the above components.

*	Refer to Statement of Changes in Equity (Net Worth)

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-1

Balance Sheet for Queensland

as at 30 June 2024

		General Government		Total State
		2024	2023	2024	2023
	Notes	$M	$M	$M	$M
Assets
Financial Assets
Cash and deposits	22	2,386	2,363	9,521	8,997
Receivables and loans
Receivables	23(a)	4,980	4,324	7,008	6,606
Advances paid	23(b)	1,137	1,239	1,137	1,215
Loans paid	23(c)	286	306	11,456	11,241
Securities other than shares	24(a)	52,441	49,120	97,697	91,815
Shares and other equity investments
Investments in public sector entities	24(b)	27,786	24,414	-	-
Investments in other entities		34	16	34	16
Investments accounted for using the equity method	25(a)	171	159	170	158
Total Financial Assets		89,221	81,940	127,022	120,048

Non-Financial Assets
Inventories	27	730	732	1,729	1,644
Assets held for sale	28	59	72	59	75
Investment properties	29	493	451	891	812
Property, plant and equipment	31	334,659	309,203	404,680	375,478
Intangibles	32	735	728	1,890	1,750
Service concession assets - GORTO	33	12,401	11,660	12,401	11,660
Deferred tax asset	1(i)	6,281	9,026	-	-
Other non-financial assets	34	752	682	1,046	915
Total Non-Financial Assets		356,110	332,554	422,695	392,335

Total Assets		445,331	414,494	549,718	512,383

Liabilities
Payables	35	7,010	5,921	9,576	7,339
Employee benefit obligations
Superannuation liability	36(a)	20,118	20,913	19,868	20,559
Other employee benefits	36(b)	10,277	10,419	11,779	11,641
Deposits held	37(a)	-	-	5,277	5,104
Advances received	37(b)	3,161	1,909	218	235
Borrowing with QTC	37(c)	50,950	46,166	-	-
Leases and other loans	37(d)	7,759	7,519	8,966	8,372
Securities and derivatives	37(e)	64	41	130,177	123,844
Deferred tax liability	1(i)	1,460	4,410	-	-
Provisions	38	5,367	4,991	15,851	14,593
Service concession liabilities - GORTO	33	6,971	7,207	6,971	7,207
Other liabilities	39	1,047	1,004	2,210	1,955
Total Liabilities		114,184	110,500	210,892	200,847

Net Assets		331,147	303,994	338,825	311,536

Net Worth
Accumulated surplus		116,336	110,063	125,852	118,619
Reserves		214,812	193,931	212,972	192,917
Total Net Worth		331,147	303,994	338,825	311,536

KEY FISCAL AGGREGATES

Net Financial Worth		(24,963)	(28,560)	(83,870)	(80,799)
Net Financial Liabilities		52,749	52,974	83,870	80,799
Net Debt		5,684	2,608	24,827	24,286

This Balance Sheet should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net assets.

5-2	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Statement of Changes in Equity (Net Worth) for Queensland General Government Sector

for the Year ended 30 June 2024

	Opening Balance	Comprehensive Result for Period				Closing Balance

		Adjustments to Opening Balances	Movements	Transfers /Entity Cessation	Actuarial Gain / (Loss) on Superannuation [1]

	$M	$M	$M	$M	$M	$M

2024
Accumulated surplus	110,063	-	5,719	402	152	116,336
Revaluation reserve - financial assets	15,231	-	1,160	(3)	-	16,387
Revaluation reserve - non-financial assets	178,589	8	20,123	(407)	-	198,313
Other reserves	110	(8)	-	9	-	112

Total equity at the end of the financial year	303,994	-	27,001	-	152	331,147

2023
Accumulated surplus [2]	95,171	22	14,127	-	744	110,063
Revaluation reserve - financial assets	11,053	-	4,178	-	-	15,231
Revaluation reserve - non-financial assets	143,259	-	35,333	(3)	-	178,589
Other reserves	107	-	-	3	-	111

Total equity at the end of the financial year	249,590	22	53,638	-	744	303,994

Notes:

1.  Refer to Note 21 - Other economic flows - other movement in equity.

2.  Adjustment to opening balance relates to the recognition of assets previously held in trust and derecognition of liabilities.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-3

Statement of Changes in Equity (Net Worth) for Queensland Total State Sector

for the Year ended 30 June 2024

	Opening Balance	Comprehensive Result for Period				Closing Balance

		Adjustments to Opening Balances	Movements	Transfers / Entity Cessation	Actuarial Gain / (Loss) on Superannuation [1]

	$M	$M	$M	$M	$M	$M

2024
Accumulated surplus	118,619	-	6,643	510	80	125,852
Revaluation reserve - financial asset	-	-	401	(3)	-	398
Revaluation reserve - non-financial assets	191,923	-	20,164	(531)	-	211,556
Other reserves	994	-	-	24	-	1,018

Total equity at the end of the financial year	311,536	-	27,209	-	80	338,825

2023
Accumulated surplus [2]	101,505	22	16,149	230	712	118,619
Revaluation reserve - financial assets	(2,226)	-	2,226	-	-	-
Revaluation reserve - non-financial assets	155,298	-	36,789	(164)	-	191,923
Other reserves	1,059	-	-	(65)	-	994

Total equity at the end of the financial year	255,637	22	55,164	-	712	311,536

Notes:

1.	Refer to Note 21 - Other economic flows - other movement in equity.

2.	Adjustment to opening balance relates to the recognition of assets previously held in trust and derecognition of liabilities.

5-4	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Cash Flow Statement for Queensland

for the Year Ended 30 June 2024

		General Government		Total State
		2024	2023	2024	2023
	Notes	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received		22,842	20,410	22,241	19,864
Grants and subsidies received		40,307	38,685	40,281	38,584
Sales of goods and services		7,272	6,887	23,636	23,778
Interest receipts		3,613	3,200	3,133	2,149
Dividends and income tax equivalents		799	922	-	-
Other receipts		17,006	22,499	17,684	23,007
		91,837	92,603	106,975	107,383
Cash paid
Payments for employees		(39,013)	(34,234)	(41,948)	(36,904)
Payments for goods and services		(28,501)	(23,092)	(35,079)	(31,837)
Grants and subsidies paid		(15,662)	(13,777)	(14,491)	(12,984)
Interest paid		(1,928)	(1,616)	(5,910)	(4,641)
Other payments		-	-	(935)	(833)
		(85,104)	(72,718)	(98,363)	(87,199)

Net Cash Flows from Operating Activities	40(a)	6,734	19,885	8,613	20,184

Cash Flows from Investing Activities in
Non-Financial Assets
Purchases of non-financial assets		(10,507)	(9,899)	(16,892)	(14,309)
Sales of non-financial assets		147	181	174	243
		(10,360)	(9,718)	(16,718)	(14,065)
Financial Assets (Policy Purposes)
Equity acquisitions		(2,342)	(908)	-	-
Equity disposals		70	90	-	-
Advances and concessional loans paid		(130)	(133)	(131)	(131)
Advances and concessional loans received		243	186	241	186
		(2,159)	(766)	110	56
Financial Assets (Liquidity Purposes)
Purchases of investments		(8,161)	(13,936)	(61,037)	(63,148)
Sales of investments		10,742	5,900	61,793	62,645
		2,581	(8,036)	757	(503)

Net Cash Flows from Investing Activities		(9,938)	(18,519)	(15,851)	(14,512)

Cash Flows from Financing Activities
Cash received
Advances received		4,898	3,264	4	3
Proceeds of borrowing		3,158	43	1,627	5,987
Deposits received		-	-	1,974	5,563
Other financing (including interest bearing liabilities)		-	-	33,383	26,709
		8,056	3,306	36,988	38,262
Cash paid
Advances paid		(3,646)	(2,665)	(21)	(31)
Borrowing repaid		(1,183)	(1,360)	(3,062)	(6,439)
Deposits withdrawn		-	-	(1,800)	(7,099)
Other financing (including interest bearing liabilities)		-	-	(24,343)	(27,839)
		(4,829)	(4,025)	(29,225)	(41,408)
Net Cash Flows from Financing Activities		3,227	(719)	7,762	(3,146)

Net Increase/(Decrease) in Cash and Deposits Held		23	646	524	2,525
Cash and deposits at the beginning of the financial year		2,363	1,717	8,997	6,471
Cash and Cash Equivalents Held at the End of the Financial Year	22	2,386	2,363	9,521	8,997

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-5

Cash Flow Statement for Queensland

for the Year Ended 30 June 2024 continued

		General Government		Total State
		2024	2023	2024	2023
	Notes	$M	$M	$M	$M
KEY FISCAL AGGREGATES

Net Cash from Operating Activities		6,734	19,885	8,613	20,184
Net Cash Flow from Investments in Non-Financial Assets		(10,360)	(9,718)	(16,718)	(14,065)

CASH SURPLUS/(DEFICIT)		(3,626)	10,167	(8,106)	6,119

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)		(3,626)	10,167	(8,106)	6,119
Acquisitions under finance leases and similar arrangements		(826)	(849)	(1,216)	(900)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements		(4,452)	9,317	(9,321)	5,218

This Cash Flow Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net cash flows.

5-6	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

Index of Notes

1.	Basis of financial statements preparation	8
2.	Disaggregated information	15
3.	Taxation revenue	20
4.	Grants revenue	20
5.	Sales of goods and services	21
6.	Interest income	21
7.	Dividend and income tax equivalent income	22
8.	Other revenue	22
9.	Employee expenses	22
10.	Superannuation expenses	23
11.	Other operating expenses	23
12.	Depreciation and amortisation	23
13.	Other interest expenses	24
14.	Grants expenses	24
15.	Gains/(losses) on sale of assets/settlement of liabilities	25
16.	Revaluation increments/(decrements) and impairment (losses)/reversals	25
17.	Asset write-downs	26
18.	Actuarial adjustments to liabilities	26
19.	Dividends and tax equivalents treated as capital returns	26
20.	Other economic flows - included in operating result – other	27
21.	Other economic flows - other movements in equity	27
22.	Cash and deposits	27
23.	Receivables and loans	28
24.	Securities and shares	31
25.	Other investments	32
26.	Public private partnerships	33
27.	Inventories	39
28.	Assets held for sale	39
29.	Investment properties	39
30.	Restricted assets	39
31.	Property, plant and equipment	40
32.	Intangibles	53
33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO)	53
34.	Other non-financial assets	54
35.	Payables	54
36.	Employee benefit obligations	55
37.	Deposits, borrowings and advances, securities and derivatives	56
38.	Provisions	60
39.	Other liabilities	62
40.	Notes to the Cash Flow Statement	63
41.	Capital expenditure commitments	64
42.	Cash and other assets held in trust	64
43.	Contingent assets and liabilities	65
44.	Post balance date events	67
45.	Sustainability related risks	68
46.	Financial risk management disclosure	69
47.	Net fair value of financial instruments	74
48.	Retirement benefit obligations	78
49.	Related parties and Ministerial remuneration	81
50.	Controlled entities	82
51.	Expenses from transactions by function	87
52.	Sector assets by function	87
53.	General Government Sector Budget to actual comparison	88

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-7

Notes to the Financial Statements

1.	Basis of financial statements preparation

(a)	General information

This financial report is prepared for the Queensland General Government Sector (GGS) and the consolidated Total State Sector (TSS).

The GGS is a component of the TSS. The GGS is determined in accordance with the principles and rules contained in the Australian Bureau of Statistics’ (ABS) Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 (ABS GFS Manual). According to the ABS GFS Manual, the GGS consists of all government units and non-profit institutions that are controlled and mainly financed by government. Government units are legal entities established by political processes that have legislative, judicial or executive authority over other units and which provide goods and services to the community or to individuals on a non-market basis and make transfer payments to redistribute income and wealth. Non-profit institutions are created for the purpose of producing or distributing goods and services but are not a source of income, profit or other financial gain for the Government. Refer Note 1(c) for further information on sectors.

Unless otherwise stated, references in this report to “the State” include both the GGS and TSS.

(b)	The Government reporting entity

The Queensland Government economic entity (TSS) includes all State Government departments, other General Government entities, Public Non-financial Corporations (PNFC), Public Financial Corporations (PFC) and their controlled entities. Refer Note 50 for a full list of controlled entities included in each sector.

Under AASB 1049 Whole of Government and General Government Sector Financial Reporting, the preparation of the GGS financial report does not require full application of AASB 10 Consolidated Financial Statements and AASB 9 Financial Instruments. The GGS includes the value of all material assets, liabilities, equity, revenue and expenses of entities controlled by the GGS of Queensland. Assets, liabilities, revenue, expenses and cash flows of Government controlled entities that are in the PNFC and PFC sectors are not separately recognised in the GGS.

Instead, the GGS recognises an asset, being the controlling equity investment in those entities and recognises an increment or decrement relating to changes in the carrying amount of that asset, measured in accordance with AASB 1049. The asset is reported as ‘Investments in public sector entities’ on the Balance Sheet.

Generally, only those agencies considered material by virtue of the size of their financial transactions and/or resources managed are consolidated for the purposes of this report (refer Note 50 for further details).

In the process of reporting the Queensland Government as a single economic entity, all material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

The ABS GFS Manual provides the basis upon which GFS information contained in the financial report is prepared. In particular, Note 1(l) discloses how key fiscal aggregates of net worth, net operating balance, fiscal balance and cash surplus/(deficit), determined using the principles and rules in the ABS GFS Manual, differ from the aggregates included in this financial report.

(c)	Sectors

Assets, liabilities, revenue and expenses that are attributed reliably to each sector of the Queensland Government economic entity (TSS) are disclosed in Note 2. For disclosure purposes, transactions and balances between entities within each sector have been eliminated in the sector. The financial impact of inter-sector transactions and balances is also disclosed under the heading of Consolidation Adjustments.

A brief description of each broad sector of the Government’s activities, determined in accordance with the ABS GFS Manual follows:

General Government Sector (GGS)

The primary function of GGS agencies is to provide public services that:

– are non-trading in nature and that are for the collective benefit of the community;

– are largely financed by way of taxes, fees and other compulsory charges; and

– involve the transfer or redistribution of income.

Public Non-financial Corporations Sector (PNFC Sector)

The primary function of enterprises in the PNFC Sector is to provide goods and services that:

– are trading, non-regulatory or non-financial in nature; and

– are financed by way of sales of goods and services to consumers.

5-8	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(c)	Sectors continued

Public Financial Corporations Sector (PFC Sector)

The PFC Sector comprises publicly-owned institutions which provide financial services, usually on a commercial basis.

Functions they perform may include:

– central bank functions;

– accepting on-call, term or savings deposits;

– investment fund management;

– having the authority to incur liabilities and acquire financial assets in the market on their own account; or

– providing insurance services.

(d)	Compliance with prescribed requirements

This financial report has been prepared in accordance with the Financial Accountability Act 2009. In addition, the financial statements comply with AASB 1049 which requires compliance with all Australian Accounting Standards and Concepts, Interpretations and other authoritative pronouncements, except those identified below.

With respect to compliance with Australian Accounting Standards and Interpretations, the GGS and the TSS have applied those requirements applicable to not-for-profit entities, as the GGS and the TSS are classified as such. It is, however, recognised that the TSS is an aggregation of both for-profit and not-for-profit entities.

Unless otherwise stated, the accounting policies adopted for the reporting period are consistent with those of the previous reporting period. In accordance with AASB 101 Presentation of Financial Statements and AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, changes to accounting policies are applied retrospectively unless specific transitional provisions apply.

The financial report of the TSS is a general purpose financial report. The financial report of the GGS is included as two separate columns adjacent to the TSS financial information. GGS information is shaded.

The statements have been prepared on an accrual basis that recognises the financial effects of transactions and events when they occur.

AASB 1049 harmonises GFS with Generally Accepted Accounting Principles (GAAP) to the extent that GFS does not conflict with GAAP. This requires the selection of options within the Australian Accounting Standards that harmonise with the ABS GFS Manual.

The purpose of this financial report is to provide users with information about the stewardship by the Government in relation to the GGS and TSS and accountability for the resources entrusted to it, information about the financial performance, position and cash flows of the GGS and TSS and information that facilitates assessments of the macro-economic impact of the Government.

(e)	New and changed accounting standards, policies and estimates

Accounting Standards applied for the first time in 2023-24

No new accounting standards effective for the first time in 2023-24 had a material impact on the State.

Future impact of accounting standards not yet effective

AASB 17 Insurance Contracts

This standard applies to insurance contracts and is proposed to be effective for the public sector in 2026-27. Public sector specific modifications and guidance include:

–	pre-requisites, indicators and other considerations that need to be judged to identify arrangements that fall within the scope of AASB 17 in a public sector context;

–	guidance on coverage periods in a public sector context, which has consequences for determining the cash flows used to measure insurance liabilities and the pattern of revenue recognition; and

–	an accounting policy choice to measure liabilities for remaining coverage applying the premium allocation approach.

The State’s impacted agencies are at different stages in their assessment of the accounting impact of AASB 17 for their insurance contracts. The State’s motor accident injury claims administered by Nominal Defendant and the National Injury Insurance Agency, Queensland are expected to be in scope of AASB 17.

The State’s insurance liabilities are currently accounted for under AASB 1023 General Insurance Contracts or AASB 137 Provisions, Contingent Liabilities and Contingent Assets, and are reported in Note 38.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-9

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(e)	New and changed accounting standards, policies and estimates continued

Future impact of accounting standards not yet effective continued

AASB 18 Presentation and Disclosure in Financial Statements

This standard is proposed to apply to not-for-profit public sector entities for annual reporting periods beginning on or after 1 January 2028, which will be the 2028-29 financial year for the State.

The existing requirements of the standard, if not modified by the AASB for not-for-profit or public sector entities, are expected to impact the State’s financial statements as follows:

–	On the Operating Statement, income and expenses are required to be categorised into operating, investing and financing categories, and additional subtotals must be presented.

–	New disclosures are required about management-defined performance measures communicated outside the financial statements.

–

On the Cash Flow Statement, dividends and interest received are required to be included in investing activities and interest paid in financing activities. The State currently includes these cash flows in operating activities.

The AASB is aware that there are issues that need to be clarified in applying AASB 18’s new requirements to not-for-profit entities, and particularly Whole of Government and General Government Sector statements which, under AASB 1049, need to be presented in a manner consistent with the ABS GFS Manual. The AASB is expected to conduct outreach with not-for-profit and public sector entities to address these issues.

AASB 18’s changes will only affect presentation and disclosure, it will not affect the recognition or measurement of any reported amounts.

Changes in accounting estimates

In 2023-24, the fair value of leasehold land administered by the Department of Resources was adjusted downwards by $755 million due to a change in the discount rate used from a legislated rate to a higher market rate. Leasehold land is reported under Land in Note 31.

(f)	Reporting period

The reporting period of the GGS and TSS is the financial year ended 30 June 2024.

(g)	Presentation

Currency and rounding

All amounts in these statements are in Australian dollars and have been rounded to the nearest $1 million or where the amount is less than $500,000, to zero, unless otherwise indicated. Accordingly, numbers may not add due to rounding.

Comparative information and errors

Where applicable, comparatives have been restated, to be consistent with changes in presentation for the current reporting period. The impact of any material prior year adjustments on net worth are disclosed in the Statement of Changes in Equity.

AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors requires that material prior period errors be corrected retrospectively by either restating comparative amounts if the errors occurred in the prior year or restating the opening balances of assets, liabilities and equity of the prior year where the error occurred before the prior year.

Foreign currency

Foreign currency transactions are translated into Australian dollars at the rate of exchange prevailing at the date of the transaction. Amounts payable and receivable in foreign currencies are translated to Australian dollars at rates of exchange prevalent at balance date.

Translation differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in other economic flows in the operating result, except when deferred in equity as qualifying cash flow hedges and net investment hedges.

Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in other economic flows in the operating result as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities at fair value through other comprehensive income are included in the fair value reserve in equity.

5-10	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(g)	Presentation continued

Foreign currency continued

Translation differences relating to borrowings are accounted for as exchange gains or losses in other economic flows in the operating result.

(h)	Basis of measurement

These financial statements use historical cost accounting principles as the measurement basis unless otherwise stated in the report. Other significant valuation methodologies used include:

Financial assets:

–	receivables and loans (except onlendings by Queensland Treasury Corporation (QTC)) are measured at amortised cost;
–	term deposits are measured at amortised cost;
–

corporate bonds and investments in other public sector entities within GGS are measured at fair value through other comprehensive income (which appears in ‘Other economic flows – other movements in equity’ on the Operating Statement; and

–	other financial assets, including onlendings by QTC, securities and derivatives, are recorded at fair value through profit or loss.

Financial liabilities:

–	payables are measured at amortised cost;
–	lease liabilities, Service Concession Arrangements - non-GORTO liabilities, advances, interest bearing deposits and GGS loans from QTC are measured at amortised cost; and
–	other financial liabilities, including securities and derivatives, are recorded at fair value through profit or loss.

Non-financial assets:

–	inventories (other than those held for distribution) are valued at the lower of cost and net realisable value under AASB 102 Inventories; and
–	land, buildings, infrastructure, major plant and equipment and heritage and cultural assets are valued at fair value. Other classes of assets are valued at cost, which approximates fair value; and
–	service concession assets are recorded at fair value.

Non-financial liabilities:

–

provisions in relation to superannuation, long service leave, workers’ compensation, insurance and redress are based on actuarial valuations, measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date; and

–	service concession liabilities in relation to GORTO arrangements and unearned revenue are measured at their amortised amounts after deducting revenue earned to date.

(i)	Commonwealth taxation and income tax equivalents

The Government is exempt from Commonwealth taxation except for Fringe Benefits Tax and Goods and Services Tax (GST). Revenue, expenses and assets are recognised net of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO), in which case, the GST is recognised as part of the acquisition cost of the asset or as part of the item of expense.

Receivables and payables include GST. The amounts of GST receivable from, or payable to, the ATO are included as a current asset or liability on the Balance Sheet. Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

The GGS is the collector of income tax equivalents from the PNFC and PFC Sectors. Current income tax is included in the net operating balance while deferred tax is treated as an other economic flow. The deferred tax assets and liabilities with other public sector entities are reflected on the face of the GGS Balance Sheet and are eliminated in the TSS.

(j)	Classification

AASB 1049 requires the Operating Statement to include all items of revenue and expenses recognised in a period. All amounts relating to an item included in the determination of comprehensive result (total change in net worth) are classified as transactions or other economic flows in a manner that is consistent with the ABS GFS Manual. Key technical terms from the ABS GFS Manual that are used in this financial report are outlined in Notes 1(c) and 1(k).

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-11

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(j)	Classification continued

Transactions are interactions between two units by mutual agreement or an action within a unit that is analytically useful to treat as a transaction. Other economic flows are changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets).

Where application of accounting standards results in a variance to GFS, Note 1(l) describes the differences.

(k)	Key GFS technical terms

ABS GFS Manual

The ABS GFS Manual refers to the ABS publication Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 as updated from time to time.

Cash surplus/(deficit)

The cash surplus/(deficit) is calculated as net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets less distributions paid. GFS cash surplus/(deficit) also deducts the value of assets acquired under finance leases and similar arrangements.

Comprehensive result - total change in net worth before transactions with owners as owners

This is the net result of all items of revenue and expenses recognised for the period. It is the aggregate of the operating result and other movements in equity, other than transactions with owners as owners.

Financial assets and non-financial assets

A financial asset is any asset that is:

–	cash;
–	an equity instrument of another entity;
–	a contractual right:

(a)	to receive cash or another financial asset from another entity; or
(b)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity.

All assets that are not “financial assets” are non-financial assets.

Key fiscal aggregates

Key fiscal aggregates are referred to as analytical balances in the ABS GFS Manual. These are data identified in the ABS GFS Manual as useful for macro-economic analysis purposes, including assessing the impact of a Government on the economy. They are opening net worth, net operating balance (which equals change in net worth due to transactions), fiscal balance, change in net worth due to revaluations and changes in the volume of assets, total change in net worth, closing net worth and cash surplus/(deficit).

Net debt

Net debt in these statements is disclosed as per the UPF and equals (deposit liabilities held plus advances and borrowing liabilities) less (cash and deposits plus investments and loans plus asset advances outstanding). GFS now has a wider definition of net debt which includes all liabilities in the calculation.

Fiscal balance

Also known as Net lending/(borrowing), this measures the financing requirements of a government and is calculated as the net operating balance, less the net acquisition of non-financial assets. A positive result reflects a fiscal surplus (net lending position) and a negative result reflects a fiscal deficit (net borrowing position), based on the definition in the ABS GFS Manual.

Net operating balance

This is calculated as income from transactions less expenses from transactions, based on the definition in the ABS GFS Manual.

Net worth

For the GGS and TSS, net worth is the result of assets less liabilities, since shares and contributed capital is zero. It is an economic measure of wealth and reflects the contribution of governments to the wealth of Australia.

5-12	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(k)	Key GFS technical terms continued

Non-profit institution

A non-profit institution is a legal or social entity that is created for the purpose of producing or distributing goods and services but is not permitted to be a source of income, profit or other financial gain for the units that establish, control or finance it.

Operating result

Operating result is a measure of financial performance of the operations of the State for the period. It is the net result of items of revenue and gains, and expenses and losses recognised for the period, excluding those that are classified as other movements in equity.

Other economic flows

Changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets) are other economic flows.

Transactions

Refer Note 1(j).

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-13

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(l)	Reconciliation to GFS

As required by AASB1049, this note identifies the convergence differences between the key aggregates per AASB1049 and the calculations in terms of the GFS Manual.

AASB 1049 Treatment	ABS GFS Treatment
Reconciliation to GFS Net Operating Balance
Onerous contract expenses are recognised as other economic flows included in the operating result.	Onerous contract expenses are recognised as expenses from transactions when payments are made from the provision.
Dividends to owners are treated as a distribution to owners and therefore a direct debit to equity.	Dividends to owners are treated as an expense. The differences do not flow through to the TSS as they arise from inter-sector transactions.
Lease expenses related to leased assets recognised on the Balance Sheet are recognised as amortisation expenses and lease finance charges	Operating leases are recognised as other operating expenses when paid.
An elimination difference arises in respect of social benefits. Under AASB 10, intragroup transactions are eliminated in full.

Certain transactions within and between the GGS and the PNFC Sector are not eliminated on consolidation of the GGS or TSS.

These benefits are grossed up for GFS reporting in sales

of goods and services and other operating expenses and there is no net effect on the net operating balance.

Reconciliation to GFS Fiscal Balance
Purchases and sales of land inventories and assets held for rental and subsequently held for sale are reflected in changes in net inventories	Purchases and sales of land inventories and assets held for rental and subsequently held for sale are treated as purchases and sales of non-financial assets.
Reconciliation to GFS Net Worth and Change in net worth
Equity investments in PNFCs and PFCs are measured as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.	Equity investments in PNFCs and PFCs are impacted by the above convergence differences. This difference does not flow through to the TSS as it arises from inter-sector balances.
Operating leases are recognised on the balance sheet under AASB 16 Leases unless the lease is shorter than 12 months or where the underlying assets are worth less than $10 000 when new.	Operating leases are not recognised on the Balance Sheet.
Restoration assets and restoration provisions are recognised on the Balance Sheet.	Restoration assets and restoration provisions are not recognised on the balance sheet.
Deferred tax assets are classified as non-financial assets and deferred tax liabilities are classified as non-financial liabilities on the Balance Sheet.	Deferred tax assets and deferred tax liabilities are not recognised on the balance sheet. The difference does not flow through to the TSS as it arises from inter-sector transactions.
Service concession arrangements – GORTO assets and GORTO liabilities are recognised on the Balance Sheet.	Service concession arrangements – GORTO assets and GORTO liabilities are not recognised on the Balance Sheet.
A provision for onerous contracts is recognised on the Balance Sheet.	A provision for onerous contracts is not recognised on the Balance Sheet.
Net worth is calculated as assets less liabilities.	Net worth is measured as assets less liabilities less shares/contributed equity.
Reconciliation to GFS Cash Surplus/(Deficit)
Cash Flow Statement does not recognise notional cash flows.	A notional cash outflow relating to new finance leases and similar arrangements is recognised in calculating cash surplus/(deficit).

5-14	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information

Operating Statement

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	22,659	20,601	-	-	-	-	(600)	(550)	22,059	20,051
Grants revenue	40,064	38,335	1,251	912	-	-	(1,277)	(1,014)	40,038	38,233
Sales of goods and services	7,143	6,483	15,215	14,735	3,550	3,140	(4,158)	(3,520)	21,750	20,838
Interest income	3,617	3,225	219	117	5,490	4,355	(6,191)	(5,513)	3,135	2,183
Dividend and income tax equivalent income	1,477	1,007	-	-	-	-	(1,477)	(1,007)	-	-
Other revenue	14,807	20,159	675	506	152	144	(295)	(32)	15,339	20,778
Total Revenue from Transactions	89,768	89,809	17,360	16,270	9,193	7,639	(13,999)	(11,635)	102,321	102,083

Expenses from Transactions
Employee expenses	33,264	30,558	3,075	2,532	477	453	(728)	(554)	36,087	32,990
Superannuation expenses	4,860	4,532	359	290	37	29	-	-	5,256	4,851
Other operating expenses	25,901	20,013	7,027	7,608	3,585	2,934	(3,592)	(3,088)	32,921	27,467
Depreciation and amortisation	5,441	5,018	2,873	2,720	23	23	-	-	8,337	7,760
Other interest expenses	2,020	1,688	1,832	1,675	8,765	7,300	(6,627)	(5,949)	5,990	4,712
Grants expenses	16,601	14,072	22	29	127	119	(1,549)	(1,014)	15,202	13,206
Other property expenses	-	-	354	369	59	56	(414)	(424)	-	-
Total Expenses from Transactions	88,087	75,880	15,543	15,222	13,074	10,913	(12,910)	(11,029)	103,793	90,986

Net Operating Balance from Continuing Operations	1,681	13,928	1,817	1,048	(3,881)	(3,274)	(1,089)	(606)	(1,472)	11,096

Other Economic Flows - Included in Operating Result	4,038	198	(833)	(574)	4,819	4,024	92	1,405	8,115	5,053

Operating Result from Continuing Operations	5,719	14,127	983	474	938	750	(997)	799	6,643	16,149

Other Economic Flows - Other Movements in Equity	21,434	40,278	1,539	3,324	(88)	(108)	(2,240)	(3,745)	20,646	39,750

Comprehensive Result/Total Change in Net Worth	27,153	54,404	2,523	3,799	849	642	(3,236)	(2,946)	27,289	55,899

KEY FISCAL AGGREGATES

Net Operating Balance	1,681	13,928	1,817	1,048	(3,881)	(3,274)	(1,089)	(606)	(1,472)	11,096

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets	10,507	9,899	6,402	4,497	6	9	(22)	(96)	16,892	14,309
Less Sales of non-financial assets	147	181	27	63	-	-	-	-	174	243
Less Depreciation	5,441	5,018	2,873	2,720	23	23	-	-	8,337	7,760
Plus Change in inventories	(3)	79	90	129	-	-	-	-	87	208
Plus Other movement in non-financial assets	766	1,058	712	108	30	2	-	-	1,508	1,169
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets	5,682	5,838	4,304	1,952	13	(12)	(22)	(96)	9,977	7,682
Fiscal Balance	(4,001)	8,090	(2,487)	(904)	(3,893)	(3,262)	(1,066)	(510)	(11,449)	3,415

* See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-15

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Assets

Financial Assets
Cash and deposits	2,386	2,363	1,802	1,014	8,129	7,801	(2,796)	(2,182)	9,521	8,997
Receivables and loans
Receivables	4,980	4,324	3,034	2,742	545	485	(1,553)	(945)	7,008	6,606
Advances paid	1,137	1,239	2,946	1,675	-	-	(2,946)	(1,699)	1,137	1,215
Loans paid	286	306	800	1,373	98,314	91,463	(87,943)	(81,901)	11,456	11,241
Securities other than shares	52,441	49,120	2,440	4,838	91,386	84,360	(48,569)	(46,502)	97,697	91,815
Shares and other equity investments
Investments in public sector entities	27,786	24,414	-	-	-	-	(27,786)	(24,414)	-	-
Investments in other entities	34	16	-	-	-	-	-	-	34	16
Investments accounted for using the equity method	171	159	-	-	-	-	-	-	170	158

Total Financial Assets	89,221	81,940	11,021	11,642	198,374	184,108	(171,593)	(157,642)	127,022	120,048

Non-Financial Assets
Inventories	730	732	999	912	-	-	-	-	1,729	1,644
Assets held for sale	59	72	-	3	-	-	-	-	59	75
Investment properties	493	451	398	361	-	-	-	-	891	812
Property, plant and equipment	334,659	309,203	69,896	66,162	126	114	(1)	(1)	404,680	375,478
Intangibles	735	728	1,137	1,004	19	18	-	-	1,890	1,750
Service concession assets - GORTO	12,401	11,660	-	-	-	-	-	-	12,401	11,660
Deferred tax asset	6,281	9,026	1,238	4,154	221	256	(7,741)	(13,436)	-	-
Other non-financial assets	752	682	355	287	14	11	(76)	(66)	1,046	915

Total Non-Financial Assets	356,110	332,554	74,023	72,883	380	399	(7,818)	(13,502)	422,695	392,335

Total Assets	445,331	414,494	85,044	84,526	198,753	184,507	(179,411)	(171,145)	549,718	512,383

 * See Note 1(c) for explanation of sectors

5-16	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet continued

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Liabilities
Payables	7,010	5,921	3,808	2,105	222	171	(1,464)	(857)	9,576	7,339
Employee benefit obligations
Superannuation liability	20,118	20,913	(250)	(354)	-	-	-	-	19,868	20,559
Other employee benefits	10,277	10,419	1,336	1,041	166	181	-	-	11,779	11,641
Deposits held	-	-	11	14	10,056	10,298	(4,790)	(5,208)	5,277	5,104
Advances received	3,161	1,909	3	25	-	-	(2,946)	(1,699)	218	235
Borrowing with QTC	50,950	46,166	44,669	43,276	-	-	(95,619)	(89,442)	-	-
Leases and other loans	7,759	7,519	745	367	462	485	-	-	8,966	8,372
Securities and derivatives	64	41	2,217	5,458	174,478	161,827	(46,582)	(43,482)	130,177	123,844
Deferred tax liability	1,460	4,410	6,249	9,001	32	25	(7,741)	(13,436)	-	-
Provisions	5,367	4,991	1,137	1,213	9,430	8,470	(83)	(81)	15,851	14,593
Service concession liabilities - GORTO	6,971	7,207	-	-	-	-	-	-	6,971	7,207
Other liabilities	1,047	1,004	1,187	972	52	45	(76)	(66)	2,210	1,955
Total Liabilities	114,184	110,500	61,113	63,116	194,898	181,502	(159,302)	(154,271)	210,892	200,847

Net Assets	331,146	303,993	23,932	21,410	3,855	3,006	(20,108)	(16,873)	338,825	311,536

Net Worth
Contributed equity	-	-	12,109	9,767	690	690	(12,799)	(10,457)	-	-
Accumulated surplus	116,336	110,063	(312)	(277)	2,227	1,393	7,602	7,440	125,852	118,619
Reserves	214,812	193,931	12,135	11,919	938	923	(14,912)	(13,855)	212,972	192,917
Total Net Worth	331,147	303,994	23,931	21,409	3,855	3,006	(20,109)	(16,873)	338,825	311,536

KEY FISCAL AGGREGATES

Net Financial Worth	(24,964)	(28,561)	(50,091)	(51,473)	3,475	2,606	(12,290)	(3,371)	(83,870)	(80,799)
Net Financial Liabilities	52,750	52,975	NA	NA	NA	NA	NA	NA	83,870	80,799
Net Debt	5,684	2,608	39,659	40,240	(12,832)	(11,014)	(7,684)	(7,548)	24,827	24,286

* See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-17

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received	22,842	20,410	-	-	-	-	(601)	(546)	22,241	19,864
Grants and subsidies received	40,307	38,685	1,298	841	-	-	(1,324)	(942)	40,281	38,584
Sales of goods and services	7,272	6,887	16,701	17,092	3,855	3,404	(4,190)	(3,605)	23,636	23,778
Interest receipts	3,613	3,200	219	106	5,490	4,353	(6,189)	(5,510)	3,133	2,149
Dividends and income tax equivalents	799	922	-	-	-	-	(799)	(922)	-	-
Other receipts	17,006	22,499	501	402	187	176	(9)	(71)	17,684	23,007
	91,837	92,603	18,719	18,442	9,532	7,934	(13,112)	(11,596)	106,975	107,383
Cash paid
Payments for employees	(39,013)	(34,234)	(3,134)	(2,750)	(529)	(475)	728	554	(41,948)	(36,904)
Payments for goods and services	(28,501)	(23,092)	(7,631)	(9,726)	(2,541)	(2,103)	3,595	3,085	(35,079)	(31,837)
Grants and subsidies paid	(15,662)	(13,777)	(22)	(29)	(127)	(119)	1,320	940	(14,491)	(12,984)
Interest paid	(1,928)	(1,616)	(1,836)	(1,671)	(8,765)	(7,298)	6,619	5,944	(5,910)	(4,641)
Other payments	-	-	(822)	(1,149)	(379)	(344)	266	660	(935)	(833)
	(85,104)	(72,718)	(13,445)	(15,325)	(12,341)	(10,340)	12,528	11,184	(98,363)	(87,199)

Net Cash Flows from Operating Activities	6,734	19,885	5,273	3,117	(2,810)	(2,406)	(585)	(412)	8,613	20,184

Cash Flows from Investing Activities in
Non-Financial Assets
Purchases of non-financial assets	(10,507)	(9,899)	(6,402)	(4,497)	(6)	(9)	22	96	(16,892)	(14,309)
Sales of non-financial assets	147	181	27	63	-	-	-	-	174	243
	(10,360)	(9,718)	(6,375)	(4,434)	(6)	(9)	22	96	(16,718)	(14,065)

Financial Assets (Policy Purposes)	(2,159)	(766)	(1,339)	(711)	-	-	3,608	1,532	110	56

Financial Assets (Liquidity Purposes)	2,581	(8,036)	(281)	510	52	875	(1,595)	6,148	757	(503)

Net Cash Flows from Investing Activities	(9,938)	(18,519)	(7,995)	(4,636)	46	866	2,035	7,777	(15,851)	(14,512)

Cash Flows from Financing Activities
Advances received (net)	1,252	598	(1)	(1)	-	-	(1,268)	(626)	(17)	(28)
Proceeds of borrowing (net)	1,974	(1,318)	1,953	2,202	(5,367)	(1,337)	6	1	(1,434)	(452)
Dividends paid (net)	-	-	(490)	(246)	(68)	(40)	559	286	-	-
Deposits received (net)	-	-	(3)	3	(241)	1,878	418	(3,417)	173	(1,536)
Other financing (net)	-	-	2,050	(570)	8,768	3,439	(1,778)	(4,000)	9,040	(1,131)

Net Cash Flows from Financing Activities	3,227	(719)	3,509	1,388	3,091	3,940	(2,064)	(7,755)	7,762	(3,146)

 * See Note 1(c) for explanation of sectors

5-18	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement continued

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M

Net Increase/(Decrease) in Cash and Deposits Held	23	646	788	(131)	328	2,400	(614)	(390)	524	2,525
Cash and deposits at the beginning of the financial year	2,363	1,717	1,014	1,145	7,801	5,401	(2,182)	(1,792)	8,997	6,471

Cash and Cash Equivalents Held at the End of the Financial Year	2,386	2,363	1,802	1,014	8,129	7,801	(2,796)	(2,182)	9,521	8,997

KEY FISCAL AGGREGATES

Net Cash from Operating Activities	6,734	19,885	5,273	3,117	(2,810)	(2,406)	(585)	(412)	8,613	20,184
Net Cash Flow from Investments in Non-Financial Assets	(10,360)	(9,718)	(6,375)	(4,434)	(6)	(9)	22	96	(16,718)	(14,065)
Dividends Paid	-	-	(490)	(246)	(68)	(40)	559	286	-	-
CASH SURPLUS/(DEFICIT)	(3,626)	10,167	(1,592)	(1,563)	(2,884)	(2,455)	(4)	(30)	(8,106)	6,119

 * See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-19

Notes to the Financial Statements

3.	Taxation revenue

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Stamp duties
Transfer	5,492	5,240	5,492	5,240
Motor vehicles	893	791	893	791
Insurance	1,526	1,371	1,526	1,371
Other duties	54	70	54	70
	7,964	7,472	7,964	7,472

Payroll tax	6,231	5,669	6,040	5,500
Mental health levy	492	182	467	173
Vehicle registration fees	2,367	2,226	2,365	2,226
Gaming taxes and levies	2,097	1,911	2,097	1,911
Land tax	2,026	1,732	2,002	1,710
Fire levy	660	625	660	625
Guarantee fees	358	350	-	-
Other taxes	464	434	464	434
	22,659	20,601	22,059	20,051

Taxation revenue is recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

4.	Grants revenue

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Commonwealth
General purpose payments
GST revenue grants	19,283	18,306	19,283	18,306
Other general purpose payments	5	4	5	6
Specific purpose payments	10,771	10,109	10,774	10,111
National partnership payments	4,763	4,678	4,763	4,678
Grants for on-passing to non-Queensland Government entities	4,860	4,740	4,860	4,740
	39,682	37,837	39,686	37,842
Other
Industry/community contributions	143	241	239	251
Other grants	239	256	113	141
	382	497	352	392

	40,064	38,335	40,038	38,233

Commonwealth and other grants are recognised as revenue when the State obtains control over the grant, usually upon receipt. Where the grant is enforceable and contains sufficiently specific performance obligations for the State to transfer goods or services, revenue is recognised as and when the obligations are satisfied.

Specific purpose payments include $6 billion (2023: $5.5 billion) of activity based funding for health services received from the Australian Government’s National Health Funding Pool. This funding is assessed as sufficiently specific and enforceable and is classified as revenue from contracts with customers. Substantially all the performance obligations under this funding contract are satisfied in the same financial year that the funding is received, through health services delivered by Queensland Health.

5-20	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

5.	Sales of goods and services

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

User charges
Sales of goods and services	4,986	4,467	18,902	18,176
Rental income	644	598	726	673
	5,630	5,065	19,628	18,849
Fees
Transport and other licences and permits	1,015	986	1,015	986
Other regulatory fees	498	432	1,107	1,003
	1,513	1,418	2,122	1,989

	7,143	6,483	21,750	20,838

Revenue from sales of goods and services and licences is recognised when the State satisfies performance obligations for the transfer of goods or services to the customer. When revenue has been received in advance for services or works still to be completed at balance date, this revenue is considered to be unearned and is reported in other liabilities (refer Note 39).

Sales of goods and services includes revenue from contracts with customers totalling $6.3 billion (2023: $5.7 billion) for the GGS and $18.2 billion (2023: $17.7 billion) for the TSS. Below are details about the nature and timing of the satisfaction of performance obligations and related revenue recognition policies for the State’s major types of revenue from contracts with customers.

Electricity supply and distribution

–

Electricity wholesale revenue is recognised at a point in time when the electricity is dispatched to the National Electricity Market. Retail sales revenue is recognised either at a point in time when the electricity is dispatched to the customer or over time where there are a series of performance obligations in the contract. Progress is measured based on units of electricity delivered.

–	Network tariffs revenue is recognised over time as customers are provided with access to the network and simultaneously receive and consume energy delivered to their premises.

Other sales of goods and services

–	Fare revenue and transport and traffic fees are recognised as the services are provided to the customer and the performance obligations are met.
–	Revenue from bulk water sales to distributor retailers is recognised monthly based on the actual megalitres supplied to the grid customer during the calendar month.
–

Port cargo handling charges and harbour dues are recognised at a point in time based on tonnage processed or over time based on the contractual terms, and payment is generally due upon completion of cargo handling services. To the extent that customers carry forward unused take-or-pay, revenue is deferred until such time that the tonnes have been utilised by the customers.

–	Revenue from the Pharmaceutical Benefit Scheme subsidy is recognised at a point in time when the drugs are dispensed to patients.

Rental income from operating leases is recognised on a straight-line basis over the lease term.

Revenue from regulatory fees is recognised when the taxable event giving rise to the receivable occurs.

6.	Interest income

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Interest on fixed rate notes	2,839	2,739	-	-
Distributions from managed funds	76	48	769	412
Other interest	702	438	2,367	1,771
	3,617	3,225	3,135	2,183

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-21

Notes to the Financial Statements

7.	Dividend and income tax equivalent income

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Dividends	1,089	606	-	-
Income tax equivalents	389	401	-	-
	1,477	1,007	-	-

For the GGS, dividends from PNFC and PFC Sector entities are recorded as revenue from transactions where the dividends are declared out of current profits. Dividends and tax equivalents paid out of prior accumulated profits and reserves or from the sale of businesses are recorded as Other economic flows (Refer Note 19).

Dividends and income tax equivalents from the PNFC and PFC Sectors are eliminated in the TSS.

8.	Other revenue

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Royalties	12,771	18,214	12,752	18,195
Land rents	188	181	190	182
Donations, gifts and services received at below fair value	246	160	248	161
Contributed assets	347	311	427	370
Fines	763	815	763	815
Other	492	479	960	1,055
	14,807	20,159	15,339	20,778

Royalties are recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

Assets received at below fair value, including those received free of charge and that can be measured reliably, are recognised as revenue at their fair value when control over the assets is obtained, normally either on receipt or on notification that the assets have been secured.

9.	Employee expenses

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Salaries and wages	28,788	26,463	31,516	28,833
Annual leave	2,827	2,642	3,127	2,852
Long service leave	842	787	982	877
Workers’ compensation	501	368	19	14
Other employee related expenses	307	299	444	414
	33,264	30,558	36,087	32,990

The number of full time equivalent employees in the GGS at 30 June 2024 relating to the GGS entities listed in Note 50 totalled 265,887 (2023: 252,431). Per Budget Paper 2, Table 5.2, the estimated number of full time equivalents for 2024 was 259,004. Using the same scope as Budget Paper 2, the actual number of full time equivalents is 259,022 (2023: 245,992).

The number of Total State full time equivalent employees at 30 June 2024 relating to the consolidated entities listed in Note 50 totalled 291,616 (2023: 275,706).

5-22	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

10.	Superannuation expenses

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Defined benefit (refer Note 48 for additional disclosures)
Current service cost	663	721	684	740
Interest cost	789	776	773	759
	1,452	1,497	1,457	1,499

Accumulation contributions	3,409	3,035	3,800	3,352
	4,860	4,532	5,256	4,851

11.	Other operating expenses

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Supplies and services	18,665	16,210	25,100	23,200
Transport service contract	2,283	2,088	-	-
WorkCover Queensland and other claims	730	492	4,112	3,255
Other expenses (including cost-of-living electricity rebates)	4,224	1,223	3,709	1,012
	25,901	20,013	32,921	27,467

Audit fees charged by the Queensland Audit Office to entities included in these financial statements amounted to:	17	16	25	23

12.	Depreciation and amortisation

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Depreciation and amortisation expenses for the financial year were charged in respect of:
Buildings	2,654	2,301	2,815	2,446
Infrastructure	1,268	1,196	3,478	3,284
Major plant and equipment	63	60	116	123
Other plant and equipment	665	618	948	902
Heritage and cultural assets	68	58	68	58
ROU assets	565	630	648	692
SCA - non-GORTO	47	45	47	45
Software development	110	109	250	241
Capitalised depreciation expense	-	-	(34)	(31)
	5,441	5,018	8,337	7,760

A number of assets held by the State have been determined to have indefinite useful lives and are therefore not depreciated. Such assets include land, certain road formation earthworks, the Reference Collection of the State Library of Queensland, the Art Collection and Library Heritage Collection held by the Queensland Art Gallery, the State Collection and Library Heritage Collection of the Queensland Museum, and certain other heritage and cultural assets that are subject to preservation requirements to maintain these assets in perpetuity.

Other non-financial assets are depreciated or amortised on a straight-line basis, from their date of acquisition (or in respect of internally constructed assets, from the time the asset is completed and held ready for use), over their estimated useful lives to the agency.

Where assets have separately identifiable components that are subject to regular replacement, these components are assigned useful lives distinct from the asset to which they relate and are depreciated accordingly. Any expenditure that increases the originally assessed capacity or service potential of an asset is capitalised and the new depreciable value is depreciated over the remaining useful life of the asset.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-23

Notes to the Financial Statements

12.	Depreciation and amortisation continued

Right-of-use (ROU) assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

Leasehold improvements are depreciated over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. The remaining lease term includes any option period/s where exercise of the option is reasonably certain.

Capital work in progress is not depreciated until it reaches service delivery capacity.

Major spares purchased specifically for particular assets are capitalised and depreciated on the same basis as the asset to which they relate.

Estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period. Reference should be made to individual agency reports for details of depreciation and amortisation methodologies.

The State has a broad range of property, plant and equipment and estimated useful lives vary widely depending on the agency. The following provides an indication of the range of estimated useful lives of the different non-financial asset classes held by the State:

Asset class	Useful life range

Property, plant and equipment

Buildings	up to 80 years

Infrastructure	up to 80 years

Plant and equipment	up to 50 years

Heritage and cultural assets that do not have an indefinite life	up to 100 years

Intangibles

Computer software	up to 30 years

13.	Other interest expenses

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Interest	1,862	1,538	5,837	4,586
Leases and service concession finance charges	118	109	137	116
Other	40	40	16	10
	2,020	1,688	5,990	4,712

Interest and other finance charges are recognised as expenses in the period in which they are incurred.

14.	Grants expenses

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Grants - recurrent	11,348	10,751	11,270	10,596
Grants - capital	4,115	2,356	3,437	2,289
Grants to first home owners	59	73	59	73
Personal benefit payments	435	247	435	247
Community service obligations	644	644	-	-
	16,601	14,072	15,202	13,206

5-24	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

15.	Gains/(losses) on sale of assets/settlement of liabilities

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Financial assets/settlement of liabilities
Derivatives	-	-	(378)	(512)
Other investments/settlement of liabilities	1	-	1,470	699
	1	-	1,092	187

Non-financial assets	6	10	-	25
	7	10	1,092	213
	7	10	1,092	213

16.	Revaluation increments/(decrements) and impairment (losses)/reversals

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Revaluation increments/(decrements)
Financial assets
Derivatives	(23)	27	279	390
Fixed rate notes*	4,048	(19)	-	-
Other investments (mainly managed funds)	146	113	7,825	3,773
	4,170	120	8,104	4,162

Non-financial assets	32	(4)	(222)	14

Impairment (losses)/reversals
Receivables and advances	17	(51)	(4)	(68)
Non-financial assets	-	-	(217)	(447)
	17	(51)	(220)	(515)

	4,219	65	7,662	3,661

* Adjustment to reflect market value of underlying investments managed by QIC limited.

Impairment of non-financial assets

Annual impairment assessments are undertaken to identify indications that an asset is impaired. If impairment indicators exist, an impairment loss is recognised when an asset’s carrying amount exceeds its recoverable amount. Assets that have previously been impaired are assessed annually to determine if there has been a reversal in impairment.

Specialised assets held for their service capacity and not for generation of cash flows that are measured at fair value are not subject to impairment processes, because their annual revaluations adequately account for any impairment and loss of service capacity.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the State and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Impairment - electricity generators

The value-in-use of electricity generators is determined on the estimated future cash flows based on the continuing use of the asset, discounted to a present value.

The cash flow projections are prepared using forecast economic, market and industry trends, market-based assumptions (such as demand, pricing and operational costs), and capital expenditure programs that willing market participants might reasonably adopt. The present value of projected cash flows is determined using a discount rate which is based on the weighted-average cost of capital (WACC). Determination of the WACC is based on separate analysis of debt and equity costs, utilising information (some of which is publicly available), including the risk-free interest rate, an industry risk premium, and the underlying cost of debt.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-25

Notes to the Financial Statements

16.	Revaluation increments/(decrements) and impairment (losses)/reversals continued

Impairment of non-financial assets continued

Impairment - electricity generators continued

CS Energy recognised an impairment loss of $110 million for the Callide B Power Station and Kogan Renewable Hydrogen Demonstration plant work in progress (2023: $85 million impairment loss).

CleanCo Queensland recognised an impairment loss reversal of $60 million for the Swanbank Power Station (2023: $23 million impairment loss).

Impairment - water assets

Queensland Bulk Water Supply Authority (Seqwater) charges South East Queensland distributor-retailers, local governments and other customers for the supply of bulk water, with bulk water prices passed through to customers. From 2007-08, a price path was implemented to phase in price rises associated with the construction of the South East Queensland water grid. Under the price path, prices progressively transitioned to full cost recovery, with price path debt to be repaid by 2027-28.

Seqwater used a forecast income-based approach to measure the fair value of its infrastructure assets, consistent with the previous year’s methodology, and this is incorporated in the annual valuation process.

Sunwater recognised an impairment loss of $104 million, largely in relation to 2023-24 capital expenditure on its Dam Improvement Program (2023: $132 million impairment loss).

Revaluation and impairment of financial assets

Refer Notes 24(a) and 23(e).

17.	Asset write-downs

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Bad debts written off not previously impaired	(212)	(187)	(225)	(205)
Non-financial assets written off	(76)	(85)	(80)	(95)
	(287)	(271)	(305)	(300)

18.	Actuarial adjustments to liabilities

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Long service leave - gains/(losses)	(140)	(91)	(140)	(91)
Insurances and other - gains/(losses)	(153)	328	(4)	477
	(293)	236	(144)	386

19.	Dividends and tax equivalents treated as capital returns

For GGS, dividends and tax equivalents from PNFC and PFC Sector entities paid out of prior accumulated profits and reserves or from the sale of businesses represent a return of Government’s initial equity investment under ABS GFS principles and are disclosed as other economic flows.

There were no tax equivalents treated as capital returns in 2023-24 or 2022-23.

5-26	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

20.	Other economic flows - included in operating result - other

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Net market value interest revenue/(expense)	-	-	(267)	952
Time value adjustments	30	64	(10)	(9)
Share of net profit/(loss) of associates and joint ventures	13	(7)	14	(14)
Onerous contracts expense	-	-	(30)	57
SCA - assets - GORTO depreciation	(162)	(146)	(162)	(146)
SCA - liabilities - GORTO amortisation	235	235	235	235
Other economic flows not elsewhere classified	25	24	30	19
	142	171	(189)	1,094

21.	Other economic flows - other movements in equity

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Revaluations
Revaluations of financial assets - increments/(decrements)
Investments in public sector entities	1,035	3,570	-	-
Other financial assets	125	608	402	2,226
	1,160	4,178	402	2,226
Revaluations of non-financial assets - increments/(decrements)
Property, plant and equipment	19,221	34,135	19,262	35,591
SCA - GORTO	902	1,199	902	1,199
	20,123	35,333	20,164	36,789

Actuarial gain/(loss) on defined benefit superannuation plans	152	744	80	712
	21,434	40,255	20,646	39,727

Of the above revaluation movements, balances relating to financial assets at fair value through other comprehensive income and cash flow hedges may subsequently be recycled to the Operating Result.

22.	Cash and deposits

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Cash and deposits on call	847	856	9,521	8,997
QTC cash funds	1,539	1,507	-	-
	2,386	2,363	9,521	8,997

Reconciliation to Cash Flow Statement
Balances per Cash Flow Statement	2,386	2,363	9,521	8,997

All material cash balances held by agencies are managed and invested by QTC daily to maximise returns in accordance with agreed risk profiles on a whole of Government basis.

Cash and deposits include cash on hand, cash at bank, deposits at call (which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value) and money market deposits, net of outstanding bank overdrafts. Where a net overdraft arises on cash at bank, the overdraft is included in other loans on the Balance Sheet.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-27

Notes to the Financial Statements

23.	Receivables and loans

(a) Receivables

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Current
Trade debtors	1,322	1,025	3,314	2,614
GST input tax credits receivable	413	404	479	456
Income tax equivalent, dividends and guarantee fees receivable	1,269	583	-	-
Royalties and land rents revenue receivable	124	76	124	76
Taxes receivable	584	768	580	762
Other receivables	1,789	2,024	2,450	2,742

	5,501	4,880	6,948	6,650
Less: Loss allowance	656	686	719	740

	4,845	4,193	6,229	5,909

Non-current
Trade debtors	59	33	493	411
Other	88	110	298	298

	147	142	791	708
Less: Loss allowance	12	12	12	12

	136	131	779	697

	4,980	4,324	7,008	6,606

(b) Advances paid
	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Current
Advances	196	213	198	192
Less: Loss allowance	21	19	21	19

	175	194	177	174

Non-current
Advances	1,049	1,139	1,048	1,138
Less: Loss allowance	87	95	88	96

	962	1,044	960	1,041

	1,137	1,239	1,137	1,215

(c) Loans paid
	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Current
Finance leases	15	15	17	17
Other loans	26	21	716	1,276

	42	36	734	1,293

Non-current
Onlendings	-	-	10,370	9,560
Finance leases	138	149	238	251
Other loans	106	121	115	138

	245	270	10,722	9,948

	286	306	11,456	11,241

5-28	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

23.	Receivables and loans continued

(c) Loans paid continued

Loans include finance leases and loans supporting policy objectives of the Government rather than for liquidity management purposes. Settlement on finance leases is within the terms of the lease, ranging from 2 to 99 years. Title is passed to the purchaser on full repayment.

Receivables and loans are initially measured at fair value plus any directly attributable transaction costs. Subsequently, receivables and loans (except onlendings by QTC) are recorded at amortised cost using the effective interest method less any loss allowances. Onlendings are recognised at fair value through profit or loss.

Any interest income is recognised in the operating result in the period in which it accrues. For further details on the State revenue recognition policies, refer the relevant revenue notes (Notes 3 to 8).

(d) Contractual maturities of lease receivables

Minimum operating lease receivable not recognised in the financial statements:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Not later than 1 year	54	49	122	115
Later than 1 year but not later than 5 years	142	128	346	333
Later than 5 years	222	220	1,000	933

	417	397	1,468	1,381

(e)  Impairment of receivables and advances

The loss allowances for receivables reflect lifetime expected credit losses, while the loss allowances for advances paid reflect either 12-month expected credit losses or lifetime expected credit losses depending on whether there has been a significant increase in credit risk.

Expected credit loss calculations incorporate both historical credit loss data and reasonable and supportable forward-looking information. Forward-looking information includes forecast economic changes expected to impact the State’s debtors, along with relevant industry and statistical data where applicable.

Loss allowances for receivables are assessed by agencies either individually by debtor or on a collective basis using provision matrices. Where a provision matrix is used, loss rates are determined separately for groupings of customers with similar loss patterns.

Areas of significant credit risk concentrations for the GGS and TSS are unpaid penalties and fines within the State Penalties Enforcement Registry (SPER), taxation debtors of the Queensland Revenue Office (QRO), COVID-19 Jobs Support Loans issued by the Queensland Rural and Industry Development Authority (QRIDA), and Queensland Building and Construction Commission (QBCC) claims receivables which are primarily Insurance Fund Group debtors.

SPER penalties and fines receivables and QRO tax receivables all exhibit high credit loss rates due to their nature. Further, tax receivables include amounts owed by companies that have already gone into liquidation. QBCC insurance claims are recoverable from at-fault builders who, in the majority of cases, have ceased trading due to bankruptcy or insolvency.

COVID-19 Jobs Support Loans balance is reduced as principal repayments continue to be received. Some loans were reclassified as having significant increases in credit risk due to the use of a new credit bureau’s risk scores and mapping methodology. $55 million (2023: $58 million) of these loans are considered credit-impaired, and $3 million (2023: $3 million) collateral exists in respect of these credit-impaired loans.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-29

Notes to the Financial Statements

23.	Receivables and loans continued

(e)  Impairment of receivables and loans continued

Total State Sector			Expected
	Gross	Average	credit	Carrying
	receivables	loss rate	losses	amount
2024	$M		$M	$M
Receivables
SPER penalties and fines receivable	1,161	24.7%	287	874
Queensland Revenue Office taxes receivable	288	15.0%	43	245
QBCC claims receivable	149	79.4%	119	31
Other receivables	6,142	4.6%	283	5,859

	7,739		731	7,008

Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	574	14.0%	80	494
Other advances	672	4.3%	29	643

	1,246		109	1,137

2023
Receivables
SPER penalties and fines receivable	1,146	27.0%	310	836
Queensland Revenue Office taxes receivable	414	24.5%	102	313
QBCC claims receivable	96	77.2%	74	22
Other receivables	5,702	4.7%	267	5,436

	7,358		752	6,606

Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	693	12.8%	89	604
Other advances	637	4.1%	26	611

	1,330		115	1,215

The State typically considers a financial asset to be in default when it is over 90 days past due. However, debts referred to SPER are usually over 90 days past due, and SPER will continue enforcement activity on those debts as long as it is cost effective to do so. A financial asset can also be in default before becoming 90 days past due if information indicates that the State is unlikely to receive the outstanding amounts in full.

Where the State has no reasonable expectation of recovering an amount owed by a debtor, the debt is written off by directly reducing the receivable against the loss allowance. SPER debts are written off in accordance with internal policy guidelines when it becomes unlikely that the debts could be recovered cost-effectively. If the amount of debt written off exceeds the loss allowance, the excess is recognised as an impairment loss.

Movement in Loss allowance

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Loss allowance as at 1 July	812	819	867	887
Amounts written off during the year	(178)	(178)	(189)	(193)
Increase/decrease in allowance recognised in operating result	143	171	163	173
Loss allowance as at 30 June	776	812	841	867

5-30	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

24.	Securities and shares

(a)  Securities other than shares

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Term deposits and other investments	42	59	7,688	10,894
QTC deposits	1,995	3,027	-	-
Securities/bonds	257	254	17,118	11,597
Fixed rate notes	3,814	3,173	-	-
Investments managed by QIC Limited*	895	1,027	10,130	8,856
Derivatives
Cash flow hedges	-	-	169	450
Other derivatives	-	-	970	2,736
Other	57	50	59	75
	7,058	7,589	36,134	34,607

Non-current
Term deposits and other investments	117	101	256	451
Securities/bonds	-	-	8,572	8,402
Fixed rate notes	42,734	40,302	-	-
Investments managed by QIC Limited*	2,077	694	51,010	46,290
Derivatives
Cash flow hedges	-	-	14	163
Other derivatives	-	-	1,256	1,467
Other	455	434	455	435
	45,382	41,531	61,563	57,208

	52,441	49,120	97,697	91,815

* Investments managed by QIC Limited were allocated over the following categories:

	Debt Retirement Fund		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Cash	1,273	1,450	10,931	12,561
Fixed interest	444	235	1,363	1,550
Global equities	3,605	3,128	15,193	11,936
Property and infrastructure	2,873	2,448	15,223	14,642
Other	1,578	1,075	18,430	14,456
	9,773	8,336	61,139	55,145

Debt Retirement Fund

The Debt Retirement Fund (DRF) is a sub fund of the Queensland Future Fund (QFF). The DRF was established for the purpose of providing funding for reducing the State’s debt. Funds invested in the DRF are held for future growth and are offset against state debt to support Queensland’s credit rating. In accordance with the Queensland Future Fund Act 2020, payments from the DRF may only be made to reduce the State’s debt or pay fees or expenses relating to the administration of the fund.

Further information on the DRF can be found in Note 37 of Queensland Treasury’s audited financial statements.

(b)  Investments in public sector entities

The GGS has equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis. Investments in public sector entities on this basis differ from valuations under GFS. Refer Note 1(l) for a discussion of differences between GAAP and GFS.

Note 1(c) outlines the functions of the PNFC and PFC Sectors. Refer Note 50 for a comprehensive list of entities consolidated within each sector. Investments in the PNFC and PFC Sectors are eliminated on consolidation of the TSS.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-31

Notes to the Financial Statements

24.	Securities and shares continued

Accounting Policy

Financial assets disclosed in this note are classified as either financial assets held at amortised cost, financial assets at fair value through other comprehensive income or financial assets at fair value through profit or loss. The carrying amount of financial assets in each of the categories is disclosed in Note 47.

Financial assets at amortised cost

Term deposits are measured at amortised cost, as these are held for collecting contractual cash flows.

Financial assets at fair value through other comprehensive income (FVOCI)

Financial assets at FVOCI are valued at fair value at balance date. Unrealised gains and losses are brought to account in equity and included as ‘Other economic flows - other movements in equity’ on the Operating Statement.

For the GGS, securities/bonds are measured at FVOCI as they are held for the purpose of both selling and collecting contractual cash flows. These include corporate bonds, corporate notes and government bonds.

For GGS, controlling investments in other public sector entities (PNFCs and PFCs) are also measured at FVOCI. The State has not disposed of any FVOCI equity investments during this reporting period.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at FVTPL are valued at fair value at balance date. Unrealised gains and losses are brought to account as ‘Other economic flows - included in operating result’ on the Operating Statement.

For GGS, fixed rate notes held with QTC are measured at FVTPL because the cash flows do not solely represent payments of principal and interest. Fixed rate notes are eliminated on consolidation of the TSS.

Other financial assets at fair value through profit or loss held by the State include deposits with QTC, discount securities, Commonwealth and State securities, floating rate notes, medium term notes, fixed interest deposits, investments managed by QIC Limited, other investments in managed funds, shares, derivatives, and interests under Rental Purchase Plan agreements. The accounting policy for derivatives is further discussed in Note 37.

25.	Other investments

Other investments refer to claims on other entities (or arrangements) entitling the State to:

–	a share of the income of the entity and a right to a share of the residual assets of the entity should it be wound up (associates and joint ventures); or

–	a share of revenue, expenses, assets and liabilities of the arrangement (joint operations).

These investments are held at fair value.

(a)  Investments accounted for using the equity method

Associates are those entities over which the State has significant influence but not control. Joint ventures are joint arrangements whereby the State has joint control and rights to the net assets of the arrangements. Associates and joint ventures are accounted for using the equity method of accounting in accordance with AASB 128 Investments in Associates and Joint Ventures. The State’s share of its associates’ or joint ventures’ post-acquisition profits or losses (less dividends) is recognised in the Operating Statement as an other economic flow and its share of post-acquisition movements in reserves is recognised in the reserves. The cumulative post-acquisition movements are recognised against the carrying amount of the investment. Dividends from associates and joint ventures are recognised as revenue from transactions in the Operating Statement.

The State has a number of investments in unlisted associated and joint venture entities that are accounted for using the equity method, with the most material of these being:

–	a 50% share in the Dumaresq-Barwon Border Rivers Commission, a joint authority constituted by an agreement between the Queensland and New South Wales Governments; and

–

a 25% interest in the Translational Research Institute (TRI) Trust, a discretionary unit trust founded by four members, of which Queensland Health is one. The Trust’s objectives are to operate and manage the TRI Facility to promote medical study, research and education.

5-32	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

25.	Other investments continued

(b)  Investments in joint operations

Joint operations are joint arrangements whereby the State has control and rights to the assets and obligations for the liabilities relating to the arrangements. Such arrangements are accounted for in accordance with AASB 11 Joint Arrangements. The State recognises its share of jointly held or incurred assets, liabilities, revenue and expenses in the joint operations.

General Government Sector

Joint arrangements are as follows:

Queensland Health

Queensland Health is a partner to the Australian e-Health Research Centre (AEHRC) joint operation under the current agreement which runs to 30 June 2027.

Sunshine Coast Hospital and Health Service

The Sunshine Coast Hospital and Health Service has a 28.9% (2022: 28.9%) interest in the Sunshine Coast Health Institute (SCHI). TAFE Queensland, Griffith University and the University of the Sunshine Coast each have a 23.7% interest in the SCHI. SCHI’s primary aims are to advance the education of trainee medical officers, nurses, midwives and other health care professionals, while providing outstanding patient care and extending research knowledge.

Metro North Hospital and Health Service

Metro North HHS has joint control over two arrangements, namely Herston Imaging Research Facility (HIRF) and the Oral Health Centre (OHC).

Total State Sector

Joint arrangements for the TSS include the GGS joint arrangements above, as well as the following:

–

CS Energy Limited has a 50% interest in Callide Power Management Pty Ltd and Callide Power Trading Pty Ltd. The joint venture partner entered into voluntary administration in March 2023, however the State does not consider it has substantive control of the investment.

–

CS Energy Limited also has a 50% interest in Callide C Power Station through the unincorporated Callide Power Project Joint Venture and is entitled to 50% of the earnings generated by Alinta Energy Retail Sales Pty Ltd in the residential retail energy market in South East Queensland.

–	CleanCo Queensland Limited has a 50% interest in Kogan North Joint Venture operation with the principal activities being exploration and production of gas.

–

Stanwell Corporation Limited acquired a 50% interest in the Wambo Wind Farm on 15 December 2022, with Cubico Sustainable Investments holding the remaining interest. The joint operation is a staged, large scale renewable energy development located near Jandowae in the Western Downs region of Queensland. Similarly, a 50% interest in Stage 2 of the Wambo Wind Farm was acquired on 21 December 2023.

26.	Public private partnerships

The State has entered into a number of Public Private Partnerships (PPPs) over time. The accounting treatment of these PPPs varies according to the terms of the arrangements. They may be:

–	directly owned by the State, but partly privately financed;

–	Right of use (ROU) assets held through leases and similar arrangements; or

–	Service Concession Arrangement (SCA) assets and liabilities, either GORTO (Grant of Right to Operate) or non-GORTO.

The purpose of this note is to describe the various arrangements the State has entered into and how and when they are accounted for as well as aggregating the undiscounted net future cash flows the State is committed to under these arrangements.

The following PPPs apply to both the GGS and TSS statements.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-33

Notes to the Financial Statements

26.	Public private partnerships continued

Education

(a) South East Queensland schools - Aspire

In April 2009, the State Government entered into a contractual arrangement with Aspire Schools (Qld) Pty Limited (Aspire) to design, construct, maintain and partially finance seven State schools for a period of 30 years on the State’s land.

Construction work was finalised in January 2014. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Aspire over the life of the contract.

The State pays Aspire abatable, undissected service payments for the operation, maintenance and provision of the schools. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration. The land on which the schools are constructed is owned and recognised as an asset of the State.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

(b) Queensland schools - Plenary

In December 2013, the State Government entered into a contractual arrangement with Plenary Schools Pty Ltd (Plenary) for the construction and management of 10 schools in South East Queensland on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Plenary over the life of the contract. The project period is for 30 years and is expected to end in December 2043.

Construction work was finalised in January 2019. The State paid a series of capital contributions during the construction phase of the project totalling $190 million. These contribution payments result in lower service payments over the period of the concession.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Employment, Small Business and Training

(a) Southbank Education and Training Precinct

In April 2005, the State Government entered into a contractual arrangement with Axiom Education Queensland Pty Ltd (Axiom) to design, construct, maintain and finance the Southbank Education and Training Precinct for a period of 34 years on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Axiom over the life of the contract. The arrangement involved the refurbishment or demolition of existing buildings and the development of new buildings.

Construction work was completed on 31 October 2008. The State pays abatable, undissected service payments to Axiom for the operation, maintenance and provision of the precinct. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Queensland Health and Hospital and Health Services (HHSs)

(a) Sunshine Coast University Hospital (SCUH)

In 2012, the State entered into a PPP with Exemplar Health (EH) to finance, design, build and operate the SCUH. The 25-year operating phase of the PPP commenced on 16 November 2016. The fair value of the liability payable to EH for the construction of SCUH was $538 million. Other than certain assets contained within the Sunshine Coast Health Institute, Sunshine Coast HHS (SCHHS) has full control of all SCUH buildings, land, specialist medical assets and all other equipment. EH ensures all infrastructure is fit for use throughout the operating term, but SCHHS operates the facility and manages all healthcare provided. At the end of the 25-year term, the assets will remain in the control of SCHHS. These assets are included in buildings in Note 31.

As part of the SCUH PPP, EH constructed two carparks on the SCUH site. These carparks are legally owned by the SCHHS and recorded in the building asset class in Note 31. The State has granted EH a licence to undertake carparking operations for the duration of the 25-year operating term which entitles EH to generate revenue from the operations themselves. The State has unearned revenue from the carpark licence included in Note 39.

5-34	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Queensland Health and Hospital and Health Services (HHSs) continued

(b) Surgical, Treatment and Rehabilitation Service (STARS)

In 2017, the State entered into a PPP with Australian Unity. Australian Unity’s scope of work includes the construction of a new Surgical, Treatment and Rehabilitation Service (STARS) at Herston. The land on which STARS was developed is owned by the State and leased to Australian Unity for 99 years. The State was contractually obligated to occupy the STARS building upon completion and entered into a lease on 4 November 2020 for an initial 20-year period, with an option to extend this lease by two periods of 10 years. The assets are included as right of use (ROU) assets in Note 31 and the lease liability is included in Note 37(d).

(c) Other public infrastructure facilities

The State Government has entered into a number of other contractual arrangements with private sector entities for the construction and operation of public infrastructure facilities on State land for a period of time. After an agreed period of time, ownership of these facilities will pass to the State.

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Western car park	SurePark Pty Ltd	31 years	July 2010
Metro North HHS	Butterfield Street car park	International Parking Group Pty Ltd	30 years	January 1998
Metro South HHS	The Princess Alexandra Hospital multi storey car park	International Parking Group Pty Ltd	25 years	February 2008
Sunshine Coast HHS	Noosa Hospital	Noosa Privatised Hospital Pty Limited	10 years	July 2020
Townsville HHS	Medilink	Trilogy Funds Management Ltd	30 years	January 2012
Townsville HHS	Goodstart Early Learning	Trilogy Funds Management Ltd	32 years	February 2012

The Gold Coast University Hospital western car park is a SCA under AASB 1059 and is included in Note 33 as a GORTO asset.

The Metro North Butterfield Street car park is not considered a SCA under AASB 1059 and is included in land and buildings in Note 31, with unearned revenue included in Note 39.

The Princess Alexandra Hospital car park is a SCA under AASB 1059 and is included in Note 33 as a GORTO asset.

The SCHHS funds Noosa Hospital for the provision of Combined Services which includes Public Patient Services and Ambulatory Services. This is not considered a SCA under AASB 1059.

The Medilink and GoodStart Early Learning centres are not controlled by the Townsville HHS and are not included on the Balance Sheet.

(d) Co-location agreements

The State has also entered into a number of contractual arrangements (termed co-location agreements) with private sector entities for the construction and operation of private health facilities for a period of time on State land. After an agreed period, ownership of these facilities will pass to the State. The State does not control the facilities associated with these arrangements and accordingly, does not recognise these facilities and any rights or obligations that may attach to these arrangements, other than those recognised under generally accepted accounting principles.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-35

Notes to the Financial Statements

26.	Public private partnerships continued

Queensland Health and Hospital and Health Services (HHSs) continued

(d) Co-location agreements continued

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Gold Coast Private Hospital	Healthscope Ltd	50 years	March 2016
Metro North HHS	Caboolture Private Hospital	Affinity Health Ltd	25 years + 20 years	May 1998
Metro North HHS	St Vincent’s Private Hospital Northside	St Vincent’s Private Hospital Northside Ltd	66 years	September 1999
Metro South HHS	Mater Private Hospital Redland	Mater Misericordiae Ltd	25 years + 30 years	August 1999
Metro South HHS	Translational Research Institute Building	Translational Research Institute Pty Ltd	30 years + 20 years	May 2013
Metro South HHS	University of Queensland Training Facility – Redland Hospital	University of Queensland	20 years	August 2015
Metro South HHS	University of Queensland Training Facility – Queen Elizabeth II Jubilee Hospital	University of Queensland	20 years	September 2015

The Caboolture Private Hospital agreement was amended on 8 December 2023, extending the lease until 30 April 2043.

Transport and Main Roads

(a) Gold Coast Light Rail - G:link (GCLR)

In May 2011, the State entered into a contractual arrangement with GoldLinQ Consortium (GoldLinQ) to finance, design, build, operate and maintain the Gold Coast light rail system linking key activity centres from Griffith University (Gold Coast Campus) and the Gold Coast University Hospital to Broadbeach via Southport. The operation of the system commenced in July 2014.

GoldLinQ partially financed construction of the system, with the State providing a capital contribution. During operations, GoldLinQ paid monthly performance-based payments for operations, maintenance and repayment of the debt finance used to construct the system. The State receives fare-box and advertising revenue generated by the system.

In April 2016, the State entered into a contractual arrangement with GoldLinQ for stage two of the Gold Coast Light Rail system. Stage two connects the existing light rail system at Gold Coast University Hospital Light Rail station to heavy rail at the Helensvale station. Stage two of the system commenced operations on 18 December 2017.

In March 2022 the State entered into a contractual arrangement with GoldLinQ for stage three of the Gold Coast Light Rail system. Early works have been completed and construction on stage three of the system has commenced. Stage three will extend the light rail from Broadbeach to Burleigh Heads. The 6.7km extension south of the existing tram network will link Helensvale to Burleigh Heads and provide eight additional stations and 5 new light rail vehicles.

Planning has begun for the Gold Coast Light Rail stage four, a 13km extension south of the light rail stage three, linking Burleigh Heads to Coolangatta via the Gold Coast Airport.

At the end of the 15-year operations period, ownership of the system will transfer to the State.

The GCLR assets are disclosed as non-GORTO service concessions in Note 31 and liabilities in Note 37(d).

(b) Toowoomba Second Range Crossing (TSRC)

In August 2015, the State Government entered into a contractual arrangement with Nexus Infrastructure Consortium to finance, design, build, operate and maintain a range crossing connecting the Warrego Highway at Helidon Spa in the east with the Gore Highway at Athol in the west, via Charlton.

5-36	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(b) Toowoomba Second Range Crossing (TSRC) continued

The bypass opened to traffic in September 2019 and toll collection commenced in December 2019, with Transurban Queensland contracted to provide the tolling collection service on behalf of the State.

The State will make ongoing quarterly service payments over the 25-year operation and maintenance period, which includes repayment of the debt finance used to construct the bypass. Maintenance payments will be expensed during the relevant year. At the expiry of the concession period, the State will retain ownership of the range crossing.

The TSRC assets are disclosed as non-GORTO service concessions in Note 31 and liabilities in Note 37(d).

(c) New Generation Rollingstock

In January 2014, the State entered into a 32-year contractual arrangement with NGR Project Company Pty Ltd (Bombardier NGR Consortium) for the design, construction and maintenance of 75 new six car train sets and a new purpose-built maintenance centre. The arrangement involves the State paying the consortium a series of availability payments.

In June 2016, the maintenance centre was accepted by the State. By December 2019, all train sets had been accepted and recognised on the Balance Sheet.

In March 2019, an amendment deed was signed to modify the trains in accordance with the Disability Standards for Accessible Public Transport 2002. Modifications to all 75 trains will be completed by the end of 2024. A total of 71 units have been upgraded to date under this agreement.

At the expiry of the arrangement, the State will retain ownership of the trains and the maintenance centre.

The rollingstock assets are disclosed in Note 31 as major plant and equipment and liabilities as other loans in Note 37(d).

(d) Airportlink M7

In June 2008, the State entered into a 45-year SCA with BrisConnections to design, construct and maintain the Airport Link toll road (Airportlink). In April 2016, Transurban Queensland assumed responsibility for Airportlink and now operates Airportlink under the SCA.

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll road for the concession period and also assume the demand and patronage risk. At the end of the service concession period, Airportlink assets will be transferred to the State for nil consideration.

Airportlink is disclosed as a GORTO in Note 33.

(e) Gateway and Logan Motorways and Port Drive

A Road Franchise Agreement (RFA) was established between the State and Queensland Motorways Limited (QML) in April 2011 for the operation, maintenance and management of the Gateway and Logan Motorways for a period of 40 years. In 2014, Transurban Queensland acquired QML and now operates the Gateway Motorway and Logan Motorway toll roads under the RFA with the State.

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll roads for the period of the franchise and also assumes the demand and patronage risk for the franchise period. At the end of the RFA concession period, the toll roads infrastructure assets will be transferred to the State.

An RFA was also established with Port of Brisbane to maintain and manage the Port Drive motorway. The operator obtains indirect benefits from ongoing maintenance through this increased capacity and access to the port precinct.

All the Gateway and Logan Motorways and Port Drive assets and liabilities are disclosed as GORTOs in Note 33.

(f) Brisbane Airport Rail Link

In 1998, the State Government entered into a 35-year concession agreement with Airtrain Citylink Limited (Airtrain) to design, construct, maintain and operate the Brisbane Airport Rail Link (BARL), a public passenger rail system connecting the Queensland Rail City network to the Brisbane Domestic and International Airports. The BARL is currently in the maintenance and operating phase of the agreement after commencement of operations on 7 May 2001.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-37

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(f) Brisbane Airport Rail Link continued

In return for collecting passenger fares, Airtrain must maintain, operate and manage the BARL for the period of the concession and also assume the demand and patronage risk for the concession period. At the end of this period, the agreement provides for Airtrain to transfer the BARL assets to the State for nil consideration.

The State Government leases airport land from the Brisbane Airport Corporation and sub-leases the land to Airtrain. The State recognises the assets and liabilities associated with the arrangement as GORTOs in Note 33.

Housing, Local Government, Planning and Public Works

(a) Development at 1 William Street Brisbane

1 William Street is a commercial office tower development. Cbus Property was the successful tenderer with a bid of $653 million and on 21 December 2012, the State entered into a project deed, development lease, 99-year ground lease and a sub-lease from the developer for 15 years. The building was occupied in October 2016.

The asset is disclosed as a ROU asset in Note 31 and the lease liability is included in Note 37(d).

(b) Queen’s Wharf Precinct

On 16 November 2015, the State entered into contractual arrangements with the Destination Brisbane Consortium (the Consortium) to redevelop the Queen’s Wharf Precinct in the centre of Brisbane into an Integrated Resort Development (IRD) Project. A leasehold development lease and a freehold development lease for the project commenced on 22 February 2018, transferring responsibility of the whole of the site from the State to the Consortium. As at 30 June 2024, the land and buildings in the precinct have been valued on the basis that the contractual arrangements are considered to be non-cancellable and the highest and best use of the land and buildings in the precinct is that of an IRD.

Cross River Rail Delivery Authority

On 4 April 2019, the State announced the companies selected to build one of the key Cross River Rail Project works packages. The Tunnel, Stations and Development (TSD) PPP will be delivered by the Pulse consortium.

The TSD PPP will deliver the underground section of the project, including the tunnel from Dutton Park to Normanby and the construction of four new underground stations at Boggo Road, Woolloongabba, Albert Street and Roma Street.

The TSD package reached financial close on 1 July 2019 and is accounted for as a construction contract with a service outsourcing arrangement. The State is contracted to make payments between 2019-20 and 2049-50 covering the capital cost and financing of the TSD component, as well as maintenance.

The asset is included in Note 31 as capital work in progress and the liability as other loans in Note 37(d).

The estimated net undiscounted cash flows resulting from PPPs are reflected below:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Inflows
Not later than 1 year	63	67	63	67
Later than 1 year but not later than 5 years	312	289	312	289
Later than 5 years but not later than 10 years	284	274	284	274
Later than 10 years	597	531	597	531
	1,255	1,161	1,255	1,161
Outflows
Not later than 1 year	(1,063)	(988)	(1,063)	(988)
Later than 1 year but not later than 5 years	(4,516)	(4,608)	(4,516)	(4,608)
Later than 5 years but not later than 10 years	(3,072)	(3,283)	(3,072)	(3,283)
Later than 10 years	(6,048)	(6,503)	(6,048)	(6,503)
	(14,698)	(15,382)	(14,698)	(15,382)

Net Cash Outflows	(13,443)	(14,221)	(13,443)	(14,221)

5-38	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

27.	Inventories

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Raw materials, work in progress and finished goods	246	213	1,015	900
Land held for resale	309	359	309	359
Inventories held for distribution	157	147	157	147
Environmental certificates held for sale/surrender	-	-	102	106
Other	18	12	145	132
	730	732	1,729	1,644

Inventories (other than those held for distribution) are carried at the lower of cost and net realisable value under AASB 102 Inventories. Cost is determined on the weighted average cost basis and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Where inventories are acquired for nil or nominal consideration, the cost is the current replacement cost as at the date of acquisition.

Land held for resale is stated at the lower of cost and net realisable value. Such cost is assigned by specific identification and includes the cost of acquisition and development.

Inventories held for distribution are those inventories which the State distributes for nil or nominal consideration. These are measured at cost, adjusted for any loss of service potential.

Environmental certificates are recognised in the financial statements at fair market value.

28.	Assets held for sale

Non-current assets classified as held for sale, mainly land and buildings, are determined to be available for immediate sale in their present condition and, where their sale is highly probable, within the next twelve months.

Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell and are not depreciated or amortised.

29.	Investment properties

Properties held to earn rental income or for capital gains purposes are classified as investment properties and held at fair value. Changes in fair value are recognised in the Operating Statement as other economic flows and no depreciation expense or asset impairment is recognised. Movements in investment properties in the current year largely relate to reclassifications to land inventory.

30.	Restricted assets

A number of assets included in the consolidated financial statements are classified as restricted assets because their use is wholly or partially restricted by externally imposed requirements. These assets include:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Rental bond receipts restricted by legislation	1,265	1,144	1,265	1,144
Funding held for specific assistance programs approved under regulation	292	224	292	224
Cash and property, plant and equipment to be used for other specific purposes	319	269	334	273
	1,876	1,638	1,891	1,642

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-39

Notes to the Financial Statements

31.	Property, plant and equipment

General Government Sector
	Gross			Accumulated depreciation/impairment			Written down value
	2024	2023		2024	2023		2024	2023
	$M	$M		$M	$M		$M	$M

Land	148,913	135,958		(8)	(8)		148,905	135,950
Buildings	96,368	87,039		(38,800)	(34,663)		57,569	52,376
Infrastructure	126,016	119,642		(30,198)	(29,081)		95,818	90,560
Major plant and equipment	1,756	1,565		(299)	(227)		1,457	1,338
Other plant and equipment	8,381	7,895		(5,079)	(4,856)		3,302	3,039
Heritage and cultural assets	3,356	3,219		(1,064)	(963)		2,292	2,256
ROU assets	5,658	5,403		(2,564)	(2,212)		3,094	3,191
SCA - non-GORTO	3,109	2,761		(341)	(235)		2,768	2,526
Capital work in progress	19,455	17,967		-	-		19,455	17,967

	413,011	381,448		(78,353)	(72,246)		334,659	309,203

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
	Land		Buildings		Infrastructure		Major plant and equipment
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	135,950	122,967	52,376	45,530	90,560	76,800	1,338	1,223
Acquisitions	419	471	718	677	-	-	1	-
Disposals	(59)	(118)	(2)	(54)	(1)	(5)	-	-
Revaluation increments/(decrements)	12,398	12,391	4,962	7,387	1,740	13,399	10	59
Depreciation and amortisation	-	-	(2,654)	(2,301)	(1,268)	(1,196)	(63)	(60)
Net asset transfers	197	238	2,168	1,138	4,786	1,563	170	117

Carrying amount at end of year	148,905	135,950	57,569	52,376	95,818	90,560	1,457	1,338

5-40	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

General Government Sector continued

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below continued:

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA - non-GORTO
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	3,039	2,814	2,256	1,931	3,191	3,422	2,526	2,394
Acquisitions	503	578	5	5	653	758	173	91
Disposals	(21)	(24)	-	-	(3)	(4)	-	-
Revaluation increments/(decrements)	(1)	(4)	64	225	116	141	116	132
Depreciation and amortisation	(665)	(618)	(68)	(58)	(565)	(630)	(47)	(45)
Net asset transfers	447	293	36	153	(297)	(495)	1	(47)

Carrying amount at end of year	3,302	3,039	2,292	2,256	3,094	3,191	2,768	2,526

	Capital work in progress		Total
	2024	2023	2024	2023
	$M	$M	$M	$M

Carrying amount at beginning of year	17,967	12,353	309,203	269,433
Acquisitions	8,640	8,188	11,112	10,768
Disposals	(5)	(3)	(91)	(208)
Revaluation increments/(decrements)	-	-	19,404	33,730
Depreciation and amortisation	-	-	(5,330)	(4,909)
Net asset transfers	(7,147)	(2,570)	361	389

Carrying amount at end of year	19,455	17,967	334,659	309,203

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-41

Notes to the Financial Statements

31.	Property, plant and equipment continued

Total State Sector

	Gross			Accumulated			Written down value
				depreciation/impairment
	2024	2023		2024	2023		2024	2023
	$M	$M		$M	$M		$M	$M

Land	152,005	138,856		(78)	(73)		151,927	138,783
Buildings	101,802	92,136		(41,520)	(37,302)		60,282	54,834
Infrastructure	220,030	212,324		(69,639)	(67,413)		150,391	144,911
Major plant and equipment	3,446	3,408		(1,088)	(1,019)		2,358	2,390
Other plant and equipment	13,832	13,217		(8,601)	(8,265)		5,231	4,952
Heritage and cultural assets	3,357	3,220		(1,064)	(963)		2,294	2,257
ROU assets	6,675	6,038		(2,942)	(2,516)		3,733	3,522
SCA - non-GORTO	3,109	2,761		(341)	(235)		2,768	2,526
Capital work in progress	25,697	21,304		-	-		25,697	21,304

	529,952	493,264		(125,272)	(117,786)		404,680	375,478

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Land		Buildings		Infrastructure		Major plant and equipment
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	138,783	125,588	54,834	47,830	144,911	129,397	2,390	2,226
Acquisitions	467	479	718	677	48	139	1	-
Disposals	(63)	(144)	(3)	(57)	(15)	(16)	(1)	-
Revaluation increments/(decrements)	12,517	12,610	5,303	7,601	1,511	14,934	(240)	110
Impairment (losses)/reversals	(4)	(7)	(1)	(4)	(72)	(151)	-	-
Depreciation and amortisation	-	-	(2,815)	(2,446)	(3,478)	(3,284)	(116)	(123)
Net asset transfers	228	258	2,245	1,234	7,485	3,892	324	177

Carrying amount at end of year	151,927	138,783	60,282	54,834	150,391	144,911	2,358	2,390

5-42	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Total State Sector continued

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below continued:

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA - non-GORTO
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	4,952	4,714	2,257	1,932	3,522	3,763	2,526	2,394
Acquisitions	542	617	5	6	1,043	809	173	91
Disposals	(27)	(40)	-	-	(4)	(4)	-	-
Revaluation increments/(decrements)	(6)	(26)	64	225	117	142	116	132
Impairment (losses)/reversals	(2)	(75)	-	-	(2)	-	-	-
Depreciation and amortisation	(948)	(902)	(68)	(58)	(648)	(692)	(47)	(45)
Net asset transfers	721	663	36	153	(296)	(496)	1	(47)

Carrying amount at end of year	5,231	4,952	2,294	2,257	3,733	3,522	2,768	2,526

	Capital work in progress		Total
	2024	2023	2024	2023
	$M	$M	$M	$M

Carrying amount at beginning of year	21,304	14,526	375,478	332,370
Acquisitions	14,809	12,276	17,806	15,094
Disposals	(5)	(19)	(118)	(280)
Revaluation increments/(decrements)	-	-	19,381	35,729
Impairment (losses)/reversals	(94)	(164)	(175)	(402)
Depreciation and amortisation	-	-	(8,120)	(7,551)
Net asset transfers	(10,318)	(5,315)	427	518

Carrying amount at end of year	25,697	21,304	404,680	375,478

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-43

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement

Acquisition

Items of property, plant and equipment with a cost or other value greater than the asset recognition thresholds below are initially capitalised and recorded at cost. Queensland Treasury’s Non-Current Asset Policies for the Queensland Public Sector mandates asset recognition thresholds for departments and not-for-profit statutory bodies as follows:

Asset class	Asset recognition threshold

Land	$1 (all land)

Buildings and infrastructure	$10,000

Plant & equipment	$5,000

Major plant & equipment	An amount greater than or equal to $5,000, the exact amount of which is at the agency’s discretion.

Heritage & cultural assets	$5,000

Work in progress	n/a

Library reference collections	$1,000,000

Asset recognition thresholds for other entities within the TSS do not exceed the thresholds above.

Items with a cost or other value below the relevant recognition threshold are expensed in the year of acquisition. Cost is determined as the value given as consideration, plus costs incidental to the acquisition including all other costs incurred in getting the assets ready for use. Assets acquired at no cost or for nominal consideration are recognised at the asset’s fair value where that fair value can be measured reliably and exceeds the recognition threshold.

Training, promotional, administration and general overhead costs are expensed as incurred.

Recording and valuation

Land, buildings, infrastructure, major plant and equipment, heritage and cultural assets, and SCA assets are valued at fair value in accordance with AASB 13 Fair Value Measurement, AASB 116 Property, Plant and Equipment, AASB 1049 Whole of Government and General Government Sector Financial Reporting and AASB 1059 Service Concession Arrangements: Grantors. Other classes of assets are valued at cost which approximates fair value.

On initial recognition, all costs incurred in purchasing or constructing the asset and getting it ready for use are capitalised to the value of the asset. Costs also include the initial estimate of the costs of dismantling and restoring the site on which it is located, where that obligation is recognised and measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets.

Subsequent costs are added to the carrying amount of the asset when it improves the condition of the asset beyond its originally assessed standard of performance or capacity. Otherwise, subsequent costs are expensed.

Non-current physical assets measured at fair value are comprehensively revalued once every five years or as appropriate, with interim valuations using relevant indices being otherwise performed on an annual basis. Separately identified components of assets are measured on the same basis as the assets to which they relate.

Any revaluation increment arising on the revaluation of an asset is credited to the asset revaluation reserve for that class of assets, except to the extent it reverses a revaluation decrement for the class of assets previously recognised as an other economic flow included in the operating result. A decrease in the carrying amount on revaluation is charged as an other economic flow included in the operating result, to the extent it exceeds the balance of the relevant asset revaluation reserve for the same class of assets.

Items or components that form an integral part of an asset are recognised as a single asset (functional asset). The recognition threshold is applied to the aggregate cost of each functional asset. Energy entities’ easements are disclosed as part of property, plant and equipment because they are considered to be an integral part of the property, plant and equipment of those entities.

5-44	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Land under roads

The value included in the balance of land under roads is approximately $94 billion (2023: $85 billion).

All land under roads acquired is recorded at fair value in accordance with AASB 13 and AASB 116 using an englobo basis based on the statutory land valuations (as agreed by all state Valuers-General in 2009).

The englobo method reflects the characteristics that would be taken into account by a potential buyer of land under roads that is made available for sale (after having the legislative restriction removed). Englobo valuation is inclusive of all potential land uses and assumes that if removal of the legislative restriction occurred, land under roads would revert to its original state before subdivision. The methodology is appropriate for all land under roads, regardless of its location or whatever type of road infrastructure (if any) is currently on it.

Fair value is determined by the State Valuation Services using a valuation methodology which is undertaken by multiplying the total area of land under roads within each local government area by the average statutory value of all freehold and leasehold land within the corresponding local government area. The statutory valuations for non-rural land are determined on the basis of site value, with the unimproved value used for rural land.

Railway corridor land

Under the Transport Infrastructure Act 1994, railway corridor land is rendered State land under the control of the Department of Resources which, for reporting purposes, records the land at nil value. This land is on-leased to Queensland Rail via the Department of Transport and Main Roads at no cost.

Right-of-use (ROU) assets

Right-of-use assets, including those from concessionary leases, are measured at cost on initial recognition, and are subsequently measured using the cost model. ROU assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

The State has elected not to recognise ROU assets arising from short-term leases and leases of low value assets. The lease payments are instead expensed on a straight-line basis over the lease term. An asset is considered low value if it is expected to cost less than $10,000 when new.

Where a contract contains both lease and non-lease components such as asset maintenance services, the State allocates the contractual payments to each component on the basis of their stand-alone prices, except for leases of plant and equipment, where the State accounts for them as a single lease component. This is also the case for accommodation leases where the base rent is ‘all inclusive’ as the non-lease component cannot be reliably measured.

The State’s ROU assets are predominantly for leases of buildings including the following:

Commercial office accommodation - $1.49 billion (2023: $1.55 billion)

The State leases a portfolio of commercial accommodation, primarily through the Queensland Government Accommodation Office, represented by ROU assets (buildings).

These leases are negotiated on an individual basis and contain a wide range of different terms and conditions in order to achieve the best whole of Government outcome. The State is exposed to potential future increases in variable lease payments based on CPI or market rates, which make up approximately 9% of the portfolio and these are not included in the lease liability until they take effect. When adjustments to lease payments based on CPI or market rates do take effect, the lease liability is reassessed and adjusted against the ROU asset.

Extension options are included in the majority of office accommodation leases, however these are not included in the lease term assessed at commencement date due to the State not being reasonably certain that they will be exercised. In determining whether these options should be included in the lease term assessed at commencement date, the State considers its current office accommodation strategic plan and its history of exercising extension options. The lease term is reassessed if the State becomes reasonably certain that an extension option will be exercised.

The lease agreements do not impose any covenants other than the security interests in the leased assets that may be held by the lessor.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-45

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Right-of-use (ROU) assets continued

Buildings on Deed of Grant in Trust land - $835 million (2023: $825 million)

The State has concessionary leases consisting of buildings on Deed of Grant in Trust land. These buildings are leased from a number of Aboriginal and Torres Strait Islander councils on below-market rental terms.

The State is responsible for construction, upgrades, maintenance and insurance of the properties and the use of the properties is restricted to social housing purposes. Lease terms are 40 years with renewal options of an additional 40 years.

Other major leases

During 2023-24, the capacity purchase agreement for the Kaban Green Power Hub wind farm commenced. The State accounts for this arrangement as a lease and had recognised new ROU assets, with a balance at 30 June 2024 of $298 million, and a lease liability.

The State also has a lease with Australian Unity for the Surgical, Treatment and Rehabilitation Services (STARS) facility, the related ROU asset balance is $372 million (2023: $395 million). See Note 26 for further details.

Interest expense on lease liabilities is disclosed in Note 13. Cash outflows for leases are disclosed in Note 40(b). The State’s expenses relating to short-term leases, leases of low value assets and variable lease payments are not material.

Service concession assets - non-GORTO

Non-GORTO refers to those SCAs where the State pays the operator to construct, maintain and operate an asset that delivers public services. This is distinct from Grant of Right to Operate (GORTO) arrangements where the State grants the operator a right to charge for third party usage of the asset or a right to access a revenue-generating asset located on State land. Service concession assets and liabilities arising from GORTO arrangements are separately disclosed in Note 33 because they do not fit within the Government Finance Statistics framework.

The State’s non-GORTO arrangements at balance date are the Toowoomba Bypass and Gold Coast Light Rail - G:link. More details about these arrangements can be found in Note 26.

Service concession assets are measured at current replacement cost on initial recognition or reclassification and are subsequently measured at fair value determined using current replacement cost. The assets are depreciated on a straight-line basis over their components’ useful lives which range from 29 to 82 years. The assets are categorised at level 3 in the fair value hierarchy. The valuation methodology and significant unobservable inputs are the same as for level 3 buildings and roads and track infrastructure, as disclosed in this note.

Impairment

An impairment loss is recognised as an other economic flow included in the operating result, unless the asset is carried at a revalued amount. When assets are measured at a revalued amount, the impairment loss is offset against the asset revaluation surplus of the relevant class.

Refer Note 16 for the State’s policies and disclosures on impairment and for any impairment losses recognised in the Operating Statement.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly derived from observable inputs or estimated using another valuation technique.

Observable inputs are publicly available data that are relevant to the characteristics of the assets/liabilities being valued, for example, published sales data for land and general office buildings.

5-46	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Fair value measurement continued

Unobservable inputs are data, assumptions and judgements that are not available publicly but are relevant to the characteristics of the assets/liabilities being valued. Significant unobservable inputs used by the State include, but are not limited to, subjective adjustments made to observable data to take account of the characteristics of the State’s assets/liabilities, internal records of recent construction costs (and/or estimates of such costs) for assets’ characteristics/functionality, and assessments of physical condition and remaining useful life. Unobservable inputs are used to the extent that sufficient relevant and reliable observable inputs are not available for similar assets/liabilities.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use.

All assets and liabilities of the State for which fair value is measured or disclosed in the financial statements are categorised within the following fair value hierarchy, based on the data and assumptions used in the most recent specific appraisals:

–	Level 1: represents fair value measurements that reflect unadjusted quoted market prices in active markets for identical assets and liabilities;
–	Level 2: represents fair value measurements that are substantially derived from inputs (other than quoted prices included within level 1) that are observable, either directly or indirectly; and
–	Level 3: represents fair value measurements that are substantially derived from unobservable inputs.

None of the State’s valuations of non-financial assets are eligible for categorisation into level 1 of the fair value hierarchy.

More specific fair value information about the State’s property, plant and equipment is outlined below.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-47

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation

General Government Sector

	Land [1]		Buildings		Infrastructure		Major plant and
							equipment
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	18,946	17,201	47,614	41,109	90,559	76,798	1,282	1,170
Acquisitions	93	95	605	595	-	-	-	-
Disposals	(32)	(47)	(16)	(12)	(1)	(5)	-	-
Revaluation increments/(decrements)	9,963	1,703	4,642	6,985	1,740	13,399	5	45
Depreciation and amortisation	-	-	(2,475)	(2,113)	(1,267)	(1,196)	(54)	(47)
Net asset transfers	85,261	(6)	2,036	1,051	4,786	1,563	154	115

Carrying amount at end of year	114,230	18,946	52,405	47,614	95,817	90,559	1,388	1,282

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	2,024	1,898	2,253	2,166	162,678	140,340
Acquisitions	2	2	-	-	700	691
Disposals	-	-	-	-	(49)	(65)
Revaluation increments/(decrements)	41	81	116	132	16,506	22,346
Depreciation and amortisation	(52)	(8)	(47)	(45)	(3,895)	(3,409)
Net asset transfers	14	51	-	-	92,252	2,774

Carrying amount at end of year	2,030	2,024	2,321	2,253	268,190	162,678

1. 2024 Land includes transfer of land under roads into level 3 valuation due to restrictions on sale and use and the absence of an active market.

5-48	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation continued

Total State Sector
	Land [1]		Buildings		Infrastructure		Major plant and
							equipment
	2024	2023	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	20,120	18,320	50,125	43,465	144,654	129,279	2,334	2,172
Acquisitions	93	95	605	595	48	139	-	-
Disposals	(34)	(71)	(17)	(12)	(13)	(16)	-	-
Revaluation increments/(decrements)	9,987	1,766	4,983	7,199	1,500	14,915	(246)	96
Impairment (losses)/reversals	(3)	(8)	(1)	(4)	(93)	(152)	-	-
Depreciation and amortisation	-	-	(2,635)	(2,256)	(3,462)	(3,272)	(107)	(110)
Net asset transfers	85,292	18	2,106	1,138	7,465	3,762	308	175

Carrying amount at end of year	115,455	20,121	55,167	50,125	150,099	144,654	2,289	2,334

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	2,025	1,899	2,253	2,166	221,512	197,301
Acquisitions	2	2	-	-	747	830
Disposals	-	-	-	-	(64)	(98)
Revaluation increments/(decrements)	41	81	116	132	16,381	24,190
Impairment (losses)/reversals	-	-	-	-	(97)	(164)
Depreciation and amortisation	(52)	(8)	(47)	(45)	(6,302)	(5,691)
Net asset transfers	14	51	-	-	95,185	5,144

Carrying amount at end of year	2,031	2,025	2,321	2,253	327,362	221,512

1. 2024 Land includes transfer of land under roads into level 3 valuation due to restrictions on sale and use and the absence of an active market.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-49

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value

General Government Sector

Description	Fair value 2024 $M	Significant unobservable inputs

Land	114,230

Level 3 land assets are mainly held by the Department of Resources and Department of Environment Science and Innovation. These assets are classified as land under roads, reserves, unallocated state land, national parks and leasehold land.

Land under roads not subject to freehold or leasehold title or reserve tenure vests in the State. This land is valued using the englobo approach as agreed by State Valuers-General. Further details on this valuation approach are outlined earlier in Note 31.

		The most significant unobservable input in the valuation of land under roads is the valuers’ judgement in relation to the value that the market would assign to the restrictions placed on the land.

The valuation of reserves and unallocated state land is based, where possible, on recent sales in the general location of the land, adjusted for specific attributes of, and restrictions on, the land being valued. As such, the most significant unobservable input into the valuation of reserves and unallocated state land is the valuers’ professional judgement applied in determining the fair value.

National park land is valued with reference to sales of land with a similar topography and location. This market data is adjusted by the valuer to reflect the nature of restrictions upon national park land. Accordingly, the most significant input to the valuation of national park land is the valuers’ judgement in relation to the adjustments potential market participants would make to the price paid for this land in light of the restrictions.

Leasehold land is valued using the present value of the future income from leases over the land. In calculating the value of leasehold land, the discount rate applied to the leases is a significant unobservable input.

Buildings	52,405	Buildings classified as Level 3 are those which, due to their specialised nature and/or construction, do not have an active market.
		Within level 3 buildings, major sub-groups exist which are valued using similar methods. The most significant of these groups are valued at current replacement cost listed below:

–   Schools and early childhood buildings – The valuation utilises published current construction costs for the standard components of the buildings. Adjustment and allowances are made for specialised fit out requirements and more contemporary construction/design approaches. Significant judgement is also required in determining the remaining service life of these buildings.

–   Correctional centres, court houses and juvenile justice facilities – Significant inputs into this approach are construction costs, locality allowances for regional and remote facilities, remaining useful life and current condition assessments.

–   Health services buildings (including hospitals) – In determining the replacement cost of each building, the estimated replacement cost of the asset, or the likely cost of construction including fees and on costs at the valuation date, is assessed based on historical records and adjusted for contemporary design/construction practices. The resulting values are adjusted using published locality indices to allow for regional and remote location. The valuers apply professional judgement in assessing the assets’ current condition and remaining service lives.

5-50	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

General Government Sector continued

Description	Fair value 2024 $M	Significant unobservable inputs
Buildings continued		Market based inputs

Social housing is valued using market based inputs. However, because multi-unit properties do not have separate titles, significant adjustments are made by valuers. Significant unobservable inputs to the valuers’ adjustments are the discount rates applied to represent the cost of obtaining strata title.

Infrastructure	95,817

Level 3 infrastructure within the GGS is primarily roads held by the Department of Transport and Main Roads, and roads and tracks within National Park and State Forest land. Due to their specialised nature and the lack of an active market for infrastructure, these assets are valued using a current replacement cost methodology.

		Assets in the SCA non-GORTO class are mainly the Gold Coast Light Rail and Toowoomba Second Range Crossing and are measured at fair value using the same valuation methodology as infrastructure assets.
SCA - non-GORTO	2,321

Road infrastructure, and roads, tracks and rail are valued based on a combination of raw materials and other costs of construction compiled by an external expert and internal assumptions based on engineering professional judgement. As part of this process, road stereotypes (ranging from unformed roads through to major motorways) are assigned to each road segment and are further defined by variables such as terrain, environment, surface types and costing regions. These inputs are also adjusted for contemporary technology and construction techniques. Accordingly, the most significant unobservable input to the valuation of roads is the calculated replacement cost which is heavily reliant upon engineers’ and valuers’ professional judgement.

Major plant and equipment	1,388	Major plant and equipment in the GGS primarily consist of New Generation Rollingstock assets held by the Department of Transport and Main Roads.

Rollingstock is valued using a current replacement cost approach. The significant unobservable inputs to the valuation of rollingstock are estimated costs to replace existing assets and the assumptions made about current asset condition and remaining useful life.

Heritage and cultural assets	2,030

Heritage and cultural assets are mainly comprised of unique or iconic items which are considered to be of historical or cultural significance. These assets are primarily held by the Queensland Art Gallery and the Queensland Museum. While some of these items are able to be traded, such transactions are highly individualised and accordingly it is not considered that there is an active market for these types of assets.

Collections held by the Queensland Art Gallery and Queensland Museum are largely valued on an individual basis with reference to recent transactions in similar works or the cost of replicating or recollecting items. Due to the unique nature of these items, despite some reliance on recent transactions in similar items, the most significant input to the valuation of collections held by the Queensland Art Gallery and Queensland Museum is the professional judgement of the valuer.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-51

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

Total State Sector

Description	Fair value 2024 $M	Significant unobservable inputs

Infrastructure	150,099	In addition to the infrastructure assets identified above in the GGS, level 3 infrastructure for the TSS includes rail, ports, electricity and water infrastructure assets.
		Income based approach

Water infrastructure assets (mainly Seqwater) – unobservable inputs in this type of valuation include assumptions about future market conditions and selection of an appropriate discount rate. The discount rate is a significant unobservable input to the valuation of water infrastructure.

Port infrastructure – inherent in this valuation process are assumptions in relation to future operating cash flows, projected capital replacement and selection of an appropriate discount rate (equal to the Weighted Average Cost of Capital) for the organisation holding the assets. The discount rate has a significant impact upon the final valuation and, being based upon professional judgement, is an unobservable input.

Electricity distribution and transmission infrastructure – being regulated assets, significant professional judgement is required in forecasting future cash flows. The significant unobservable inputs affecting the valuation of electricity infrastructure include assumptions about future revenue cash flows, future capital expenditure requirements and selection of an appropriate discount rate.

National Electricity Market connected power stations – using a pre-tax nominal cash flow and discount rate model and various demand, supply and Renewable Energy Target scenarios. The significant unobservable inputs affecting the valuation include assumptions about electricity spot prices, contract load and premium and discount rate.

		Current replacement cost

The majority of rail infrastructure is valued using a current replacement cost methodology except for regional freight assets which are valued on a discounted cash flow basis. The significant unobservable inputs to the current replacement cost valuation are costs to replace existing assets and the assessments of current asset condition and remaining useful life.

Major plant and equipment	2,289	Major plant and equipment in the TSS, in addition to that in the GGS, is primarily Queensland Rail rollingstock.

5-52	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

32.	Intangibles

General Government Sector
	Gross		Accumulated Amortisation		Written down value

	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M

Software development	2,202	2,108	(1,544)	(1,464)	658	643
Purchased software	329	343	(293)	(298)	36	46
Other	59	68	(17)	(29)	41	39

	2,590	2,519	(1,855)	(1,791)	735	728

Total State Sector
	Gross		Accumulated Amortisation		Written down value

	2024	2023	2024	2023	2024	2023
	$M	$M	$M	$M	$M	$M

Software development	4,016	3,831	(2,578)	(2,415)	1,438	1,416
Purchased software	683	691	(570)	(557)	113	134
Licences and rights	252	116	(98)	(103)	153	13
Other	341	372	(155)	(185)	186	187

	5,292	5,010	(3,401)	(3,260)	1,890	1,750

Most intangibles arise from software development.

Intangible assets are recognised in accordance with AASB 138 Intangible Assets. Software is classified as an intangible asset, rather than property, plant and equipment unless it is an integral part of the related hardware.

Internally generated goodwill, brands and items of similar substance, as well as expenditure on initial research, are specifically excluded from being recognised on the Balance Sheet.

In accordance with the Non-Current Assets Policies for the Queensland Public Sector, the recognition threshold for departments and statutory bodies is $100,000. Items with a lesser value are expensed. The threshold for other entities does not exceed this amount.

Internally generated intangible assets are only revalued where an active market exists for the asset in question, otherwise they are measured at cost.

For information on impairment policies, refer Note 16.

33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO)

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Gross	14,888	13,816	14,888	13,816
Less: Accumulated depreciation	2,488	2,155	2,488	2,155
	12,401	11,660	12,401	11,660

GORTO movement reconciliation:
Service concession assets
Carrying amount at beginning of year	11,660	10,608	11,660	10,608
Net revaluation increments	902	1,199	902	1,199
Depreciation expense	(162)	(146)	(162)	(146)
Carrying amount at end of year	12,401	11,660	12,401	11,660

Service concession liabilities
Carrying amount at beginning of year	7,207	7,442	7,207	7,442
Amortisation	(235)	(235)	(235)	(235)
Carrying amount at end of year	6,971	7,207	6,971	7,207

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-53

Notes to the Financial Statements

33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO) continued

Arrangements where the State grants the operator a right to charge for third party usage of an asset that provides public services, such as a toll road, or a right to access a revenue-generating asset located on State land, in return for the construction and operation of that asset and return of the asset to the State at the end of the PPP are, for convenience, referred to as GORTO arrangements in this document.

Service concession assets are measured at current replacement cost and are depreciated over their useful lives. GORTO liabilities (which are unearned revenue) are amortised straight-line over the terms of the service concession arrangements. The net Operating Statement impact is reflected in Note 20.

Refer Note 26 for further details of individual GORTO arrangements.

34.	Other non-financial assets

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Prepayments	451	462	647	629
Other	137	93	176	121
	588	555	823	751

Non-current
Prepayments	90	96	127	117
Other	74	32	95	48
	165	128	222	164

	752	682	1,046	915

Other non-financial assets primarily represent prepayments by the State. These prepayments include salaries and wages, grant payments, prepayments under finance lease agreements and payments of a general nature made in advance.

35.	Payables

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Trade creditors	3,100	2,681	5,492	3,998
Grants and other contributions	1,196	668	1,112	536
GST payable	76	60	165	157
Other payables	2,588	2,457	2,671	2,526
	6,960	5,866	9,439	7,217

Non-current
Trade creditors	49	51	122	117
Other payables	1	4	15	5
	50	55	137	122

	7,010	5,921	9,576	7,339

Payables mainly represent amounts owing for goods and services provided to the State prior to the end of the financial year. The amounts are unsecured, are usually paid within 30 days of recognition and are non-interest bearing.

Payables are recognised at amortised cost using the effective interest rate method.

5-54	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

36.	Employee benefit obligations

(a) Superannuation liability

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Superannuation	2,065	1,975	2,065	1,975
Judges’ pensions	32	30	32	30
	2,097	2,005	2,097	2,005

Non-current
Superannuation	17,138	18,073	16,888	17,719
Judges’ pensions	883	834	883	834
	18,021	18,908	17,771	18,553

Total superannuation liability (refer Note 48)	20,118	20,913	19,868	20,559

The State recognises a superannuation liability in respect of the various employees’ accrued superannuation benefits which represents the difference between the net market value of plan assets and the estimated accrued superannuation benefits at year end.

The present value of the accrued benefits is calculated using the projected unit credit method and represents the actuarial value of all benefits that are expected to become payable in the future in respect of contributions made or periods of service completed prior to the valuation date, allowing for future salary increases.

The costs of providing future benefits to employees are recognised over the period during which employees provide services. All superannuation plan costs, excluding actuarial gains and losses, are recognised in the Net Operating Balance. Actuarial gains and losses are recognised directly in Other Economic Flows – Other Movements in Equity on an annual basis and represent experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred e.g. investment returns on plan assets) and the effects of changes in actuarial assumptions underlying the valuation.

Refer Note 48 for details of the assumptions behind superannuation calculations.

(b) Other employee benefits

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Salary and wages payable	1,049	1,599	1,291	1,745
Annual leave	3,110	2,922	3,485	3,218
Long service leave	761	708	1,401	1,273
Other employee entitlements	66	167	213	284
	4,986	5,396	6,390	6,521

Non-current
Long service leave	5,280	5,007	5,372	5,098
Other employee entitlements	10	16	17	22
	5,290	5,023	5,389	5,120

	10,277	10,419	11,779	11,641

Wages, salaries and sick leave

Liabilities for wages and salaries are accrued at year end. For most agencies, sick leave is non-vesting and is expensed as incurred. Liabilities have been calculated based on wage and salary rates at the date they are expected to be paid and include related on-costs.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-55

Notes to the Financial Statements

36.	Employee benefit obligations continued

(a) Other employee benefits continued

Annual leave

The Annual Leave Central Scheme (ALCS) was established on 30 June 2008 to centrally fund annual leave obligations of departments, commercialised business units and shared service providers. Members pay a levy equal to their accrued leave cost into the scheme and are reimbursed by the scheme for annual leave payments made to their employees. Entities that do not participate in the ALCS continue to determine and recognise their own leave liabilities.

The State’s annual leave liability has been calculated based on wage and salary rates at the date they are expected to be paid and includes related on-costs. In accordance with AASB 119 Employee Benefits, where annual leave is not expected to be paid within 12 months, the liability is measured at the present value of the future cash flows.

Long service leave

The Long Service Leave Central Scheme was introduced in 1999-2000 to centrally manage long service leave liabilities within the General Government Sector. Participating agencies (predominantly Government departments) pay a levy into the scheme. From 1 January 2022, the long service leave levy rate payable by participating agencies is 2.6% of salary and wages costs. Amounts paid to employees for long service leave are then claimed from the scheme as a reimbursement. The liability is assessed annually by the State Actuary.

The valuation method used incorporates consideration of expected future wage and salary levels, experience of employee departures and periods of service. On-costs have been included in the liabilities and expenses for the Long Service Leave Central Scheme. These amounts have not been separately identified as they are not material in the context of the State’s overall employee entitlement liabilities.

The State’s long service leave provisions are calculated in accordance with AASB 119 using yield rates of Government bonds at reporting date and actuarial assumptions which are mutually compatible. The gross discount rate for 10 year Commonwealth bonds at 30 June 2024 was 4.3% (2023: 4.0%).

Entities that do not participate in the Long Service Leave Central Scheme determine their liability for long service leave based on the present value of estimated future cash outflows to be made.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts a voluntary redundancy in exchange for these benefits. The State recognises termination benefits when it is demonstrably committed to either terminating the employment of employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance date are discounted to present value.

37.	Deposits, borrowings and advances, securities and derivatives (a) Deposits held

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Deposits at fair value through profit or loss	-	-	5,266	5,090
Interest bearing security deposits	-	-	11	14
	-	-	5,277	5,104

5-56	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

(b) Advances received

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Commonwealth	20	21	20	21
Public Non-financial Corporations	2,943	1,674	-	-
	2,964	1,695	20	21

Non-current
Commonwealth	198	214	198	214
	3,161	1,909	218	235

(c) Borrowing with QTC

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Current	39	23	-	-
Non-current	50,911	46,143	-	-
	50,950	46,166	-	-

At 30 June 2024, $3.490 billion (2023: $5.215 billion) was held in a redraw facility, offsetting borrowing with QTC in the Balance Sheet.

(d) Leases and other loans

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Lease liability	509	499	633	573
SCA - non-GORTO liabilities	44	40	44	40
Loans - other	481	445	615	527
	1,034	985	1,292	1,140
Non-current
Lease liability	2,373	2,420	2,976	2,752
SCA - non-GORTO liabilities	539	590	539	590
Loans - other	3,812	3,525	4,158	3,889
	6,725	6,534	7,674	7,231

	7,759	7,519	8,966	8,372

Lease liabilities are effectively secured, as the rights to the leased assets revert to the lessor in the event of a default. Interest on leases is recognised as an expense as it accrues.

(e) Securities and derivatives

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Government securities issued	-	-	14,107	13,513
Derivatives
Cash flow hedges	-	-	505	1,248
Other derivatives	-	-	1,056	2,700
	-	-	15,668	17,460

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-57

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

(e) Securities and derivatives continued

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Non-current
Government securities issued	-	-	113,549	104,601
Derivatives
Cash flow hedges	-	-	198	334
Other derivatives	64	41	761	1,449
	64	41	114,509	106,383

	64	41	130,177	123,844

Financial liabilities disclosed above are classified as either financial liabilities held at amortised cost or as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities in each of the categories is disclosed in Note 47.

Financial liabilities held at amortised cost

Financial liabilities held at amortised cost are initially measured at fair value plus any directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

Financial liabilities measured at amortised cost include borrowing with QTC, advances from the Australian Government and PNFCs, lease liabilities, service concession liabilities and other loans (except those held by QTC). The borrowing with QTC and advances from PNFCs are eliminated on consolidation of the TSS.

Financial liabilities at fair value through profit or loss

Financial liabilities are categorised as fair value through profit or loss if they are classified as held for trading or designated so upon initial recognition. Financial liabilities at fair value through profit or loss are valued at fair value at balance date. Unrealised gains and losses are brought to account as other economic flows included in the operating result.

Financial liabilities at fair value through profit or loss include deposits and other loans held by QTC, Government securities issued by QTC, and derivatives. In relation to deposits, income derived from their investment accrues to depositors daily. The amount shown in the Balance Sheet represents the market value of deposits held at balance date. Collateral held is disclosed as deposits.

Government securities issued include short-term treasury notes, Australian bonds and floating rate notes principally raised by QTC.

Derivative financial instruments

The State, through its controlled entities, enters into derivative financial instruments in the normal course of business in order to hedge exposure to movements in interest rates, electricity prices and foreign currency exchange rates.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting period.

Some derivatives are used in cash flow hedges for highly probable forecast transactions, as detailed in subsection (i) below. Gains or losses on the effective portion of cash flow hedges are recognised in the cash flow hedge reserve in equity, while the ineffective portion is recognised immediately as other economic flows included in the operating result. Amounts taken to equity are transferred to the operating result when the hedged transaction affects the operating result, such as when a forecast sale or purchase occurs, or when the hedge becomes ineffective. Where the forecast transaction that is hedged results in recognising a non-financial asset or liability, the gains or losses previously deferred in equity are transferred to the carrying amount of the asset or liability.

All derivatives are carried as assets when fair value is positive and liabilities when fair value is negative. Derivative assets are disclosed in Note 24(a) and derivative liabilities are disclosed in part (e) of this note. Derivative instruments used by the State include options, futures contracts, electricity derivative contracts, forward starting loans, forward rate agreements, foreign exchange contracts, cross currency swaps and interest rate swaps.

5-58	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Derivative financial instruments continued

(i) Cash flow hedges

Risk management strategy

The State applies hedge accounting on eligible electricity derivatives (mostly price swaps, futures, and options) that are used to protect against movements in the price of electricity. The economic relationship is determined by matching the critical terms, such as forecasted volume and time period, between the hedging instrument and the hedged item. The hedge ratio for these hedging relationships is intended to be 100 per cent. However, the inherent variability in the volume of electricity demand and sales means that actual sales and purchases volumes can vary from the forecasts. These variances are the main source of hedge ineffectiveness.

The State also enters into forward exchange contracts and interest rate swaps to protect against foreign exchange and interest rate movements. The total amount of these derivatives is not material.

Amount, timing and uncertainty of future cash flows

The electricity derivatives are recognised at trade date and settled net, with the majority of cash flows expected within four years. The nominal amount of electricity hedges outstanding and their price average are as follows:

	Nominal quantity	Price average
	GWh	$ / MWh

2024
Electricity derivatives designated as cash flow hedges of electricity sales	29,133	87
Electricity derivatives designated as cash flow hedges of electricity purchases	5,796	85

2023
Electricity derivatives designated as cash flow hedges of electricity sales	31,450	73
Electricity derivatives designated as cash flow hedges of electricity purchases	9,649	101

Effects of cash flow hedge accounting on financial position and performance

	Total State
	2024	2023
	$M	$M

Carrying amount of cash flow hedging instruments - assets	184	613
- liabilities	703	1,582

Change in fair value of hedging instruments - gain/(loss) - for calculating hedge ineffectiveness	177	1,463
Change in value of hedged items - gain/(loss) - for calculating hedge ineffectiveness	(165)	(1,383)
Hedge ineffectiveness recognised in profit or loss	39	114

Cash flow hedge reserve reconciliation:
Opening balance	(934)	(3,153)
Effective portion of hedging gains or losses recognised in equity	245	1,324
Amounts reclassified to profit or loss - hedged item has affected profit or loss [1]	157	894
Amounts reclassified to profit or loss - hedged future cash flows no longer expected to occur	-	(1)
Amounts included in the carrying amount of a non-financial asset or liability	(8)	1

Closing balance	(540)	(935)

1 Reclassification adjustments are included in sales of goods and services (for sales) in Note 5 or other operating expenses (for purchases) in Note 11.

The closing balance of the cash flow hedge reserve relates to continuing hedges, with the exception of $7 million of losses (2023: $29 million) that relates to hedge relationships for which hedge accounting is no longer applied.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-59

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Derivative financial instruments continued

(ii) Derivatives which do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting as they are held for trading or not designated as hedges. These instruments typically include some electricity derivatives such as swaps, caps and options and load following hedges, and environmental derivatives contracts, such as forward contracts and options. Interest rate swaps, forward rate agreements, options and credit default swaps are also used to hedge exposure to interest rate movements, foreign currency and credit risks but are not hedge accounted.

38.	Provisions

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Outstanding claims
Workers’ compensation	-	-	2,042	1,806
Other	334	324	349	345
Onerous contracts	-	-	52	39
National Injury Insurance Scheme Queensland	-	-	205	138
Queensland Government Insurance Fund	334	337	334	337
Other	283	377	360	547
	951	1,038	3,342	3,212
Non-current
Outstanding claims
Workers’ compensation	-	-	3,306	2,948
Other	756	699	773	713
Onerous contracts	-	-	191	148
National Injury Insurance Scheme Queensland	-	-	3,834	3,545
Queensland Government Insurance Fund	3,351	2,975	3,351	2,975
Other	308	278	1,052	1,051
	4,415	3,953	12,508	11,381

	5,367	4,991	15,851	14,593

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required is determined by considering the class of obligations as a whole. Provisions are measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date. The discount rate used to determine the present value reflects current market assessment of the time value of money and risks specific to the liability.

Outstanding claims

The liability for outstanding claims is measured as the present value of expected future payments, the majority of which are actuarially assessed. The liability includes outstanding claim recoveries and reinsurance receivables.

Where outstanding claims are measured in accordance with AASB 1023 General Insurance Contracts, the claims liability includes a risk margin in addition to expected future payments. These liabilities are discounted for the time value of money using risk-free discount rates that are based on current, observable, objective rates.

(i) Workers’ Compensation

WorkCover Queensland is the main provider of workers’ compensation insurance in Queensland. The discount rate applied to Workers’ Compensation gross outstanding claims as at 30 June 2024 was 4.3% (2023: 4.5%) and the inflation rate was 4.0% (2023: 3.5%). The risk margin applied was 9% (2023: 9%).

5-60	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

38.	Provisions continued

Outstanding claims continued

(ii) National Redress Scheme for Survivors of Institutional Child Sexual Abuse

The National Redress Scheme for Survivors of Institutional Child Sexual Abuse commenced on 1 July 2018 and will run for ten years. Queensland Government will pay 50% of redress cost for Queensland institutions under the expanded Funder of Last Resort (FoLR) arrangements that commenced 3 December 2021.

The Scheme provides eligible applicants support through a monetary payment capped at $150,000.

The provision for the National Redress Scheme includes an estimate of Queensland’s future payments to the Commonwealth including amounts for monetary payments, counselling, psychological care, legal and administrative costs and offsets for payments previously made to survivors, largely under the previous National Redress Scheme.

As of 30 June 2023, as a new initiative, the counselling and psychological care was extended to family members of survivors who accept the Redress payment.

(iii) National Injury Insurance Scheme Queensland (NIISQ)

NIISQ was established on 1 July 2016 to provide ongoing lifetime treatment, care and support services for people who sustain eligible, serious personal injuries in a motor vehicle accident on or after 1 July 2016, regardless of fault.

The NIISQ is funded via a levy which Queensland motorists pay in conjunction with their Compulsory Third Party (CTP) premium and registration. The levy is set annually and is based on actuarial advice to fully fund present and likely future liabilities of the scheme. Scheme liabilities are long term in nature and estimates of costs are sensitive to underlying financial assumptions for inflation and the discount rate. Actuarial assumptions underpinning the levy adopt long-term assumptions for Consumer Price Index (CPI), Wage Prices Index (WPI) and the discount rate to support year to year levy stability (2.5% p.a. and 3.0% p.a. and 4.5% p.a. respectively for 2023-24).

NIISQ provisions are assessed annually by independent actuaries and are measured in accordance with AASB 137 as the present value of the expected future payments for claims of the NIISQ incurred up to 30 June 2024, including claims incurred but not reported. The estimate of the NIISQ provision is based on market consistent assumptions of 2.8% inflation and a discount rate of 4.7% as at 30 June 2024 (3.5% and 4.4% respectively for 2023).

(iv) Queensland Government Insurance Fund (QGIF)

QGIF was established as a centrally managed self-insurance fund for the State’s insurable liabilities and covers child abuse (both sexual and serious physical), medical, property and other liabilities and is an administrative arrangement within the Consolidated Fund. QGIF aims to improve the management of insurable risks through identifying, providing for and funding the Government’s insurance liabilities. Participating Government agencies pay premiums into the fund to meet the cost of claims and future insurable liabilities. QGIF outstanding claim liabilities are reported at the whole of Government level, with claims paid out of Queensland Treasury’s Administered accounts.

The State’s QGIF provisions are actuarially assessed annually and are calculated in accordance with AASB 137. The liabilities relate to all claims incurred prior to 30 June 2024 and include an estimate of the cost of claims that are incurred but not reported. Expected future payments are discounted using yields on Australian government bonds. This risk-free discount rate applied as at 30 June 2024 was 4.6% (2023: 4.3%).

Other provisions

(i) Power Purchase/Pooling Agreement provisions

A provision for onerous contracts has been recognised in relation to long-term power purchase/pooling agreements (PPAs) when the unavoidable costs of meeting the ongoing obligations under these agreements exceed the expected benefits to be received. The provision for onerous contracts reflects the net present value of the least net cost of exiting these onerous PPAs, which is the lower of the cost of fulfilling the agreements or the compensation payable, as defined in these agreements, for early termination.

An onerous contract provision exists in relation to the Gladstone Inter-connection and Power Pooling Agreement and was remeasured upwards by $44 million (2023: downwards by $57 million) during the year due to a change in future cash flow assumptions.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-61

Notes to the Financial Statements

38.	Provisions continued

Other provisions continued

(i) Power Purchase/Pooling Agreement provisions continued

The extent of the future losses from the power purchase/pooling agreements will depend on future wholesale pool prices as well as the need for the State to meet its network support obligations. The future level of Queensland wholesale pool prices remains significantly uncertain. The critical determinants of future pool prices will be the bidding behaviour of participants in the National Electricity Market, load growth, network reliability and the introduction of new generation capacity. The discount rate used reflects current market assessments of the time value of money and the risks specific to these obligations.

(ii) Restoration provisions

Provisions are recognised for dismantling, removal and restoration costs where a constructive obligation exists. The present value of the obligation is recorded in the initial cost of the asset.

(iii) Property resumption provisions

Provisions are recognised to account for compensation expected to be paid for all property resumptions, except for hardship resumptions which are recognised immediately as a payable.

Movements in provisions

General Government Sector		Outstanding Claims	QGIF	Other Provisions	Total
		2024	2024	2024	2024
		$M	$M	$M	$M

Carrying amount at beginning of year		1,023	3,312	655	4,991
Additional provisions recognised		364	498	56	918
Reductions in provisions and payments		(324)	(272)	(122)	(719)
Transfers and reclassifications		-	-	(3)	(3)
Change from remeasurement and discounting adjustments		27	148	5	179

Carrying amount at end of year		1,090	3,685	591	5,367

Total State Sector	Outstanding Claims	NIISQ	QGIF	Other Provisions	Total
	2024	2024	2024	2024	2024
	$M	$M	$M	$M	$M

Carrying amount at beginning of year	5,813	3,683	3,312	1,785	14,593
Additional provisions recognised	3,352	724	498	108	4,682
Reductions in provisions and payments	(2,718)	(219)	(272)	(246)	(3,455)
Transfers and reclassifications	-	-	-	(54)	(54)
Change from remeasurement and discounting adjustments	23	(149)	148	63	85

Carrying amount at end of year	6,470	4,039	3,685	1,656	15,851

39.	Other liabilities

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Current
Unearned revenue	633	613	1,074	940
Environmental surrender obligations (RECs, GECs, NGACs)	-	-	155	179
Other	198	176	162	149

	831	789	1,392	1,268

Non-current
Unearned revenue	217	215	808	662
Other	-	-	10	25

	217	215	818	687

	1,047	1,004	2,210	1,955

5-62	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement

(a)	Reconciliation of operating result to net cash flows from operating activities

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Operating result	5,719	14,127	6,643	16,149

Non-cash movements:
Depreciation and amortisation	5,607	5,166	8,506	7,914
Net (gain)/loss on disposal of Non-current assets	(7)	(10)	(1,092)	(192)
Impairment and write-off of bad debts	(17)	51	220	515
Equity accounting (profit)/loss	(13)	7	(14)	14
Unrealised net (gain)/loss on borrowings/investments	53	(1)	350	(879)
Revaluation (increments)/decrements	(4,202)	(117)	(7,882)	(4,176)
Net asset write downs, transfers and donations	(148)	(270)	(498)	(318)
Other	(295)	(35)	(56)	(72)

(Increase)/decrease in receivables	(961)	(146)	(787)	33
(Increase)/decrease in inventories	342	(129)	140	(429)
(Increase)/decrease in prepayment and other assets	(94)	(14)	(58)	(305)
Increase/(decrease) in payables	669	1,841	1,874	1,456
Increase/(decrease) in provisions	20	(552)	991	248
Increase/(decrease) in other liabilities	62	(32)	276	224

Total non-cash movements	1,015	5,758	1,970	4,035

Cash flows from operating activities	6,734	19,885	8,613	20,184

(b)	Changes in liabilities arising from financing activities

General Government Sector
		|-------Cash Flows-----|		|------Non-Cash Changes-----|
	Opening	Cash	Cash	New	Market	Other	Closing
	Balance	Received	Payments	Leases	& Time		Balance
				& similar	Value
	$M		$M	$M	$M	$M	$M
2024
Advances received	1,909	4,898	(3,646)	-	-	-	3,162
Borrowing with QTC	46,166	3,114	(56)	-	-	1,725	50,950
Other loans	3,970	-	(356)	561	-	118	4,293
Leases	2,919	-	(538)	92	118	291	2,881
SCA non-GORTOs	630	-	(221)	173	-	1	584
Securities and derivatives	41	-	-	-	23	-	64

	55,635	8,012	(4,817)	826	141	2,136	61,934

2023
Advances received	1,310	3,264	(2,665)	-	1	-	1,909
Borrowing with QTC	49,000	13	(46)	-	-	(2,800)	46,166
Other loans	3,858	-	(579)	625	-	66	3,970
Leases	3,076	-	(527)	133	141	96	2,919
SCA non-GORTOs	737	-	(202)	91	-	3	630
Securities and derivatives	93	-	-	-	(27)	(26)	41

	58,074	3,276	(4,019)	849	115	(2,661)	55,635

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-63

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement continued

(b)	Changes in liabilities arising from financing activities continued

Total State Sector
		|-------Cash Flows-----|		|------Non-Cash Changes-----|
	Opening	Cash	Cash	New	Market	Other	Closing
	Balance	Received	Payments	Leases	& Time		Balance
				& similar	Value
	$M	$M	$M	$M	$M	$M	$M
2024
Advances received	235	4	(21)	-	-	-	218
Other loans	4,416	169	(503)	561	12	118	4,774
Leases	3,325	-	(626)	482	119	308	3,608
SCA non-GORTOs	630	-	(221)	173	-	1	584
Deposits held	5,104	1,974	(1,800)	-	-	-	5,277
Securities and derivatives	123,844	33,383	(24,343)	-	(2,708)	-	130,176

	137,554	35,530	(27,513)	1,216	(2,576)	427	144,637

2023
Advances received	262	3	(31)	-	1	-	235
Other loans	4,313	30	(623)	625	4	66	4,416
Leases	3,481	-	(588)	184	142	107	3,326
SCA non-GORTOs	737	-	(202)	91	-	3	630
Deposits held	6,639	5,563	(7,099)	-	-	-	5,104
Securities and derivatives	136,591	26,709	(27,839)	-	(11,590)	(26)	123,844

	152,024	32,305	(36,381)	900	(11,443)	150	137,554

41.	Capital expenditure commitments

As at 30 June 2024, State Government entities had entered into the following capital commitments. Commitments are exclusive of anticipated recoverable GST. Commitments in this note have not been recognised as liabilities in the Balance Sheet.

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Capital expenditure commitments	9,961	11,195	14,340	15,147

42.	Cash and other assets held in trust

Various monies and other assets were held in trust by State Government agencies at year end and have not been included as assets / liabilities in the Balance Sheet:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

QIC Limited	-	-	48,857	46,340
The Public Trustee of Queensland	2,154	2,086	2,154	2,086
Other	433	402	433	402

	2,587	2,488	51,444	48,828

Security, tender and other deposits administered by the State in a fiduciary or trust capacity are not recognised in the financial statements but are disclosed for information purposes. Whilst these transactions and balances are in the care of the State, they are subject to the normal internal control and external audit requirements.

5-64	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

43.	Contingent assets and liabilities

Contingent assets and liabilities represent items that are not recognised in the Balance Sheet because at balance date:

–

there is a possible asset or obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Government; or

–

there is a present obligation arising from past events, but it is not recognised because it is either not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Below are details of the more significant contingent assets and liabilities from a GGS and TSS perspective.

Pursuant to section 15 of the Queensland Treasury Corporation Act 1988, any losses of QTC are the responsibility of the Consolidated Fund. On this basis, the contingent assets and liabilities of QTC, which forms part of the PFC Sector, are also incorporated in GGS statements.

(a)	Contingent liabilities – quantifiable

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	55,386	54,403	12,600	12,750
Other	213	117	213	117

	55,598	54,520	12,813	12,867

Guarantees and indemnities

General Government Sector

For the GGS, these mainly comprise guarantees of borrowings by local governments and PNFCs from QTC of $9.64 billion and $42.786 billion (2023: $8.79 billion and $41.514 billion) respectively. QTC also provided guarantees of $1.395 billion (2023: $2.09 billion) relating to Australian Financial Services Licences and $251 million (2023: $251 million) relating to the trading activities in the National Electricity Market of subsidiaries of Energy Queensland Limited, CS Energy Limited, Stanwell Corporation Limited and CleanCo Queensland Limited.

Total State Sector From a TSS perspective, borrowings by PNFCs from QTC as disclosed above are eliminated on consolidation. (b) Contingent liabilities - not quantifiable

General Government Sector

Legal proceedings and disputes

A number of legal actions have been brought against the State Government and its agencies. Notification has also been received of a number of other cases that are not yet subject to court action but which may result in subsequent litigation. Due to the wide variety and nature of the claims and the uncertainty of any potential liability, no value has been attributed to these actions / claims.

Native title

A number of native title claims that affect the Queensland Government have been filed with the National Native Title Tribunal under the Native Title Act 1993 (Commonwealth).

The Native Title Act 1993 provides for payment of compensation to native titleholders for a variety of acts that may affect native title. The Government has a potentially significant liability in respect of compensation arising from acts that have extinguished or impaired native title since 1975. The High Court decision in relation to Griffiths v Northern Territory of Australia (known as the Timber Creek case), handed down on 13 March 2019, provides some guidance for calculating native title compensation.

At 30 June 2024, there were 51 (2023: 53) unresolved native title claims before the federal court over State lands (including offshore islands). The claims cover an area of approximately 13.4% (2023: 16.6%) of the state. At reporting date, it is not possible to make an estimate of any probable outcome of these claims, or of any financial effects.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-65

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(b)	Contingent liabilities - not quantifiable continued

General Government Sector continued

Guarantees

The State has provided a number of guarantees in the normal course of business. The amount of any future claims against these guarantees cannot be reliably estimated.

Financial assurance liability gap for mining projects

Financial assurances are required for mining projects to cover the rehabilitation liability should a mining leaseholder fail to undertake rehabilitation. The liability to undertake rehabilitation work remains the responsibility of the mining leaseholder. The State’s responsibility regarding rehabilitation is limited to managing any potential public safety and health risks only. At reporting date, it is not possible to determine the extent or timing of any potential financial effect of this responsibility.

Long-term sales permits

The Department of Agriculture and Fisheries has issued long-term permits to various sawmilling businesses regarding the supply of log timber from State-owned native forests. These sales permits provide for the payment of compensation by the State to the holder to the extent that the specified quantity of log timber is not harvested from the particular State-owned forests. At reporting date, the State does not foresee the need to pay compensation in relation to any of these long-term sales permits.

Collingwood Park guarantee

Due to a mine subsidence event that occurred at Collingwood Park in 2008, the State, under the Mineral Resources Act 1989, provides a guarantee to owners of affected land to stabilise land, repair subsidence related damage (if cost effective to do so), or purchase land beyond economic repair.

Impact of disasters

As a result of disasters impacting Queensland, further claims are anticipated on the State via the Queensland Reconstruction Authority. As per the 2024-25 Budget, the expected future expenditure in relation to past disasters is $4.65 billion (2023: $4.12 billion), the majority of which is expected to be recovered from the Australian Government. However, significant uncertainty applies to these estimates.

Contaminated land

The State Government controls certain areas of land that are affected by pollutants. The agencies involved will be obliged to restore these assets to a safe and useable condition if their use changes, for example, when the land is sold. Given its nature, it is not possible to provide an estimate of the potential liability of this exposure.

Total State Sector

The following PNFC and PFC non-quantifiable contingent liabilities are in addition to the GGS items above.

WorkCover Queensland

The Workers’ Compensation and Rehabilitation Act 2003 provides that the State Government guarantees every WorkCover policy or other insurance contract with WorkCover Queensland, a statutory body. Given the nature of this contingency, it is not possible to estimate the liability, if any.

QIC Limited

QIC Limited, in its capacity as trustee, is potentially liable for the unsettled liabilities of a number of trusts that it administers. However, under the respective trust deeds, the Corporation is entitled to be indemnified out of the assets of the trusts for any losses or outgoings that may be sustained in its role as trustee, provided the trustee has acted within the terms of the trust deeds.

The directors of QIC have assessed the recoverable amounts of the assets of the trusts and concluded that currently they have excess assets over liabilities.

Certain overseas QIC entities act as general partners of funds established in foreign jurisdictions. They are liable on an unlimited basis for the partnerships’ liabilities to the extent they exceed the total assets of the partnerships. As at 30 June 2024, total assets exceed total liabilities in the relevant partnerships.

5-66	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(b)	Contingent liabilities – not quantifiable continued

Total State Sector continued

State asset sales

As part of the State’s asset sales process in 2011 and 2012 (the initial public offering of shares in QR National Limited (now Aurizon Limited), the Forestry Plantations business, the Port of Brisbane business, the Abbot Point Coal Terminal (X50) business and Queensland Motorways Limited), the State put in place contractual arrangements which result in contingent liabilities as follows:

–

Superannuation indemnity for QR National and Forestry Plantations Queensland for the cost of employer contributions above a particular threshold for their employees who remained as members of QSuper’s defined benefit category;

–

State indemnities for directors and officers of relevant Government-owned corporations and State public servants were put into place in relation to liabilities which might arise out of the restructuring and sale of the various sale entities;

–	Indemnities as to tax and other liabilities accrued during the State’s ownership;
–	Compensation potentially payable in the event that the leases issued over land and infrastructure by State agencies are terminated;
–	Compensation potentially payable for improvements in the event of the termination of relevant leases; and
–	Various warranties in relation to the businesses sold.

At present, the State is unaware of any breaches of agreements and there are no claims being made. As such, it is not possible to estimate any potential financial effect should such a claim arise in the future.

(c)	Contingent assets - quantifiable

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	8,097	7,525	8,788	8,314
Other	11	11	11	11

	8,107	7,535	8,799	8,324

Guarantees and indemnities

General Government Sector

The Financial Provisioning Scheme (FPS) manages the State’s financial risk from the potential failure of a resource activity holder of an environmental authority or small-scale mining tenure to meet their rehabilitation and environmental obligations under various legislation. Over time, the scheme will also provide funds to support rehabilitation of abandoned mines and expand research into mine rehabilitation.

Queensland Treasury holds non-cash surety totalling $7.516 billion (2023: $7.010 billion), made up of bank guarantees $5.817 billion (2023: $5.334 billion) and insurance bonds $1.699 billion (2023: $1.676 billion).

Total State Sector

In addition to the above GGS quantifiable guarantees and indemnities, WorkCover Queensland held bank guarantees on behalf of self-insurers totalling $493 million (2023: $471 million).

(d)	Contingent assets - not quantifiable

Total	State Sector

PNFC and PFC non-quantifiable contingent assets include insurance claims yet to be finalised, including the Callide Unit C4 claim, bank guarantees in the event of non-payment of services, and performance fees yet to be received.

44.	Post balance date events

There were no material events after the reporting date of 30 June 2024 that have a bearing on the State’s operations, the results of those operations or these financial statements.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-67

Notes to the Financial Statements

45.	Sustainability related risks

The Queensland Government is exposed to sustainability related risks and develops and implements strategies, policies and procedures to manage these risks. The Queensland Government has identified the below material Environmental, Social and Governance (ESG) risk factors.

ESG risk Factors	Policy initiatives

Climate Change	Move to a low carbon future, by lowering Greenhouse Gas emissions. Address the physical impacts arising from climate change by embedding adaption and resilience.

Natural Capital

Manage the balance of resources used between industry, the community and safeguarding the natural environment. This includes surface and underground water management, biosecurity, aquaculture, forestry management and environmental protection.

Social	Support an educated, healthy, and skilled community, through education, health services, social welfare, public order, diversity and opportunity, cyber security and safety.

Governance (Economic and Fiscal)

Provide robust frameworks that support Ministers and accountable officers to provide oversight and discharge their obligations. Strong economic and fiscal management is fundamental to achieving government’s objectives and good governance.

The Queensland Government is committed to ensuring that its risk management practices reflect a high standard of governance. The Government’s Queensland Sustainability Report (the Report) provides detailed information on how the Queensland Government manages these risks and ESG information to meet developing expectations and information needs of investors, financial markets, rating agencies and the community. The Report includes the Government’s sustainability disclosures on matters of governance, strategy, risk management, and metrics/targets to support positive ESG outcomes for a resilient and sustainable future.

Climate change is a material risk for the State. The Government both impacts, and is impacted by, climate change in many ways. The impacts of climate change have the potential to affect the State’s ability to provide essential services to the community, the operations of State entities and the value of State assets.

The fiscal impact of climate change on taxes and royalty revenue (see Note 8), is expected to emerge over the medium to long-term, along with the implications for the State’s Balance Sheet. The impact and effect cannot be quantified as at reporting date.

The government is monitoring the impact of transitional risks on the valuation of the state’s assets, including the valuation of coal and other fossil fuel energy generation assets, as well as ports, water and transport infrastructure assets (see Note 16 and Note 31 for impairments to and carrying values of non-financial assets).

The government takes a risk management approach to climate change to ensure significant climate change risks are addressed in the government’s culture, policies, systems and processes by building on existing organisational strategic planning, performance management and risk and governance frameworks.

Legislation passed in 2024

The Clean Economy Jobs Act 2024 (Qld) legislates Queensland’s emissions reduction targets of 30% below 2005 levels by 2030, 75% below 2005 levels by 2035 and net zero emissions by 2050. The legislation establishes a framework for accountability and action by including an expert panel who will provide advice to government on how Queensland can reduce emissions and transition to a clean economy future.

The Energy (Renewable Transformation and Jobs) Act 2024 (Qld) outlines the renewable energy targets for Queensland, that the electricity generated in Queensland from renewable energy by 2030 is 50%, by 2032 is 70% and by 2035 is 80% respectively.

Progress on legislated targets

The Queensland Government monitors progress on its targets using the State and Territory Greenhouse Gas Inventories prepared by the Australian Government which are publicly available from Australia’s National Greenhouse Accounts. The Department of Environment, Science and Innovation reports progress on its legislated emissions reduction targets and renewable energy targets on the Clean economy pathway website.

5-68	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure

The State’s activities expose it to a variety of financial risks such as credit risk, liquidity risk and market risk (including interest rate risk, price risk and foreign exchange risk). The State’s overall risk management objectives, policies and strategies focus on minimising financial risk exposures and seek to mitigate potential adverse effects. The diverse nature of the financing and investing activities undertaken by agencies across the Queensland Government supports a decentralised approach to risk management. Individual agencies are responsible for managing risks to which they are exposed.

Risk management strategies in relation to the State’s financial assets and liabilities are summarised below. Additional risk management information can be found in individual agencies’ general purpose financial reports.

(a)	Credit risk

Credit risk exposure represents the potential loss that would be recognised if counterparties failed to meet contractual obligations in relation to receivables, loans and other financial assets.

Receivables, advances and loans

Queensland Treasury’s credit management strategy in respect of tax, royalties, and fines and penalties receivables focuses on the prompt collection of revenues and follow up of outstanding amounts within specified timeframes. Risk assessments are performed upon non-payment of debt, risk ratings are assigned and compliance plans are developed with reference to the debt management strategies.

The State operates in the National Electricity Market, operated by the Australian Energy Market Operator, which has strict prudential guidelines that minimise the potential for credit related losses. This is supported by individual GOCs’ Board-approved policies. Where appropriate, collateral in the form of security deposits, letters of credit or bank guarantees are obtained from customers to mitigate possible losses. Concentration of credit risk for retail electricity customers is minimised due to the wide customer base and limiting credit to any individual customer.

Advances made under the COVID-19 Jobs Support Loans scheme are managed by credit assessment procedures, annual loan reviews, reporting of arrears, monitoring undertaken by an external credit reference bureau, and requiring security on loans over $100,000.

Onlendings made to local governments, universities and grammar schools are actively monitored through credit reviews and covenant monitoring to ensure all counterparties maintain adequate debt serviceability and long-term financial stability.

Details of credit risk exposure and expected credit losses for receivables and advances are disclosed in Note 23.

Cash, securities and derivatives

In respect of cash, deposits, securities and bonds, the State is exposed to significant concentrations of credit risk in the finance sector, in particular, the domestic banking sector. While the State has been focused on diversifying its investment portfolio, investments in bank credit predominate because of the State’s requirement to invest with counterparties rated long-term BBB+ or short-term A-2 or better and to invest in highly liquid securities. Key characteristics of these entities are monitored including their regulatory requirements, additional capital buffers, type of issuance and the impact of exigent developments. A ratings-based approach is used to determine maximum credit exposure, as well as the counterparty’s credit metrics, country of domicile, size of its funding programs, asset composition and quality of the underlying security.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-69

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Cash, securities and derivatives continued

The State’s largest holder of investments and non-electricity derivatives is QTC. QTC’s credit risk exposures and its counterparty exposures by rating are as follows:

2024	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	861	-	861	2%
AA+	-	938	-	938	2%
AA	-	613	-	613	1%
AA-	7,633	24,845	58	32,536	81%
A+	-	3,074	8	3,082	8%
A	-	1,824	-	1,824	5%
Other	-	226	7	234	1%

	7,633	32,381	74	40,088	100%

2023	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	2,079	-	2,079	6%
AA+	-	609	-	609	2%
AA	-	364	-	364	1%
AA-	7,354	22,524	39	29,917	79%
A+	-	3,312	16	3,328	9%
A	-	919	-	919	2%
Other	-	522	-	522	1%

	7,354	30,331	55	37,740	100%

Credit risk exposures that relate to electricity derivatives are managed under International Swaps and Derivatives Association (ISDA) agreements. The ISDA also has a strict credit policy, based on counterparties’ credit ratings and requiring appropriate security.

Collateral and other credit enhancements

The maximum exposure to credit risk for the GGS and TSS on recognised financial assets, including derivatives, without taking account of any collateral or other credit enhancements is the carrying amount of these assets on the Balance Sheet.

The State holds as security, collateral in the form of charges over real property, business stock and assets, cash deposits, and bank, insurance company and other guarantees. Refer Note 43 for details of guarantees and indemnities.

Master netting arrangements

The GGS does not have financial instruments that are subject to enforceable master netting arrangements or similar agreements.

The TSS enters into derivative transactions under ISDA Master Agreements and similar agreements. Under the terms of these agreements, the right to set off is enforceable only on the occurrence of default or other credit events. The Total State’s ISDA agreements do not currently meet the criteria for offsetting at balance date, and accordingly the relevant assets and liabilities are shown grossed up.

Collateral is also transferred with derivative counterparties to reduce the Total State’s credit exposure.

The following table presents financial instruments, including collateral, that are subject to enforceable master netting or similar agreements but not yet offset in the balance sheet. The column ‘net amount’ shows the net impact on Total State if all set off rights (including collateral) were exercised.

5-70	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Cash, securities and derivatives continued

Master netting arrangements continued

	Gross amount	Master netting & collateral	Net amount

	$M	$M	$M
2024
Financial assets	3,230	(1,920)	1,310
Financial liabilities	2,609	(1,920)	689

Net exposure	621	-	621

2023
Financial assets	5,943	(4,030)	1,913
Financial liabilities	5,767	(4,030)	1,737

Net exposure	176	-	176

(b)	Liquidity risk

Liquidity risk arises from the possibility that individual agencies may be unable to settle a transaction on the due date. A range of funding strategies is used to ensure funds are available, such as maintaining a sufficient level of cash holdings to fund unexpected cash flows. QTC maintains appropriate liquidity to meet minimum requirements for the following liquidity metrics, which are reviewed annually:

–	Standard & Poor’s Liquidity Ratio – maintaining a minimum ratio of liquid assets to debt serving requirements at all times over a rolling 12 month horizon;
–	Liquidity coverage ratio – maintaining a minimum liquidity balance sufficient to cover a stressed liquidity requirement over a set of horizon; and
–	Cash flow waterfall – maintaining positive cash equivalents net of all inflows and outflows over a set horizon.

Liquidity risk of electricity market trading is controlled by the Australian Energy Market Operator, whereby all market participants are required to deliver irrevocable bank guarantees as security for timely settlement.

The contractual cash flow maturities of financial liabilities are included in the tables below. They are calculated based on undiscounted cash flows relating to the repayment of principal and interest amounts outstanding at balance date:

General Government Sector 2024
	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	11,185	60	-	11,246	11,246
Commonwealth advances	29	110	143	283	218
Lease liabilities	574	1,600	1,133	3,307	2,882
SCA - non-GORTO liabilities	81	324	460	866	584
Other liabilities at amortised cost	3,271	2,056	4,687	10,013	7,236
Borrowing with QTC	1,615	6,409	50,821	58,845	50,950
Derivatives	-	-	64	64	64

	16,756	10,560	57,307	84,623	73,180

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-71

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(b)	Liquidity risk continued

General Government Sector 2023
	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	10,555	71	-	10,626	10,626
Commonwealth advances	31	117	167	315	235
Lease liabilities	554	1,536	1,222	3,313	2,919
SCA - non-GORTO liabilities	86	327	539	952	630
Other liabilities at amortised cost	1,969	1,974	4,557	8,500	5,644
Borrowing with QTC	1,334	5,313	46,094	52,741	46,166
Derivatives	-	-	59	59	41

	14,530	9,338	52,638	76,506	66,261

Total State Sector 2024	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	14,428	154	-	14,582	14,582
Commonwealth advances	29	110	143	283	218
Lease liabilities	700	1,983	1,628	4,312	3,608
SCA - non-GORTO liabilities	81	324	460	866	584
Other liabilities at amortised cost	328	2,148	4,687	7,163	4,386
Government securities and other loans at fair value	25,540	58,132	88,903	172,575	133,321
Derivatives	4,774	(1,124)	(1,388)	2,263	2,520

	45,880	61,729	94,434	202,043	159,219

2023	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	12,463	146	-	12,608	12,608
Commonwealth advances	31	117	167	315	235
Lease liabilities	636	1,798	1,343	3,776	3,325
SCA - non-GORTO liabilities	86	327	539	952	630
Other liabilities at amortised cost	320	1,974	4,557	6,852	3,996
Government securities and other loans at fair value	22,639	59,509	75,685	157,833	123,637
Derivatives	5,172	621	246	6,038	5,730

	41,347	64,491	82,536	188,374	150,162

(c)	Market risk

(i)	Interest rate and unit price risk

Interest income

The GGS and TSS are exposed to interest rate risk through investments managed by QIC Limited and cash deposits with the Commonwealth Bank of Australia. The GGS is also exposed to interest rate risk through its deposits and fixed rate notes with QTC. The State Investment Advisory Board (SIAB) determines the investment objectives, risk profiles and strategy for the Long Term Assets and Queensland Future Fund (Debt Retirement Fund) within the framework provided by the Government. The long term expected equilibrium rate of return on the portfolios remained unchanged at 6.5%. The Long Term Assets are held to fund superannuation and other long term obligations of the State, while the Debt Retirement Fund was established to provide funding to reduce the State’s debt.

The GGS does not undertake hedging in relation to interest rate risk on cash deposits or borrowings. This is managed as per the liquidity risk management strategy.

5-72	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(c)	Market risk continued

(i)	Interest rate and unit price risk continued

Interest expense

The GGS and TSS are exposed to interest rate risk through borrowings. For the GGS, this includes borrowing with QTC and the Commonwealth Government. The State also enters into interest rate swaps and futures contracts to assist in the management of interest rate risk. In some instances, interest rate swaps are utilised to swap medium to long term fixed rate borrowings into floating rate. At times, floating to fixed swaps may be undertaken to generate a fixed rate term funding profile.

General Government Sector

The GGS is exposed to movements in interest rates and managed fund unit prices through its cash deposits, investments and borrowings.

The effect of a 1% movement in interest rates on the GGS cash balances would be a $24 million (2023: $24 million) change in the GGS operating result and equity.

The GGS has fixed rate notes with QTC and other investments with QIC Limited that are exposed to interest rate changes and changes in the unit price of the funds managed. The rate on the fixed rate notes is reviewed annually and remains unchanged at 6.5%. Assuming all other variables remained constant, if the return on the notes moved by +/-1%, the GGS net operating balance would be approximately $426 million higher or lower (2023: $435 million). A +/-1% change in the market value of the underlying QIC investments on QTC’s Balance Sheet would be reflected in an increment / decrement in the GGS other economic flows included in the operating result. If the return on other GGS investments, including with QIC, moved by +/-1%, the GGS operating result and equity would be approximately $57 million higher or lower (2023: $55 million).

GGS borrowing with QTC is in the form of fixed rate loans, generic debt pool borrowings (which are akin to fixed rate loans) or floating rate loans. Although the majority of the GGS borrowings are either fixed rate loans or generic debt pool loans, the Consolidated Fund bears the risk of movements between the fixed rate and market rate. Consequently, if interest rates on borrowing with QTC were to change by 1%, the effect on the GGS operating result and equity would be approximately $510 million (2023: $462 million).

Total State Sector

As the State’s corporate treasury, QTC undertakes portfolio management activities on behalf of the State and raises funding in advance of requirements to ensure Queensland public sector entities have ready access to funding when required and also to reduce the risk associated with refinancing maturing loans. In addition, QTC holds and invests surplus funds on behalf of its clients and for liquidity management purposes.

These activities expose the State to interest rate risk, which is managed with consideration given to duration risk, yield curve risk, basis risk and a value at risk (VaR) framework, complemented by other measures such as defined stress tests.

To manage the risk of non-parallel yield curve movements, QTC manages portfolio cash flows in a series of time periods so that the net interest rate risk in each time period can be measured. QTC enters into interest rate swaps, forward rate agreements and futures contracts to assist in the management of interest rate risk.

	Total State
	2024	2023
	$M	$M
Interest rate risk VaR at 30 June	25	40
Average for the year	35	47
Financial year - minimum	21	39
Financial year - maximum	52	62

The effect of a 1% movement in interest rates on the TSS cash balances would result in a $95 million (2023: $90 million) change to the State’s operating result and equity.

The State has other investments exposed to interest rate changes and changes in the unit price of the funds managed by QIC Limited. Assuming all other variables remained constant, if the return on these investments moved by 1%, the effect on the State’s operating result and equity would be approximately +$565 million / -$565 million (2023: +$508 million / -$508 million). For the range of changes to the operating result and equity that are considered reasonably possible at year end, refer to individual agency statements, particularly QTC.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-73

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(c)	Market risk continued

(ii)	Commodity price risk

The State is exposed to commodity price risk resulting from changes in electricity, coal, gas, diesel, environmental certificates and other commodity prices.

The ownership of electricity generating GOCs exposes the State to electricity price risk. Electricity derivatives (price swaps, futures, caps and option contracts) are used to protect against movements in the price of electricity in the National Electricity Market. Longer term fixed price supply agreements are utilised to manage risk in relation to coal and gas.

Each entity is responsible for its own risk management and may make varying assumptions in assessing its sensitivity to such movements. The agencies with a material impact for TSS are CS Energy, Energy Queensland Limited, Stanwell Corporation Limited and CleanCo Queensland Limited.

On the assumption that all other variables remain constant, the impact of a +20% / -20% movement in electricity forward prices will impact the State’s operating result by +$764 million / -$842 million (2023: +$798 million/-$797 million) and equity by -$434 million / +$407 million (2023: -$581 million / +$554 million).

(d)	Foreign exchange risk

The State is exposed to movements in foreign currencies as a result of future commercial transactions and recognised assets and liabilities denominated in currencies other than the Australian dollar. The State enters into forward exchange contracts, currency options and swaps to effectively manage the exposure resulting from purchases of plant, equipment and materials in foreign currencies. Foreign exchange risk is managed by individual agencies which hedge significant proportions of anticipated transactions in line with their respective risk management strategies.

The State also borrows offshore to provide access to additional sources of funding and diversify risk and undertakes investments in foreign currency assets. Foreign exchange contracts and cross currency swaps are used to effectively manage the exposure to fluctuations in exchange rates.

The State’s exposure to foreign exchange risk is not considered material due to the effectiveness of risk management strategies.

47.	Net fair value of financial instruments

The carrying amounts of the GGS and TSS financial assets and financial liabilities by category are:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M
Financial assets
Amortised cost	8,948	8,392	19,132	18,890
FVTPL - designated upon initial recognition	5,477	5,231	107,651	100,952
FVTPL - mandatorily measured at FVTPL	46,548	43,475	-	-
FVTOCI - debt instruments	257	254	257	254
FVTOCI - equity instruments	28,038	24,651	34	16

	89,268	82,003	127,074	120,112

Financial liabilities
Amortised cost	73,116	66,221	23,389	20,808
FVTPL - designated upon initial recognition	-	-	134,014	125,206
FVTPL - held for trading	64	41	1,817	4,148

	73,180	66,261	159,219	150,162

5-74	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

The carrying amounts of GGS and TSS financial assets and liabilities, including cash, deposits, receivables and payables, equate approximately to their net fair value, except as outlined below:

General Government Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2024	2024	2023	2023

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,021	962	1,105	1,023

Financial liabilities
Commonwealth advances	218	306	235	308
PPP - non-concessional loans	547	339	562	371
Borrowing with QTC	50,950	45,117	46,166	40,342

Total State Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2024	2024	2023	2023

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,021	962	1,105	1,023

Financial liabilities
Commonwealth advances	218	306	235	308
PPP - non-concessional loans	547	339	562	371

Financial instruments measured at fair value have been classified in accordance with the hierarchy described in AASB 13, except for the GGS equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.

The three levels of fair value hierarchy reflect the significance of the inputs used to determine the valuation of these instruments.

–	Level 1: represents fair value measurements that reflect unadjusted quoted market prices in active markets for identical assets and liabilities;

–	Level 2: represents fair value measurements that are substantially derived from inputs (other than quoted prices included within Level 1) that are observable, either directly or indirectly; and

–	Level 3: represents fair value measurements that are substantially derived from inputs that are not based on observable market data.

Level 1

The fair value of financial assets and liabilities with standard terms and conditions and traded in an active market is based on unadjusted quoted market prices. Financial instruments in this category include certain equity and debt investments where quoted prices are available from an active market, such as publicly traded derivatives, short-term and tradeable bank deposits, actively traded Commonwealth and semi-Government bonds and futures contracts and investments in certain unit trusts. Financial liabilities consist of QTC benchmark bonds and actively traded electricity derivatives.

Level 2

The fair value of financial assets and liabilities is determined by using quoted market prices in active markets for similar instruments or quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly (prices) or indirectly (derived from prices) observable from market data, other than quoted prices included in Level 1. Financial instruments in this category include fixed interest deposits, fixed term notes, floating rate notes, commercial paper, non-actively traded corporate and semi-Government bonds, certain money market securities, onlendings, treasury notes, medium-term notes, client deposits, unit trusts and other derivatives such as over-the-counter derivatives, including forward exchange contracts, commodity swaps, interest rate and cross currency swaps and some electricity derivatives.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-75

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Level 3

Where financial instruments are measured using valuation techniques based on unobservable inputs or observable inputs to which significant adjustments have been applied, such instruments are included in Level 3 of the fair value hierarchy. These may include some unit trusts, power purchase agreements and other electricity derivative contracts.

Valuation policies and procedures of the GGS and TSS are developed and reviewed by management of respective agencies. Major valuation techniques adopted by the GGS and TSS include market comparison techniques, option valuation models, forecasting, estimated discounted cash flow techniques, and extrapolation, scalar and translation techniques. There have been no material changes in the above valuation techniques used during the year.

Significant valuation inputs used to value financial instruments categorised within Level 2 and Level 3 of the fair value hierarchy are:

–	Interest rates;	–	Credit risk;
–	Trading margins;	–	Forward curve prices;
–	Exchange rates;	–	Electricity settled prices;
–	Market indices;	–	Forecast generation;
–	Credit spreads;	–	Extrapolation rates;
–	Expected cash flows;	–	Scalar and translation factors;
–	Discount rates;	–	Market volatility;
–	Exchange traded market prices;	–	Renewable energy and greenhouse gas targets; and
–	Broker quotes or market prices for similar instruments;	–	Emerging technologies.

The following table presents the GGS and TSS financial assets and liabilities recognised and measured at fair value.

General Government Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M

2024
Assets
Financial assets at fair value through profit or loss
Other investments	213	5,116	46,696	52,025
Financial assets at fair value through equity
Securities and bonds	257	-	-	257
	469	5,116	46,696	52,282

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	64	64
	-	-	64	64

2023
Assets
Financial assets at fair value through profit or loss
Other investments	218	4,920	43,567	48,705
Financial assets at fair value through equity
Securities and bonds	254	-	-	254
	472	4,920	43,567	48,959

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	41	41
	-	-	41	41

5-76	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Total State Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M
2024
Assets
Financial assets at fair value through profit or loss
Derivatives	1,188	344	878	2,409
Securities and bonds	22,046	3,388	-	25,433
Loans	-	10,370	-	10,370
Other investments	472	34,831	33,317	68,620
Financial assets at fair value through equity
Securities and bonds	257	-	-	257

	23,962	48,932	34,195	107,090

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	1,683	622	223	2,527
Deposits	-	5,266	-	5,266
Government securities issued	92,699	34,957	-	127,656
Borrowings	-	388	-	388

	94,382	41,233	223	135,838

2023
Assets
Financial assets at fair value through profit or loss
Derivatives	3,228	696	893	4,817
Securities and bonds	15,299	4,445	-	19,744
Loans	-	9,560	-	9,560
Other investments	747	39,530	26,553	66,831
Financial assets at fair value through equity
Securities and bonds	254	-	-	254

	19,529	54,231	27,446	101,206

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	4,417	1,034	287	5,738
Deposits	-	5,089	-	5,089
Government securities issued	86,766	31,347	-	118,113
Borrowings	-	421	-	421

	91,183	37,891	287	129,361

Classification of instruments into fair value hierarchy levels is reviewed annually and the GGS and TSS recognise any transfers between levels of the fair value hierarchy during the reporting period in which the transfer has occurred.

The following table presents the net changes in Level 3 instruments:

	General Government		Total State
	2024	2023	2024	2023
	$M	$M	$M	$M

Opening balance asset / (liability)	43,527	40,475	27,155	26,054
Purchases	1,230	3,048	499	674
Sales	(4,451)	(2,121)	(63)	(8)
Settlements	-	-	(346)	836
Movements in other comprehensive income	-	-	(60)	72
Movements recognised in profit or loss	6,327	2,124	3,140	(472)
Transfers into Level 3	-	-	3,648	-
Transfers out of Level 3 into Level 2	-	-	1	3

Closing balance asset / (liability)	46,632	43,527	33,973	27,159

The sensitivity of the State’s financial instruments is disclosed in Note 46.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-77

Notes to the Financial Statements

48.	Retirement benefit obligations

Retirement benefit liabilities include the following final salary defined benefit schemes:

–	Defined benefit entitlements under the Government Division of the Australian Retirement Trust (QSuper);
–	Pensions provided under the Judges and Governors schemes;
–	Energy Super, a sub-fund within Brighter Super (previously known as Local Government Investment Australia Super Fund).

QSuper, Judges’ and Governors’ Schemes

The QSuper defined benefit scheme, which is closed to new members, provides accrued benefits based on a member’s salary, contribution rate and length of membership. State Government budget-dependent agencies, together with certain statutory bodies and GOCs (excluding principally the Queensland electricity supply industry), make employer contributions as required. Employer contributions are held by the State, with the State meeting its share of liabilities when defined benefits become payable.

On 28 February 2022, QSuper and Sunsuper merged to form the Australian Retirement Trust. On this date, the Superannuation (State Public Sector) Deed 1990 was repealed and its provisions incorporated under the Government Division Rules of the Australian Retirement Trust Deed. No changes were made to the rules of QSuper’s defined benefit scheme.

Australian Retirement Trust, including its Government Division (QSuper), is a regulated scheme under the prudential supervision of the Australian Prudential Regulation Authority (APRA) and its trustee, Australian Retirement Trust Pty Ltd, is subject to the Superannuation Industry (Supervision) Act 1993 and Regulations. The provisions of the Superannuation (State Public Sector) Act 1990 and the Government Division Rules of the Australian Retirement Trust Deed govern the operation of QSuper.

The QSuper scheme is subject to an actuarial investigation at least every three years although this has been performed annually by the State Actuary since 2016. The latest actuarial investigation of QSuper was as at 30 June 2021 and was presented in a report dated 3 December 2021. Actuarial reviews have returned to the triennial cycle utilised prior to 2016, so the next actuarial investigation will be as at 30 June 2024.

The Judges’ Scheme provides defined benefit pension entitlements to serving judges, Crime and Corruption Commission Queensland Commissioners and Parole Board Presidents and Deputy Presidents and is governed by the provisions of the Judges (Pensions and Long Leave) Act 1957, the Crime and Corruption Act 2001 and the Corrective Services Act 2006. Governors pensions are provided in accordance with the Governors (Salary and Pensions) Act 2003. The Judges’ and Governors’ Schemes are wholly unfunded schemes. Due to materiality, the Governors’ pension liability is included with the Judges’ Scheme liabilities.

These schemes expose the State to the following:

–

Inflation risk - the defined benefit obligations are linked to employees’ salaries and therefore the net liability position can be adversely affected by an increase in the defined benefit obligation resulting from unexpected wage inflation. Similarly, the proportion of the defined benefit obligation linked to the consumer price index (pensions) is also subject to the risk of unexpected price inflation;

–	Interest rate risk - a decrease in the discount rate will increase the defined benefit obligations;
–	Investment risk - resulting from the mismatch between the current investment strategy and the liabilities; and
–	Demographic risk - resulting from unexpected employee movements.

QSuper also incorporates defined contribution categories, for which the State has no further legal or constructive obligation other than to pay contributions. These liabilities and assets have been accounted for in accordance with the standards relevant to defined contribution schemes. In particular, no assets or liabilities relating to the funded defined contribution scheme have been included in the Balance Sheet. The expense relating to these schemes is the amount of employer contributions.

Energy Super – a sub-fund within Brighter Super

On 1 July 2021, Energy Super Fund and Brighter Super merged, creating one fund which is managed by the Brighter Super Trustee.

Queensland electricity entities contribute to Energy Super, an industry multiple employer superannuation fund. Members are entitled to benefits from the fund on retirement, resignation, retrenchment, disability or death.

Energy Super is regulated by APRA under the Superannuation Industry (Supervision) Act 1993.

5-78	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Energy Super – a sub-fund within Brighter Super continued

The defined benefit account of this fund is a funded plan which provides defined lump sum benefits based on years of service and average final salary. Employer contributions to the defined benefit section of the plan are based on recommendations by the plan’s actuary. The actuary has adopted the aggregate funding method to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. This funding method seeks to have benefits funded by a total contribution which is expected to be a constant percentage of members’ salaries and wages over their working lifetimes. Actuarial assessments are made at no more than three yearly intervals, with the most recent actuarial assessment undertaken as at 1 July 2021 by Willis Towers Watson.

Energy Super does not impose a legal liability on employer agencies to cover any deficits that may exist in the Fund. If the Fund was to be wound up, there would be no legal obligation on employer agencies to make good any shortfall. The Trust Deed of the Fund states that if the Fund is terminated, after payment of all costs and member benefits in respect of the period up to the date of termination, any remaining assets are to be distributed by the Trustees of the Fund, acting on the advice of the actuary, to participating employers.

Employer agencies may benefit from any surplus in the Fund in the form of a contribution reduction or contribution holiday. Any reduction in contributions would normally be implemented only after advice from the Fund’s actuary.

The defined benefit account of this Fund is closed to new members.

	General Government		Total State

	2024	2023	2024	2023

	$M	$M	$M	$M
Present value of the defined benefit obligation
QSuper DB	25,975	26,810	25,975	26,810
Judges	915	865	915	865
ES - Brighter Super	-	-	894	802

Total present value of the defined benefit obligation	26,890	27,675	27,784	28,477

Fair value of plan assets
QSuper DB	6,772	6,762	6,772	6,762
ES - Brighter Super	-	-	1,144	1,157

Total fair value of the plan assets	6,772	6,762	7,916	7,918

Defined benefit obligation Liability/(Asset) recognised in Balance Sheet
QSuper DB	19,203	20,048	19,203	20,048
Judges	915	865	915	865
ES - Brighter Super	-	-	(250)	(354)

Liability/(Asset) recognised in Balance Sheet	20,118	20,913	19,868	20,559

Reconciliation of the present value of the defined benefit obligation
Opening balance	27,675	28,377	28,477	29,115
Current service cost	663	721	684	741
Contributions by plan participants	150	162	157	173
Interest cost	1,038	996	1,079	1,031
Benefits paid (including contributions tax)	(2,963)	(2,363)	(3,028)	(2,428)
Actuarial (gain)/loss	328	(218)	415	(155)

Closing balance	26,890	27,675	27,784	28,477

Reconciliation of the fair value of plan assets
Opening balance	6,762	6,209	7,919	7,347
Return on plan assets at discount rate	249	220	306	273
Return on plan assets above/(below) discount rate (actuarial gain)	509	539	495	556
Employer contributions - State share of beneficiary payments	2,036	1,965	2,036	1,965
Employer contributions	-	-	2	2
Contributions by plan participants	150	162	157	173
Benefits paid (including contributions tax)	(2,933)	(2,334)	(2,998)	(2,399)

Closing balance	6,772	6,762	7,917	7,918

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-79

Notes to the Financial Statements

48.	Retirement benefit obligations continued

	General Government		Total State

	2024	2023	2024	2023

	$M	$M	$M	$M

Amounts recognised in Operating Statement
Current service cost (including employer contributions)	663	721	684	740
Superannuation interest cost	789	776	773	759

Total amounts recognised in Operating Statement	1,452	1,497	1,457	1,499

Remeasurements of net defined benefit obligation
Actuarial gain/(loss) due to changes in demographic assumptions	-	-	-	-
Actuarial gain/(loss) due to changes in financial assumptions	563	650	605	588
Actuarial gain/(loss) due to changes in experience adjustments	(891)	(432)	(1,019)	(433)
Return on plan assets above/below discount rate	509	539	495	556

Amounts recognised in Statement of Changes in Net Assets (Equity)	181	757	80	712

Plan Asset Allocations

The Government Division of the Australian Retirement Trust (QSuper) holds investments with the following asset allocations:

	Quoted	Unquoted	Quoted	Unquoted

	2024	2024	2023	2023

	$M	$M	$M	$M

Global equities	6,098		5,565	-
Global private equity	-	33	-	50
Cash and fixed interest	-	640	-	1,147

	6,098	673	5,565	1,197

QSuper plan assets are those held within the Government Division of the Australian Retirement Trust Fund only. QSuper holds investments in unit trusts that hold financial instruments issued by the State. These instruments are difficult to value accurately and are immaterial in proportion to the value of the unit trusts. In addition, these trusts own properties which are used by Government agencies. Again, the exact values attributable to these tenancies are difficult to determine accurately, nor do they represent a material proportion of the fair value of plan assets.

No plan assets are held in respect of the Judges’ Scheme or Governors’ Pensions.

The major categories of Energy Super plan assets are as follows:

	2024	2023

	$M	$M

Global equities	332	335
Cash and fixed interest	458	451
Real estate	172	174
Other	183	197

	1,144	1,157

	QSuper DB	QSuper DB	ES Brighter	ES Brighter

	2024	2023	2024	2023

	$M	$M	$M	$M
Actual return on plan assets	758	759	43	70

The estimate of employer contributions to be paid in 2024-25 is $2.065 billion for QSuper DB and $2 million for Energy Super.

5-80	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Plan Asset Allocations continued

At 30 June 2024, the weighted average duration of the QSuper defined benefit obligation is 7 years (2023: 7 years).

	QSuper DB	QSuper DB	Judges	Judges	ES Brighter	ES Brighter
Principal actuarial assumptions at:	2024	2023	2024	2023	2024	2023

Discount rate (gross)	4.30%	4.00%	4.30%	4.00%	5.2 - 5.4%	5.3 - 5.5%
Future inflationary salary increases	3.40%	3.40%	3.40%	3.40%	3 - 3.5%	3 - 3.5%
Expected CPI increases	2.40%	2.40%	N/A	N/A	N/A	N/A

Sensitivity Analysis for each significant actuarial assumption

					QSuper DB	Judges

					2024	2024

					$M	$M
Change in defined benefit obligation brought about by a 1% increase in:
Discount rate					(1,602)	(124)
Future inflationary salary increases					1,389	152
Expected CPI increases					310	N/A

The sensitivity analysis shown above represents the effects of notional changes in each of the key parameters underlying the obligations, while holding all other assumptions constant. The sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions are correlated. They are not intended to represent any particular probability of occurrence.

In presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the Balance Sheet.

QSuper funding arrangements and funding policy that affect future contributions

QSuper defined benefit category members are required to contribute a percentage of salary. Standard member contributions range between 2 - 6% of salary.

Unlike typical regulated defined benefit schemes, only the employee contributions are held within the QSuper Fund. Employer contributions received from employing authorities are held separate from the QSuper Fund in the Long Term Asset portfolio held by QTC. The State makes a last minute contribution to the QSuper Fund when a member exits the defined benefit scheme. Employer contributions to the QSuper Fund are based on 92% share of benefit payments and capitalised new pensions.

49.	Related parties and Ministerial remuneration

Key Management Personnel

All Ministers in the Queensland Cabinet are considered to be Key Management Personnel (KMP) of the State (including the GGS).

The aggregate remuneration of all Ministers (according to the period of time each Member of Parliament served as Minister) is as follows:

	2024	2023

	$M	$M

Short-term employee benefits	7.3	6.9
Post-service benefits	0.9	0.8

Total	8.2	7.7

Short-term benefits include base and additional salary entitlements, motor vehicle allowances, personal use of motor vehicles, chauffeur services and other entitlements. Post-service benefits comprise Government superannuation contributions for Ministers.

There are no material transactions between the State and Key Management Personnel and their related entities.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-81

Notes to the Financial Statements

49.	Related parties and Ministerial remuneration continued

Transactions between the GGS and entities within the PNFC and PFC Sectors

Note 1(b) describes the reporting relationship between the GGS and entities within the PNFC and PFC Sectors. These entities are partially consolidated and are disclosed as investments in public sector entities on the face of the Balance Sheet. Names of these individual entities can be found in Note 50.

The following are the major transactions (>$100 million) and balances (>$200 million) between the GGS and other public sector entities:

Revenue and assets

The GGS records dividend and income tax equivalent income from entities within the PNFC and PFC Sectors as per Note 7, with the related receivables per Note 23(a). Deferred tax equivalent income from the PNFC and PFC Sectors is shown on the Operating Statement and deferred tax equivalent assets and liabilities are shown on the Balance Sheet.

The GGS has balances with QTC cash funds which are disclosed in Note 22 and deposits with QTC which are disclosed in Note 24.

The GGS holds fixed rate notes from QTC which earn interest that is included in Note 6 and incurs a market value adjustment included in Note 16. The carrying value of the notes in the Balance Sheet is disclosed in Note 24(a). The rate on the fixed rate notes is also discussed in Note 46(c)(i).

The GGS receives competitive neutrality fees from entities within the PNFC and PFC Sector which are included in guarantee fees per Note 3. GGS payroll tax revenue per Note 3 includes $191 million (2023: $169 million) from entities within PNFC and PFC sectors. GGS sales of goods and services (including revenue from contracts with customers) with the PNFC sector are included in Note 5.

Expenses and liabilities

The GGS has borrowing with QTC. Note 13 discloses the interest expense which is predominantly with QTC and the borrowing balances are shown in Note 37(c). Further information on the terms of the QTC loans can be found in Note 46(c)(i).

Under the State’s cash management regime, GOCs advance surplus cash to the GGS. The GGS pays interest on these advances at the QTC Cash Fund rate. The balance outstanding on these GOC advances is per Note 37(b).

The GGS has a transport service contract expense with Queensland Rail, disclosed in Note 11, and pays community service obligations to electricity and water PNFC entities as per Note 14. During the year, the GGS paid a capital grant of $365 million to Gladstone Area Water Board for the Fitzroy to Gladstone Pipeline and transferred the $271 million Rookwood Weir to SunWater Limited.

Electricity expenses, also disclosed in Note 11, are paid by the GGS to electricity entities in the PNFC Sector.

Workers’ compensation premiums are paid to WorkCover by the GGS as per Note 9.

Equity injections and withdrawals

During the year, the GGS invested $480 million in Powerlink Queensland, $330 million in CleanCo Queensland Limited, $307 million in Queensland Hydro Pty Ltd, $182 million in CS Energy Limited and $123 million in Stanwell Corporation Limited under the Government’s Renewable Energy and Hydrogen Jobs Plan. The GGS also invested $502 million in Gladstone Area Water Board for the Gladstone to Fitzroy Pipeline, $152 million in SunWater Limited for the Paradise Dam and Burdekin Falls Dam Improvement Projects, $125 million in Seqwater for dam improvement projects and $100 million in Gladstone Ports Corporation Limited for the Northern Trade Precinct.

50.	Controlled entities

Public sector entities are generally considered material for the purposes of this report if they meet either of the following criteria:

–	net operating result in excess of $5 million; or

–	net assets in excess of $100 million.

However, in addition to material entities, the State consolidates some entities which are not material in terms of the operating position or net asset position criteria if they are either a department or if they are funded for the delivery of services.

5-82	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

When financial results are available in respect of non-material entities, they are reviewed with the aim of including any newly material entities in the following year’s consolidated financial statements.

Newly created entities that are expected to meet the materiality criteria on the basis of their initial budget estimates are included in the consolidated financial statements from the time of their establishment.

The GGS has 100% ownership and voting power in other Queensland public sector entities, classified as either PNFCs or PFCs.

The following controlled entities of the Government have been included in the consolidated financial statements for the year ended 30 June 2024. The list has been classified by activity sectors as outlined in Note 1(c). Entities denoted with an asterisk are consolidated with the accounts of the preceding entity.

General Government

Departments

Agriculture and Fisheries

Child Safety, Seniors and Disability Services

Education

Employment, Small Business and Training (renamed 18 December 2023)

Energy and Climate (renamed 18 December 2023)

*	QFleet - commercialised business unit

Environment, Science and Innovation (renamed 18 December 2023)

Health

*	Queensland Ambulance Service

Housing, Local Government, Planning and Public Works (renamed 18 December 2023)

*	QBuild - commercialised business unit

Justice and Attorney-General

Premier and Cabinet

Queensland Corrective Services

Queensland Fire and Emergency Services

Queensland Police Service

Queensland Treasury

Regional Development, Manufacturing and Water

Resources

State Development and Infrastructure (renamed 18 December 2023)

*	Economic Development Queensland - commercialised business unit
*	Office of Industrial Relations (transferred from Education on 18 Dec 2023)

Tourism and Sport (renamed 18 December 2023)

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

*	Arts Queensland
*	Screen Queensland Pty Ltd (transferred from Premier and Cabinet on 18 Dec 2023)

Transport and Main Roads

*	Digital Economy
*	CITEC - commercialised business unit
*	Corporate Administration Agency - shared service provider
*	Queensland Shared Services - shared service provider
*	RoadTek - commercialised business unit

Youth Justice (created 18 December 2023)

Other General Government entities

Board of the Queensland Museum

*	Queensland Museum Foundation Trust

Crime and Corruption Commission

Cross River Rail Delivery Authority

Electoral Commission of Queensland

Gold Coast Waterways Authority

Health and Wellbeing Queensland

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-83

Notes to the Financial Statements

50.	Controlled entities continued

Other General Government entities continued

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

*	Queensland Library Foundation

Motor Accident Insurance Commission

Nominal Defendant

Office of the Governor

Office of the Health Ombudsman

Office of the Information Commissioner

Office of the Inspector-General of Emergency Management

Office of the Ombudsman

Prostitution Licensing Authority

Public Sector Commission

Queensland Art Gallery Board of Trustees

*	Queensland Art Gallery I Gallery of Modern Art (QAGOMA) Foundation

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

Queensland Rural and Industry Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

*	Aviation Australia Pty Ltd

The Council of the Queensland Institute of Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

*	Gold Coast Events Management Ltd

Trade and Investment Queensland

5-84	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Public Non-financial Corporations

Brisbane Organising Committee for the 2032 Olympic and Paralympic Games

CleanCo Queensland Limited

*	Moah Creek Wind Farm Hold Co Pty Ltd
*	Moah Creek Wind Farm Project Co Pty Ltd
*	Moah Creek Solar Development Holding Co Pty Ltd
*	Moah Creek Solar Development Co Pty Ltd

CS Energy Limited

*	Aberdare Collieries Pty Ltd
*	Callide Energy Pty Ltd
*	CS Energy Financial Services Pty Ltd
*	CS Energy Group Holdings Pty Ltd
*	CS Energy Kogan Creek Pty Ltd
*	CS Kogan (Australia) Pty Ltd
*	CSE BESS Pty Ltd
*	CSE H2 Operations Pty Ltd
*	CSE H2 Pty Ltd
*	Kogan Creek Power Pty Ltd
*	Kogan Creek Power Station Pty Ltd
*	T75 Segregated Cell

Energy Queensland Limited

*	Energex Limited
*	Ergon Energy Corporation Limited
*	Ergon Energy Queensland Pty Ltd
*	Ergon Energy Telecommunications Pty Ltd
*	Metering Dynamics Pty Ltd
*	SPARQ Solutions Pty Ltd
*	Varnsdorf Pty Ltd
*	VH Operations Pty Ltd
*	Yurika Pty Ltd

Far North Queensland Ports Corporation Limited (trading as Ports North)

Gladstone Area Water Board

Gladstone Ports Corporation Limited

*	Gladstone Marine Pilot Services Pty Ltd

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

*	Artex Insurance (Guernsey) PCC Limited – Cell NQBP
*	Ports Corporation of Queensland Limited (dormant)
*	Mackay Ports Limited (dormant)

Port of Townsville Limited

Powerlink Queensland

*	Copperstring 2.0 Electricity Transmission Corporation Pty Ltd
*	Harold Street Holdings Pty Ltd
*	Powerlink Transmission Services Pty Ltd
*	Queensland Capacity Network Pty Ltd

Queensland Bulk Water Supply Authority (trading as Seqwater)

Queensland Hydro Pty Ltd (controlled entity of Queensland Treasury)

Queensland Rail

*	Queensland Rail Limited
*	On Track Insurance Pty Ltd

Queensland Treasury Holdings Pty Ltd (controlled entity of Queensland Treasury)

*	Brisbane Port Holdings Pty Ltd
*	DBCT Holdings Pty Ltd
*	Queensland Airport Holdings (Cairns) Pty Ltd (dormant)
*	Queensland Airport Holdings (Mackay) Pty Ltd (dormant)
*	Queensland Lottery Corporation Pty Ltd

Stadiums Queensland

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-85

Notes to the Financial Statements

50.	Controlled entities continued

Public Non-financial Corporations continued

Stanwell Corporation Limited

*	CQ-H2 Facilities Pty Ltd
*	CQ-H2 HLF Pty Ltd
*	CQ-H2 HPF Pty Ltd
*	CQ-H2 HTP Pty Ltd
*	CQ-H2 Industrial Water Pty Ltd
*	Glen Wilga Coal Pty Ltd (dormant)
*	Goondi Energy Pty Ltd (dormant)
*	Mica Creek Pty Ltd (dormant)
*	SCL North West Pty Ltd (dormant)
*	Stanwell Asset Maintenance Company Pty Ltd
*	Stanwell Renewable energy Holdings Pty Ltd
*	Stanwell Renewable energy Pty Ltd
*	Stanwell Wambo Stage 2 Hold Co Pty Ltd
*	Stanwell Wambo Stage 2 Project Co Pty Ltd
*	Stanwell Wambo Stage 2 Pty Ltd
*	Tarong Energy Corporation Pty Ltd (dormant)
*	Tarong Fuel Pty Ltd
*	Tarong North Pty Ltd
*	TEC Coal Pty Ltd
*	TN Power Pty Ltd
*	Wambo 2 Hold Co Pty Ltd
*	Wambo 2 Project Co Pty Ltd

SunWater Limited

*	Burnett Water Pty Ltd
*	Eungella Water Pipeline Pty Ltd
*	North West Queensland Water Pipeline Pty Ltd

Public Financial Corporations

QIC Limited (non-trading entities are not included in this list)

*	QGIF Carry Rebate Trust
*	QIC Corporate Holdings Pty Ltd
*	QIC Asian Investment Services Pte. Ltd
*	QIC Corporate Holdings Trust
*	QIC European Investment Services Limited
*	QIC Infrastructure Management Pty Ltd
*	QIC Infrastructure Management No.2 Pty Ltd
*	QIC Investments No. 1 Pty Ltd
*	QIC Investments No. 2 Pty Ltd
*	QIC Investments No. 3 Pty Ltd
*	QIC Investment Holdings Pty Ltd
*	QIC Investment Fund GP No.1 S.à r.l.
*	QIC QGIF II GP No.1 S.à r.l.
*	QIDF Feeder GP EUR S.à r.l.
*	QIDF Feeder GP USD S.à r.l.
*	QIDF GP DA Aggregator S.à r.l.
*	QIDF GP EUR S.à r.l.
*	QIDF GP USD S.à r.l.
*	QIDP GP1 S.à r.l.
*	QIC Investment Holdings Trust
*	QIC Private Capital Pty Ltd
*	QICP Pty Ltd
*	QIC Retail Pty Ltd

5-86	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Public Financial Corporations continued

QIC Limited (non-trading entities are not included in this list) continued

*	QIC US Management, Inc.
*	QIC Corporate Management, Inc.
*	QIC Global Infrastructure (US), Inc.
*	QIC Properties US, Inc.
*	QIC US Investment Services Inc.
*	QIC Non-Member Manager LLC
*	QIC QGIF GP Co No. 1 Inc
*	QIC US Private Equity, LLC
*	QIC US Private Equity No. 2 LLC
*	QIC US Shopping Centre Fund No.1 GP LLC
*	South Bay Managing Member LLC

Queensland Treasury Corporation

The National Injury Insurance Agency, Queensland

WorkCover Queensland

51.	Expenses from transactions by function

	General Government		Total State

	2024	2023	2024	2023

	$M	$M	$M	$M

General public services	6,939	6,135	14,312	12,079
Public order and safety	7,729	6,703	7,523	6,554
Economic affairs	3,047	2,672	11,537	10,989
Environmental protection	932	894	930	892
Housing and community amenities	2,725	1,597	2,942	2,561
Health	26,261	23,864	25,977	23,649
Recreation, culture and religion	1,248	1,081	1,367	1,160
Education	19,973	18,497	19,797	18,355
Social protection	10,203	6,390	10,400	6,682
Transport	9,031	8,047	9,008	8,066

	88,087	75,880	103,793	90,986

52.	Sector assets by function

	General Government		Total State

	2024	2023	2024	2023

	$M	$M	$M	$M

General public services[1]	67,177	63,690	102,695	94,806
Public order and safety	10,945	9,817	10,432	9,535
Economic affairs	14,083	14,248	54,918	53,883
Environmental protection	116,280	105,601	116,204	105,537
Housing and community amenities	26,932	24,144	39,778	37,347
Health	21,823	20,170	21,648	20,021
Recreation, culture and religion	5,713	5,604	6,914	6,592
Education	39,502	35,888	39,467	35,852
Social protection	3,202	2,686	7,208	5,784
Transport	139,673	132,647	150,452	143,026

	445,331	414,494	549,718	512,383

1For GGS, includes fixed rate notes and investments in other public sector entities. For TSS, includes investments managed by QIC, securities and bonds.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-87

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison

Operating Statement

	Variance Notes	Published Budget 2024 $M	Actual 2024 $M	Change $M	Change %
Revenue from Transactions
Taxation revenue	1	21,938	22,659	721	3%
Grants revenue	2	39,643	40,064	422	1%
Sales of goods and services		6,921	7,143	222	3%
Interest income	3	3,206	3,617	411	13%
Dividend and income tax equivalent income		1,521	1,477	(44)	(3%)
Other revenue	4	8,850	14,807	5,957	67%
Total Revenue from Transactions		82,079	89,768	7,689	9%

Expenses from Transactions
Employee expenses	5	32,175	33,264	1,089	3%
Superannuation expenses
Superannuation interest cost		721	789	68	9%
Other superannuation expenses		4,188	4,071	(116)	(3%)
Other operating expenses	6	22,969	25,901	2,932	13%
Depreciation and amortisation	7	5,039	5,441	401	8%
Other interest expenses		1,974	2,020	45	2%
Grants expenses	8	17,195	16,601	(594)	(3%)
Total Expenses from Transactions		84,261	88,087	3,826	5%
Net Operating Balance		(2,182)	1,681	3,863

Other economic flows - included in operating result	9	(40)	4,038	4,078

Operating Result		(2,222)	5,719	7,941

Other economic flows - other movements in equity *	10	3,785	21,434	17,649

Comprehensive Result - Total Change in Net Worth		1,563	27,153	25,590

KEY FISCAL AGGREGATES

Net Operating Balance		(2,182)	1,681	3,863

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		9,347	10,507	1,160
Less Sales of non-financial assets		276	147	(129)
Less Depreciation		5,039	5,441	401
Plus Change in inventories		(35)	(3)	32
Plus Other movement in non-financial assets		538	766	229
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets		4,534	5,682	1,148

Fiscal Balance		(6,716)	(4,001)	2,715
* For GFS, the change in Net Worth is the change from the previous published outcome. This differs from the AASB 1049 statements where prior year adjustments are permitted under IFRS.

5-88	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Balance Sheet

	Variance	Published Budget 2024	Actual 2024	Change	Change
	Notes	$M	$M	$M	%
Assets
Financial Assets
Cash and deposits	11	846	2,386	1,540	182%
Advances paid	12	1,540	1,137	(402)	(26%)
Investments, loans and placements	13	48,638	52,727	4,089	8%
Receivables		4,744	4,980	236	5%
Equity
Investments in other public sector entities		28,415	27,786	(629)	(2%)
Investments in other entities		165	205	40	24%
Total Financial Assets		84,347	89,221	4,874	6%

Non-Financial Assets
Land and other fixed assets	14	296,744	349,040	52,296	18%
Other non-financial assets		7,568	7,070	(498)	(7%)
Total Non-Financial Assets		304,312	356,110	51,798	17%

Total Assets		388,659	445,331	56,672	15%

Liabilities
Payables	15	5,328	7,010	1,682	32%
Superannuation liability	16	20,827	20,118	(709)	(3%)
Other employee benefits		10,028	10,277	248	2%
Advances received	17	1,734	3,161	1,427	82%
Borrowing	18	65,479	58,773	(6,707)	(10%)
Other liabilities		14,489	14,845	356	2%
Total Liabilities		117,886	114,184	(3,701)	(3%)

Net Worth		270,774	331,147	60,374	22%

Net Financial Worth		(33,538)	(24,963)	8,575
Net Financial Liabilities		61,953	52,749	(9,204)
Net Debt		16,190	5,684	(10,506)

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-89

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Cash Flow Statement

	Variance	Published Budget 2024	Actual 2024	Change	Change
	Notes	$M	$M	$M	%
Cash Receipts from Operating Activities
Taxes received	19	21,936	22,842	906	4%
Grants and subsidies received	20	39,641	40,307	666	2%
Sales of goods and services		7,196	7,272	76	1%
Interest receipts	21	3,203	3,613	410	13%
Dividends and income tax equivalents	22	1,080	799	(282)	(26%)
Other receipts	23	9,790	17,006	7,215	74%
Total Operating Receipts		82,846	91,837	8,991	11%

Cash Payments for Operating Activities
Payments for employees	24	(37,332)	(39,013)	(1,680)	5%
Payments for goods and services	25	(24,872)	(28,501)	(3,629)	15%
Grants and subsidies	26	(16,689)	(15,662)	1,027	(6%)
Interest paid		(1,892)	(1,928)	(36)	2%
Total Operating Payments		(80,786)	(85,104)	(4,318)	5%

Net Cash Flows from Operating Activities		2,060	6,734	4,673	227%

Cash Flows from Investments in
Non-Financial Assets
Purchases of non-financial assets	27	(9,347)	(10,507)	(1,160)	12%
Sales of non-financial assets		276	147	(129)	(47%)
		(9,071)	(10,360)	(1,289)	14%

Financial Assets for Policy Purposes		(2,264)	(2,159)	105	(5%)

Financial Assets for Liquidity Purposes	28	4,657	2,581	(2,076)	(45%)

Net Cash Flows from Investing Activities		(6,677)	(9,938)	(3,261)	49%

Receipts from Financing Activities
Advances received (net)	29	(46)	1,252	1,298	(2822%)
Borrowing (net)	28	4,437	1,974	(2,462)	(55%)
Net Cash Flows from Financing Activities		4,391	3,227	(1,164)	(27%)

Net Increase/(Decrease) in Cash Held		(226)	23	249	(110%)

KEY FISCAL AGGREGATES

Net Cash from Operating Activities		2,060	6,734	4,673
Net Cash Flow from Investments in Non-Financial Assets		(9,071)	(10,360)	(1,289)

CASH SURPLUS/(DEFICIT)		(7,010)	(3,626)	3,384

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)		(7,010)	(3,626)	3,384
Acquisitions under finance leases and similar arrangements		(814)	(826)	(12)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and
Similar Arrangements		(7,824)	(4,452)	3,373

5-90	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS

Operating Statement

1.	Taxation revenue was $721 million or 3% higher than the 2023-24 Budget reflecting underlying strength in payroll tax, transfer duty, gambling taxes and other duties.

2.

Grant revenue was $422 million higher compared to the 2023-24 Budget forecast due to advance payment of Housing Support Program funding, higher National Partnership payments for road and rail infrastructure and an increase in National Health Reform and Quality Schools specific payments from the Australian Government. This was partly offset by lower GST revenue and a decrease in disaster recovery funding as a result of an advance payment by the Australian Government in late June 2023 which was budgeted to be received in the 2023-24 year.

3.

Interest income increased $411 million compared to the 2023-24 Budget partly reflecting earnings on the Treasurer’s offset account, timing of investment withdrawals from the long term asset fixed rate note held with QTC and higher interest on solicitors trust accounts and other cash balances.

4.

Other revenue was $5.957 billion higher than the 2023-24 Budget estimate, in large part driven by royalty income as a result of temporarily high coal and oil prices declining more slowly than expected.

5.

Employee expenses were $1.089 billion, or 3 per cent higher than forecast with the increase mostly in key frontline areas of health and education services. The increase in part reflects growth in HHS employee numbers to service demand driven by population growth and additional school-based salaries costs, including more staffing associated with students with disability.

6.

Other operating expenses were $2.932 billion, or 13 per cent higher than the 2023-24 Budget, in the main reflecting the State’s $1,000 cost-of-living rebate paid initially to electricity retailers to be automatically deducted from all Queensland household electricity bills from 1 July 2024. Additional health services, including mental health, higher child safety placement costs and works associated with Cross River Rail and its integration into the rail network also contributed towards higher other operating expenses. These increases were partly offset by timing and capitalisation of school expenditure.

7.

Depreciation and amortisation expenses were $401 million higher in comparison to the 2023-24 Budget estimate because of unbudgeted upward valuations of road infrastructure, schools and hospitals and increased capital expenditure.

8.

Grants expenses were $594 million lower than the 2023-24 Budget estimate due to timing of various grant programs including grants to accelerate social and affordable housing projects, lower than expected payments under the Energy Price Relief Plan (a joint program with the Australian Government), and lower than forecast demand for the Australian Government’s HomeBuilder program. Grant funding to support the construction of the Gladstone to Fitzroy pipeline and higher disaster recovery payments to local councils partly offset these decreases in grants expenses.

9.

Other economic flows included in operating result were $4.078 billion higher than the 2023-24 Budget predominately due to fair value increments on the fixed rate notes with QTC which are linked to the fair value of QTC’s corresponding Long Term Asset and Debt Retirement Fund portfolios held with QIC.

10.

Other movements in equity were $17.649 billion higher than estimated in the 2023-24 Budget due to upward valuations of land under roads, school and public housing land and buildings and road infrastructure and downward actuarial adjustment to defined benefit superannuation liabilities, modestly offset in part by downward valuation of the investment in the PNFC and PFC sector entities.

Balance Sheet

11.	Refer Cash Flow Statement for movements in the cash balance.

12.

Advances paid were $402 million lower than the 2023-24 Budget estimate partly reflecting lower take up of loan programs for Medium to Large Businesses Recovery, drought and PIPES, administered by Queensland Rural and Industry Development Authority.

13.	Investments, loans and placements were $4.089 billion higher than the 2023-24 Budget estimate primarily reflecting upward market valuation of the fixed rate notes with QTC.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-91

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS continued

Balance Sheet continued

14.

The increase of $52.296 billion in land and other fixed assets over the 2023-24 Budget mainly reflect the revaluation adjustments that occurred in the 2022-23 year end process as well as within the 2023-24 year, and result from significant increase in land values and increased cost of inputs such as building materials and labour. Road infrastructure, school buildings, land under roads and public housing were particularly impacted. To a lesser extent, higher than originally projected purchases of non-financial assets also contributed to the comparative increase.

15.

Payables were $1.682 billion higher than the 2023-24 Budget due to several factors, including the Australian Government making advance payment of Financial Assistance Grants in respect of the 2024-25 financial year, which are to be on-passed to local councils, overpayment of GST grants which is to be returned to the Australian Government and an increase in rental bonds payable. These increases were partly offset by lower capital payables by the Department of Education.

16.

Superannuation liabilities were $709 million lower than the 2023-24 Budget forecast due to actuarial valuation adjustments largely attributable to an increase in discount rates compared to rates at the time of the 2023-24 Budget.

17.

Advances received were $1.427 billion higher than the 2023-24 Budget primarily due GOCs holding higher cash balances ahead of operational requirements. As part of the State’s cash management scheme, GOCs are to advance any surplus cash to the GGS set-off banking arrangements.

18.

Compared to the 2023-24 Budget, borrowings were $6.707 billion lower than projected primarily reflecting the lower borrowings from the 2022-23 outcome, which rolled forward into the opening balance for 2023-24 and lower than expected borrowing requirements within the year due to improved operating cash flows, driven by higher royalty revenue from Queensland’s coal and oil commodity producers, as elevated prices moderated slower than expected. These impacts were partly offset by higher capital purchases.

Cash Flow Statement

19.

Tax receipts were $906 million above the 2023-24 Budget estimate, which is higher than the increase in the Operating Statement (refer variance Note 1) due to lower than budgeted receivables at year end.

20.

Grants and subsidies received are $666 million higher than budgeted. This variance is higher than the Operating Statement (refer variance Note 2), due to the timing of receipts from the Commonwealth for health funding.

21.	The increase in interest receipts compared to budget is consistent with the Operating Statement (refer variance note 3).

22.	Dividends and income tax equivalents receipts were lower than the budget estimate due to lower tax equivalent payments from electricity entities.

23.	In addition to the increase in the Operating Statement (refer variance Note 4), other receipts were higher than budget due to higher than expected net GST receipts recovered from the ATO.

24.

Payments for employees are $1.680 billion higher than expected in the 2023-24 Budget and higher than the increase in the Operating Statement (refer variance Note 5) due to lower than expected salary and wage accruals at year end for health and education.

25.

Payments for goods and services are $3.629 billion above budget. This is more than the increase in expense in the Operating Statement (refer variance Note 6), due to higher than budgeted GST paid on purchases from suppliers (recovered from the ATO per variance note 23).

26.

Grants and subsidies payments are $1.027 billion lower than budgeted. This variance is greater than the Operating Statement (refer variance Note 8), due to the timing of acquittal of Financial Assistance Grants to Local Governments.

27.	Purchases of non-financial assets are $1.160 billion higher than the budget estimate reflecting delivery of the capital program ahead of expectations, predominantly road and rail infrastructure.

5-92	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Notes to the Financial Statements

53.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS continued

Cash Flow Statement continued

28.

Net cash inflows for liquidity purposes are $2.076 billion lower than budget, as improved operating cash flows result in lower than budgeted calls on the redraw facility. This was offset in part by the timing of investment withdrawals for regional infrastructure projects. The improved operating cash flows also reduced the State’s net borrowing needs, which are $2.462 billion lower than budget.

29.	Advances received are $1.298 billion higher than budget mainly due to the timing of equity injections to GOCs for renewable energy projects, which were held in the advances facility at year end.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-93

Certification of Queensland State Government Financial Statements

General Government Sector and Total State Sector Consolidated Financial Statements

2023 – 24

Management Certificate

The foregoing GGS and TSS consolidated financial statements have been prepared pursuant to section 25(1)(a) and (b) of the Financial Accountability Act 2009 and other prescribed requirements.

In our opinion and in terms of section 25(3) of the Financial Accountability Act 2009, we certify that the GGS and TSS consolidated financial statements have been properly drawn up, under the prescribed requirements, to present a true and fair view of:

(i)	the financial operations and cash flows of the Government of Queensland for the financial year; and

(ii)	the financial position of the Government of Queensland at 30 June 2024.

At date of certification of the statements, we are not aware of any material circumstances that would render any particulars included in the GGS and TSS consolidated financial statements misleading or inaccurate.

David Newby, CA	Rachel Crossland	The Honourable David Janetzki MP
Executive Director, Financial Reporting	Acting Under Treasurer	Treasurer
Queensland Treasury	Queensland Treasury	Minister for Energy and
Minister for Home Ownership

28 November 2024

5-94	Audited Consolidated Financial Statements 2023–24 – Queensland Government

INDEPENDENT AUDITOR’S REPORT

To the Treasurer of Queensland

Report on the audit of the financial report

Opinion

I have audited the accompanying financial report of the Queensland Government (the group) including the General Government Sector and Total State Sector as set out on pages 5-1 to 5-94.

The financial report comprises the balance sheets as at 30 June 2024, the operating statements, statements of changes in equity (net worth), cash flow statements for the year then ended, notes to the financial statements including material accounting policy information, and the certificate given by the Treasurer, Acting Under Treasurer and the Executive Director, Financial Reporting.

In my opinion, the financial report:

a)	gives a true and fair view of the Queensland Government’s financial position as at 30 June 2024, and its financial performance and cash flows for the year then ended

b)	complies with the Financial Accountability Act 2009 and Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting (AASB 1049).

Basis for opinion

I conducted my audit in accordance with the Auditor-General Auditing Standards, which incorporate the Australian Auditing Standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of my report.

I am independent of the Queensland Government in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to my audit of the financial report in Australia. I have also fulfilled my other ethical responsibilities in accordance with the Code and the Auditor-General Auditing Standards.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

Key audit matters are those matters that, in my professional judgement, were of most significance in my audit of the financial report of the current period. I addressed these matters in the context of my audit of the financial report as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-95

Valuation of property, plant and equipment (Total State Sector $404.68 billion; General Government Sector $334.66 billion at 30 June 2024)

Refer to Note 31 in the financial report.

Key audit matter	How my audit addressed this key audit matter

Property, plant and equipment is the most material balance on the Balance Sheet and is reported at fair value in compliance with AASB 13 Fair Value Measurement.

The valuation of some assets requires significant management judgement due to the uncertainties inherent in the valuation of these significant physical assets.

Complex valuation methodologies are applied to certain government assets including infrastructure assets, and some asset classes are difficult to value due to their nature. The inputs to valuation models are subjective and are reliant upon significant estimates and judgements.

Not all entities that are consolidated into the Whole of Government financial statements are required to report their material assets at fair value in their own general purpose financial statements. This increases the risk that material assets may not be reported at fair value in the consolidated financial statements.

For material assets that were reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  confirming, on a sample basis, the fair value of material assets included in the consolidated statements to the public sector entity’s audited financial statements

•  confirming the appropriateness of the approach used to measure the fair value for each type of asset class, and identifying the significant judgements made by management in determining fair value

•  confirming the appropriateness of disclosures made under AASB 13 Fair Value Measurement by agreeing them to the entity’s audited financial statements.

For material assets that were not reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  assessing the methodology used to derive the fair values of those assets

•  agreeing with component auditors the approach for auditing those values within materiality levels directed

•  confirming with the component auditors the results of testing performed over the fair values and the significant judgements used by management

•  assessing the impact of fair value adjustments on other balances in the financial statements, including depreciation and movements in the asset revaluation surplus

•  assessing the reasonableness of values of remaining assets not reported at fair value to ensure that the values are not likely to be materially different to their fair value

•  assessing the appropriateness of disclosures under AASB 13 Fair Value Measurement.

5-96	Audited Consolidated Financial Statements 2023–24 – Queensland Government

Valuation of defined benefit superannuation liability (Total State Sector $19.87 billion; General Government Sector $20.12 billion at 30 June 2024)

Refer to Notes 36 and 48 in the financial report.

Key audit matter	How my audit addressed this key audit matter

The Queensland Government defined benefit superannuation liability is a material amount on the Balance Sheet.

The underlying model used to value the liability is complex and involves a significant degree of management judgement and estimation in the selection of long-term assumptions, including salary growth, discount rates and expected CPI increases, to which the valuation of the scheme is highly sensitive.

The Government Division of the Australian Retirement Trust (QSuper) defined benefit scheme is actuarially assessed annually. This year, the state engaged an actuary expert to assist with the 30 June 2024 valuation.

My procedures included, but were not limited to:

•  obtaining management’s actuarial report and:

–   assessing the competence, capability and objectivity of the actuary expert engaged by the state

–   assessing the appropriateness of any changes to the methodology used

–   assessing the reasonableness of any material changes to the underlying assumptions and judgements used in estimating the liability

–   confirming the accuracy of the value reported in the consolidated financial statements.

•  assessing the appropriateness and adequacy of related disclosures in the financial statements against the requirements of applicable Australian accounting standards.

Consolidation of financial information

Key audit matter	How my audit addressed this key audit matter

The consolidated financial statements require the consolidation of financial information from over 90 public sector entities.

Entities may apply different financial reporting frameworks or apply accounting standards and accounting policies differently in the preparation of their individual financial statements.

AASB 1049 Whole of Government and General Government Sector Financial Reporting requires restatement or reclassification of certain information prepared under generally accepted accounting principles (GAAP) to comply with the Government Financial Statistics (GFS) requirements developed by the Australian Bureau of Statistics.

My procedures included, but were not limited to:

•  verifying the completeness of material public sector entities included in the consolidated financial statements

•  obtaining assurance over the completeness and accuracy of the financial information of individual entities consolidated in the financial statements by agreeing the financial information back to the audited financial statements for material public sector entities

•  verifying compliance with the ABS GFS manual with respect to accounting treatment and disclosures in the financial statements and the classification of entities into the relevant sectors of government

•  assessing the quality of the process used to identify and eliminate transactions and balances occurring between public sector entities and sectors of government

•  reviewing material manual adjustments and reclassification of amounts for reasonableness

•  for those public sector entities not consolidated into the financial statements, we confirmed that they did not exceed the thresholds for reporting and therefore were not material.

Audited Consolidated Financial Statements 2023–24 – Queensland Government	5-97

Other information

The Treasurer, through Queensland Treasury, is responsible for the other information.

Other information comprises financial and non-financial information (other than the audited financial report) included in the Queensland Government’s Report on State Finances for the year ended 30 June 2024 but does not include the financial report and our auditor’s report thereon.

My opinion on the financial report does not cover the other information and accordingly I do not express any form of assurance conclusion thereon.

In connection with my audit of the financial report, my responsibility is to read the other information when it becomes available, in doing so, consider whether the other information is materially inconsistent with the financial report or my knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work I have performed, I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.

Responsibilities of the Treasurer and Queensland Treasury for the financial report

The Treasurer, through Queensland Treasury, is responsible for:

•

the preparation of the financial report that gives a true and fair view in accordance with the Financial Accountability Act 2009, AASB 1049 including compliance with other applicable Australian Accounting Standards

•	such internal control as they determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error

•

disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting in the preparation of the financial statements unless this is assessed as not being appropriate.

Auditor’s responsibilities for the audit of the financial report

My objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of my responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at:

https://www.auasb.gov.au/auditors_responsibilities/ar5.pdf

This description forms part of my auditor’s report.

Rachel Vagg	3 December 2024 Queensland Audit Office

Auditor-General	Brisbane

5-98	Audited Consolidated Financial Statements 2023–24 – Queensland Government